Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

DIAMONDBACK ENERGY, INC.

ECLIPSE MERGER SUB I, LLC,

ECLIPSE MERGER SUB II, LLC

ENDEAVOR MANAGER, LLC

(solely for purposes of Section 1.8, Section 2.2, Section 2.3, Section 5.10, Section 5.22, Section 5.23, Section 8.2, Section 8.6, Section 8.7, Section 8.8, and Section 8.9),

and

ENDEAVOR PARENT, LLC

Dated as of February 11, 2024

TABLE OF CONTENTS

i

Exhibit A	Stockholders Agreement

Exhibit B	Form of Company Officer’s Certificate

Exhibit C	Form of Parent Officer’s Certificate

Exhibit D	Form of Surviving Company LLCA

Exhibit E-1	Form of Company Representation Letter

Exhibit E-2	Form of Parent Representation Letter

INDEX OF DEFINED TERMS

Term	Section

2024 Company Capital Expenditures Budget	5.1(a)(iv)
2024 Parent Capital Expenditures Budget	5.1(b)(ii)
280G Stockholder Vote	5.13(e)
Acquisition Proposal	5.2(m)(i)
Adjustment Amount Determination Date	2.2(c)
Adverse Recommendation Change	5.2(c)
Affiliate	8.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(a)
Anti-Corruptions Laws	8.3(b)
Applicable Parties	2.2(b)
Assets	8.3(c)
Automatic Shelf Registration Statement	4.22
Base Cash Amount	8.3(d)
Business Day	8.3(e)
Capitalization Schedule	1.7
Cash Consideration	8.3(f)
Certificates of Merger	1.1(b)
Closing	1.2
Closing Adjustment	8.3(g)
Closing Date	1.2
Closing Statement	2.2(a)
Code	Recitals
Common Stock Consideration	2.1(a)(ii)
Company	Preamble
Company 2023 Financials	5.20(a)
Company 401(k) Plan	5.13(d)
Company Affiliate	8.15
Company Balance Sheet	3.17(a)
Company Balance Sheet Date	3.17(a)
Company Benefit Plan	8.3(h)
Company Covered Individual	5.1(a)(xiv)
Company Designees	1.5
Company Disclosure Letter	Article III
Company Employee	5.13(a)
Company Engagement	8.20
Company Expenses	7.3(c)
Company Financial Statements	3.17(a)
Company Group Interests	3.12(b)
Company Holders	3.12(a)
Company Independent Petroleum Engineers	3.13(d)
Company Intellectual Property Rights	3.18(a)
Company Interests	1.7
Company LTIP	8.3(i)
Company Material Adverse Effect	8.3(j)
Company Material Contracts	3.9(a)
Company Phantom Equity Plan	8.3(k)
Company Representative	Preamble
Company Representative Tax Returns	5.10(a)
Company Reserve Report Letter	3.13(d)
Company Subsidiary Interests	3.12(b)
Confidentiality Agreement	8.3(l)

v

Consents	Recitals
Contracts	8.3(m)
control	8.3(n)
controlled	See definition of control, 8.3(n)
controlled by	See definition of control, 8.3(n)
Controlled Group	8.3(o)
Cooperation Period	5.20(a)
Counsel	8.20
Creditors’ Rights	3.3
D&O Insurance	5.8(b)
Damages	8.3(p)
DE Certificate of Merger I	1.1(b)
DE Certificate of Merger II	1.1(b)
Debt Commitment Letter	4.26(a)
Debt Financing	4.26(a)
Debt Financing Amounts	4.26(a)
Debt Financing Entities	8.3(q)
Debt Financing Sources	8.3(q)
Debt Payoff Letter	5.17
Derivative	8.3(r)
DGCL	5.2(a)
Discharge	5.18(b)
Discharge Documents	5.18(a)
Disputed Amounts	2.2(b)
Divestiture Action	5.5(c)
DLLCA	Recitals
EBITDA	8.3(s)
Encumbrance	8.3(t)
Endeavor LP	Article III
Environmental Condition	8.3(u)
Environmental Laws	8.3(v)
Equipment	3.15(d)
ERISA	8.3(w)
ERISA Affiliate	8.3(x)
Exchange Act	8.3(y)
Ex-Im Laws	8.3(z)
Existing Credit Agreement	8.3(aa)
Existing Notes	8.3(bb)
Existing Notes Indenture	8.3(cc)
Expenses	7.3(a)
Fee Letter	4.26(b)
FERC	3.21
Filed Parent SEC Documents	Article IV
Financial Statements	4.14(a)
First Merger	Recitals:
First Merger Effective Time	1.1(b)
First Surviving Company	Recitals
Fraud	8.3(dd)
Governmental Entity	8.3(ee)
Hazardous Substances	8.3(ff)
HSR Act	8.3(gg)
Hydrocarbons	8.3(hh)
Income Tax	8.3(ii)
Indebtedness	8.3(jj)
Indemnified Parties	5.8(a)
Indemnified Party	5.8(a)
Indemnifying Parties	5.8(a)

Independent Accountants	2.2(b)
Intellectual Property Rights	8.3(kk)
Interests	8.3(ll)
Intervening Event	5.2(m)(iii)
Intervening Event Matching Period	5.2(b)(I)
Intervening Event Notice	5.2(b)(I)
IRS	8.3(mm)
Issuers	See definition of Existing Notes Indenture, 8.3(cc)
knowledge	8.3(nn)
Labor Agreement	8.3(oo)
Laws	8.3(pp)
Leakage	8.3(qq)
Lease	3.14(b)
made available to Parent	8.3(rr)
made available to the Company	8.3(ss)
Make-Whole Amount	8.3(tt)
Managing Member	3.3
Matching Period	5.2(b)(I)
Material Adverse Effect	8.3(uu)
Merger	Recitals
Merger Consideration	2.1(b)
Merger Effective Time	1.1(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Nasdaq	2.3
Net Debt Position	8.3(vv)
NGA	3.21
NGPA	3.21
Notes Redemption	5.18(a)
Oil and Gas Leases	8.3(ww)
Oil and Gas Properties	8.3(xx)
Order	6.1(c)
Organizational Documents	8.3(yy)
Outside Date	7.1(b)(i)
Parachute Payment	5.13(e)
Parent	Preamble
Parent 401(k) Plan	5.13(d)
Parent Benefit Plan	8.3(zz)
Parent Board	Recitals
Parent Charter Amendment	5.3(c)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article IV
Parent Equity Plan	8.3(aaa)
Parent Independent Petroleum Engineers	4.15(d)
Parent Intellectual Property Rights	4.19(a)
Parent Material Adverse Effect	8.3(bbb)
Parent Material Contracts	4.9(a)
Parent Parties	Preamble
Parent Party	Preamble
Parent Preferred Stock	4.12(a)
Parent PRSU Award	8.3(ccc)
Parent Recommendation	4.3(b)
Parent Representation Letter	5.10(e)(ii)
Parent Reserve Report Letter	4.15(d)
Parent RSU Award	8.3(ddd)

Parent Stockholder Approval	4.3(a)
Parent Stockholders	Recitals
Parent Stockholders Meeting	5.3(a)
Parent Termination Fee	7.3(b)
Parties	Preamble
Party	Preamble
Pass-Through Tax Proceeding	5.10(d)
Pass-Through Tax Return	8.3(eee)
Payoff Amount	5.17
Permits	8.3(fff)
Permitted Distribution Amount	8.3(ggg)
Permitted Encumbrance	8.3(hhh)
Permitted Leakage	8.3(iii)
Permitted Oil and Gas Arrangements	Section 8.3(jjj)
Permitted Transfer	8.3(kkk)
Person	8.3(lll)
Phantom Interests	8.3(mmm)
Post-Closing Adjustment	8.3(nnn)
Post-Closing Statement	2.2(b)
Preferential Rights	8.3(ooo)
Proceeding	8.3(ppp)
Production Burdens	8.3(qqq)
Properties	8.3(rrr)
Proxy Statement	5.3(a)
Redemption Notice	5.18(a)
Regulatory Material Adverse Effect	5.5(c)
Related Parties	3.19
Related Party Contracts	5.23
Relative	8.3(sss)
Release	8.3(ttt)
Remediation	8.3(uuu)
Reorganization Treatment	Recitals
Representation Letters	5.10(e)(ii)
Representative	8.3(vvv)
Requisite Financial Statements	5.20(a)
Resolution Period	2.2(b)
Restricted Affiliates	8.3(www)
Rev. Proc. 2018-12	5.10(f)
Review Period	2.2(b)
Right(s)-of-Way	8.3(xxx)
Sanctioned Country	8.3(yyy)’
Sanctioned Person	8.3(zzz)
Sanctions	8.3(aaaa)
Satisfaction and Discharge	5.18(a)
Say-on-Pay Advisory Vote	5.3(c)
SEC Clearance	5.3(b)
SEC Documents	4.14(a)
Second Merger	Recitals
Securities Act	8.3(bbbb)
Statement of Objections	2.2(b)
Stock Issuance	4.3(a)
Stockholders Agreement	5.16
Subsidiary	8.3(cccc)
Superior Proposal	5.2(m)(i)
Superior Proposal Notice	5.2(b)(I)
Surviving Company	Recitals

Surviving Company LLCA	8.3(dddd)
Tail Period	5.8(b)
Takeover Law	5.6
Tax Counsel	6.3(e)
Tax Opinion	6.3(e)
Tax Proceeding	8.3(eeee)
Tax Return	8.3(ffff)
Taxes	8.3(gggg)
TBOC	Recitals
Terminable Breach	7.1(b)(iii)
Third Party	8.3(hhhh)
Transactions	Recitals
Transfer	8.3(iiii)
Transferred	See definition of Transfer, 8.3(iiii)
Treasury Regulations	8.3(jjjj)
TX Certificate of Merger I	1.1(b)
TX Certificate of Merger II	1.1(b)
under common control with	See definition of control, 8.3(n)
Viper	4.13(a)
Viper Class A Common Stock	4.13(a)
Viper Class B Common Stock	4.13(a)
Viper Common Stock	4.13(a)
Viper Preferred Stock	4.13(a)
WARN Act	3.16(b)
Wells	8.3(kkkk)
Wholly Owned Company Subsidiary	5.1(a)(ix)
Wholly Owned Parent Subsidiary	5.1(b)(vi)
Willful and Material Breach	7.2(b)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 11, 2024, is by and among Diamondback Energy, Inc., a Delaware corporation (“Parent”), Eclipse Merger Sub I, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub I”), Eclipse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), Endeavor Manager, LLC, a Texas limited liability company (the “Company Representative”), solely for purposes of Section 1.8, Section 2.2, Section 2.3, Section 5.10, Section 5.22, Section 5.23, Section 8.2, Section 8.6, Section 8.7, Section 8.8, and Section 8.9, and Endeavor Parent, LLC, a Texas limited liability company (the “Company”). Each of (i) Parent, Merger Sub I, Merger Sub II, the Company, and the Company Representative (solely for purposes of Section 1.8, Section 2.2 Section 2.3, Section 5.10, Section 5.22, Section 5.23, Section 8.2, Section 8.6, Section 8.7, Section 8.8, and Section 8.9) is referred to herein individually as a “Party” and collectively as the “Parties” and (ii) Parent, Merger Sub I and Merger Sub II are referred to herein individually as a “Parent Party” and collectively as the “Parent Parties.”

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Texas Business Organizations Code (the “TBOC”) and the Delaware Limited Liability Company Act (the “DLLCA”) and other applicable laws, (a) Merger Sub I shall merge with and into the Company (the “First Merger”), with the Company being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a direct, wholly owned Subsidiary of Parent (the “First Surviving Company”), and (b) immediately following the First Merger, the First Surviving Company shall merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Merger”), with Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a direct, wholly owned Subsidiary of Parent (the “Surviving Company”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, has (a) determined that this Agreement and the transactions contemplated by this Agreement (the “Transactions”), including the Merger, the issuance of shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), are fair to, in the best interests of, and are advisable to, Parent and its stockholders (the “Parent Stockholders”) and (b) approved, adopted and declared advisable this Agreement and the Transactions;

WHEREAS, Parent, in its capacity as the sole member of each of Merger Sub I and Merger Sub II, has (i) determined that this Agreement and the Transactions are fair to, in the best interests of, and advisable to Parent, and (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger);

WHEREAS, the Board of Managers of the Managing Member, the Managing Member and at least a majority of the Company Holders have authorized, approved and adopted in all respects the Transactions (including the Merger) and this Agreement, pursuant to an action by written consent (together, the “Consents”);

WHEREAS, immediately following the First Merger, Parent, as the sole member of First Surviving Company, will approve, authorize and adopt in all respects the Second Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the First Merger and the Second Merger, taken together, will constitute an integrated transaction, described in Rev. Rul. 2001-46, 2001-2 C.B. 321, that will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and (b) this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Transactions, and also to prescribe certain conditions to the Transactions as specified herein.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I
THE MERGER

Section 1.1              The Merger.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the TBOC and the DLLCA, (i) at the First Merger Effective Time, Merger Sub I and the Company shall consummate the First Merger, pursuant to which Merger Sub I shall merge with and into the Company, following which the separate existence of Merger Sub I shall cease and the Company shall continue as the First Surviving Company after the First Merger and as a direct, wholly owned Subsidiary of Parent, and (ii) immediately following the consummation of the First Merger and at the Merger Effective Time, the First Surviving Company and Merger Sub II shall consummate the Second Merger, pursuant to which the First Surviving Company shall merge with and into Merger Sub II, following which the separate existence of the First Surviving Company shall cease and Merger Sub II shall continue as the Surviving Company after the Second Merger and as a direct, wholly owned Subsidiary of Parent.

(b)           On the terms and subject to the conditions set forth herein, on the Closing Date, the Company and Merger Sub I shall cause the First Merger to be consummated by filing all necessary documentation, including a certificate of merger in customary form and substance (the “TX Certificate of Merger I”) with the Secretary of State of the State of Texas in accordance with the applicable provisions of the TBOC and a certificate of merger in customary form and substance (the “DE Certificate of Merger I”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA, as applicable. The later of the date and time at which the TX Certificate of Merger I has been filed with the Secretary of State of the State of Texas and the DE Certificate of Merger I has been filed with the Secretary of State of the State of Delaware, as applicable, or such later date and time as may be agreed in writing by the Company and Parent and specified in the TX Certificate of Merger I and the DE Certificate of Merger I, as applicable, will be the effective time of the First Merger (the “First Merger Effective Time”). On the terms and subject to the conditions set forth herein, on the Closing Date and immediately following the filing of the TX Certificate of Merger I with the Secretary of State of the State of Texas and the DE Certificate of Merger I with the Secretary of State of the State of Delaware, as applicable, the First Surviving Company and Merger Sub II shall cause the Second Merger to be consummated by filing all necessary documentation, including a certificate of merger in customary form and substance (the “TX Certificate of Merger II”) with the Secretary of State of the State of Texas in accordance with the applicable provisions of the TBOC and a certificate of merger in customary form and substance (the “DE Certificate of Merger II”, and together with the TX Certificate of Merger I and the DE Certificate of Merger I, the “Certificates of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA, as applicable. The later of the date and time at which the TX Certificate of Merger II has been filed with the Secretary of State of the State of Texas and the DE Certificate of Merger II has been filed with the Secretary of State of the State of Delaware, as applicable, or such later date and time as may be agreed in writing by the First Surviving Company and Parent and specified in the TX Certificate of Merger II and the DE Certificate of Merger II, as applicable, will be the effective time of the Second Merger (the “Merger Effective Time”).

Section 1.2              Closing. The closing of the First Merger (the “Closing”) shall take place on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing. None of the Transactions described in Section 1.1 above shall be completed unless all of them are completed substantially concurrently in accordance with the terms of this Agreement.

Section 1.3             Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificates of Merger and in the relevant provisions of the TBOC and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Merger Effective Time, all the property, rights, privileges, powers and franchises of each of Merger Sub I and the Company shall vest in the First Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Merger Sub I and the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the First Surviving Company, and (b) at the Merger Effective Time, all the property, rights, privileges, powers and franchises of each of Merger Sub II and the First Surviving Company shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Merger Sub II and the First Surviving Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

Section 1.4             Organizational Documents.

(a)            At the First Merger Effective Time (i) the certificate of formation of the Company shall remain unchanged and shall continue to be the certificate of formation of the First Surviving Company until thereafter amended as provided therein or by applicable Law, and (ii) the limited liability company agreement of the Company shall be amended and restated so that it is read in its entirety the same as the limited liability company agreement of Merger Sub I as in effect immediately prior to the First Merger Effective Time (except that all references therein to Merger Sub I shall be amended to become references to the First Surviving Company and all references based on the DLLCA shall be revised to become references based on the corresponding provisions of the TBOC), and until thereafter amended as provided therein or by applicable Law.

(b)           At the Merger Effective Time (i) the certificate of formation of Merger Sub II in effect as of immediately prior to the Merger Effective Time shall remain unchanged and shall continue to be the certificate of formation of the Surviving Company, until thereafter amended as provided therein or by applicable Law; and (ii) the limited liability company agreement of Merger Sub II in effect as of immediately prior to the Merger Effective Time shall be amended and restated to read in its entirety as set forth in the Surviving Company LLCA; until thereafter amended as provided therein or by applicable Law.

Section 1.5            Directors of Parent. Prior to the Closing Date, Parent shall take all necessary actions to cause four (4) individuals mutually agreed by the Company and Parent in writing prior to the Closing (with any replacement thereto similarly mutually agreed) (the “Company Designees”) to be appointed to the Parent Board immediately following the Merger Effective Time. The Company Designees shall meet the criteria for service on the Parent Board under applicable law, the Nasdaq rules and the Stockholders Agreement (as if the latter were in effect as of the time of such nomination).

Section 1.6            Officers of the Surviving Company. At the First Merger Effective Time, the Parties shall take all requisite actions so that officers of the First Surviving Company shall be the Persons that served in such roles at Merger Sub I as of immediately prior to the First Merger Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with applicable Law and the limited liability company agreement of the First Surviving Company. At the Merger Effective Time, the Parties shall take all requisite actions so that the officers of the Surviving Company shall be the Persons that served in such roles at the First Surviving Company as of immediately prior to the Merger Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with applicable Law and the Surviving Company LLCA.

Section 1.7             Capitalization Schedule. At least five (5) Business Days prior to the Closing, the Company shall deliver a written certificate to Parent, executed by a duly authorized officer of the Company, setting forth as of the Closing Date a true, complete and correct list of all Company Holders, the equity interests of the Company (the “Company Interests”) held by each such Company Holder and the portion of the Merger Consideration payable to such Company Holder (the “Capitalization Schedule”). Parent shall be entitled to rely conclusively on the Capitalization Schedule for the purposes of allocating the Merger Consideration and shall have no liability to the Company Holders or any other Person for such reliance.

Section 1.8             Company Holders. The Company and the Company Representative shall provide, and shall cause the Company Holders to provide, such information and take such actions as are reasonably requested by the Company or Parent’s transfer agent to deliver the Merger Consideration to the Company Holders, including causing the Company Holders to provide customary investor representations, bank account information, and tax and withholding information and executing and delivering customary transfer and paying agent documentation required for recipients of cash and stock consideration in a business combination transaction.

Article II
EFFECT ON THE EQUITY INTERESTS OF THE COMPANY AND MERGER SUBS

Section 2.1             Effect on Equity Interests.

(a)           At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub I or the Company, or the holders of any shares of capital stock or other equity interests of Parent, Merger Sub I, or the Company:

(i)           Each unit of membership interest of Merger Sub I issued and outstanding immediately prior to the First Merger Effective Time shall be converted into and become one (1) membership interest of the First Surviving Company, which shall constitute one hundred percent (100%) of the outstanding equity of the First Surviving Company immediately following the First Merger Effective Time, and Parent shall continue as the sole member of the First Surviving Company.

(ii)          All issued and outstanding Company Interests shall be converted into the right to receive, in the aggregate, (x) an amount in cash equal to the Cash Consideration and (y) 117,267,069 shares of Parent Common Stock (“Common Stock Consideration”), in each case, allocated among the Company Holders in accordance with the Capitalization Schedule.

(b)           As of the First Merger Effective Time, the Company Interests will no longer be outstanding and shall automatically be cancelled and will cease to exist, and each holder of Company Interests will cease to have any rights with respect thereto, except the right to receive the Merger Consideration. For the purposes of this Agreement, the “Merger Consideration” shall mean the Cash Consideration and the Common Stock Consideration.

(c)           At the Merger Effective Time, by virtue of the Second Merger and without any action on the part of Parent, Merger Sub II or the First Surviving Company, or the holders of any shares of capital stock or other equity interests of Parent, Merger Sub II, or the First Surviving Company:

(i)           Each unit of membership interest in Merger Sub II issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding as an identical membership interest in the Surviving Company and shall collectively constitute one hundred percent (100%) of the outstanding equity of the Surviving Company, and Parent shall continue as the sole member of the Surviving Company.

(ii)          Each unit of membership interest of the First Surviving Company issued and outstanding immediately prior to the Merger Effective Time shall thereupon be automatically cancelled and no consideration shall be delivered in exchange therefor.

Section 2.2             Adjustments.

(a)            At least ten (10) Business Days prior to the expected Closing Date, the Company shall deliver to Parent a statement (the “Closing Statement”), which shall set forth the Permitted Distribution Amount, the Make-Whole Amount, any Leakage and any Permitted Leakage of the Company from January 1, 2024 to the Closing Date and the resulting Closing Adjustment, with reasonable documentation in the possession of the Company to support the items for which adjustments to the Base Cash Amount are to be made and a brief explanation of any such calculations. The Closing Statements shall be prepared in accordance with the terms of this Agreement. Within five (5) Business Days after its receipt of the Closing Statement, Parent may submit to the Company in writing any objections or proposed changes thereto and the Company shall consider all such objections and proposed changes in good faith. If Parent and Company are unable to agree, in whole or in part, on the Closing Adjustment, then the initial Closing Statement delivered and the Closing Adjustment set forth therein (with such adjustments as Parent, acting in good faith, is willing to accept, if any) shall control for purposes of determining the Cash Consideration, absent manifest error. Parent shall use reasonable best efforts to provide the Company and its Representatives with all information in Parent’s possession or control that is reasonably required to determine the Permitted Distribution Amount within ten (10) Business Days of any such request, and Parent shall use reasonable best efforts to make its Representatives reasonably available to respond to any queries with respect thereto and, if requested by the Company or its Representatives, shall use reasonable best efforts to provide any additional supporting information in Parent’s possession or control that is reasonably required by the Company to determine the Permitted Distribution Amount.

(b)            For purposes of this Section 2.2, Parent and the Company Representative are referred to as the “Applicable Parties”. Within forty five (45) days after the Closing Date, Parent shall prepare and deliver to the Company Representative a statement (the “Post-Closing Statement”), which shall set forth Parent’s good faith estimate of the Permitted Distribution Amount, the Make-Whole Amount, any Leakage and any Permitted Leakage of the Company from January 1, 2024 to the Closing Date and the resulting Post-Closing Adjustment. If Parent fails to timely deliver the Post-Closing Statement, the Closing Statement provided by the Company shall be deemed to have been accepted by Parent as final, binding and non-appealable. After receipt of the Post-Closing Statement, the Company Representative shall have thirty (30) days (the “Review Period”) to review the Post-Closing Statement. During the Review Period, Parent shall provide the Company Representative and its advisors with reasonable access to the books and records and personnel of the Company to the extent that they relate to the Post-Closing Statement; provided that such access shall be in a manner that does not interfere with the normal business operations of Parent, the Company and its Subsidiaries. At or prior to 5:00 p.m. prevailing Central Time on the last day of the Review Period, the Company Representative may object to the Post-Closing Statement by delivering to Parent a written statement setting forth its objections in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith (the “Statement of Objections”). If the Company Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Post-Closing Statement shall be deemed to have been accepted by the Company Representative, as final, binding and non-appealable. If the Company Representative delivers the Statement of Objections before the expiration of the Review Period, then (1) only those items, calculations and other matters that are specified in the Statement of Objections shall be deemed in dispute and all other items, calculations and matters set forth in the Post-Closing Statement shall be final, binding and non-appealable by the Company Representative, (2) the Applicable Parties shall negotiate in good faith to resolve any remaining objections within fifteen (15) days after the delivery thereof (the “Resolution Period”), and (3) if any such objections are so resolved within the Resolution Period, the Post-Closing Statement, with such changes as may have been mutually agreed in writing by the Applicable Parties, shall be final, binding and non-appealable. If the Applicable Parties fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to KPMG LLP or, if KPMG LLP is unable to serve, the Applicable Parties shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants (the “Independent Accountants”) who, in each case, acting as experts and not arbitrators, shall resolve the Disputed Amounts only. Notwithstanding the foregoing, if KPMG LLP has not confirmed that it will act as an expert with respect to resolving such Disputed Amounts within ten (10) days following the request from the Applicable Parties to act as an expert with respect to resolving such Disputed Amounts, or the Applicable Parties do not mutually agree on an alternate accounting firm within twenty (20) days after the initial request to KPMG LLP, the Applicable Parties shall promptly engage CPR Dispute Resolution Services LLC to select the Independent Accountants. The Independent Accountants, once appointed, shall have no ex parte communications with the Applicable Parties (or any of their respective representatives) concerning the expert determination or the items of adjustment which are in dispute. All communications between any Applicable Party (or any of their respective representatives), on the one hand, and the Independent Accountants, on the other hand, shall be conducted in writing, with copies sent simultaneously to the other Applicable Party(ies) in the same manner, or at a meeting to which the Independent Accountants and the Applicable Parties (or a representative thereof) have been invited and have been provided at least five (5) Business Days’ notice. The Independent Accountants shall only decide the specific Disputed Amounts and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Post-Closing Statement and the Statement of Objections, respectively. The Applicable Parties shall direct the Independent Accountants to make a determination as soon as practicable within forty-five (45) days (or such other time as the parties hereto shall agree in writing) after their engagement. The Independent Accountants may not award damages, interest or penalties to any Applicable Party with respect to any matter. The final determination with respect to all Disputed Amounts shall be set forth in a written statement by the Independent Accountants delivered simultaneously to the Applicable Parties and shall, absent manifest error, be final, binding and non-appealable on or by the Parties and enforceable against the Parties in any court of competent jurisdiction. Each Applicable Party shall promptly execute any reasonable engagement letter requested by the Independent Accountants and shall each reasonably cooperate with the Independent Accountants. The fees and expenses of the Independent Accountants pursuant to this Section 2.2(b) shall be borne one-half by each Applicable Party.

(c)           If the Post-Closing Adjustment, as finally determined pursuant to Section 2.2(b) (the date of such determination, the “Adjustment Amount Determination Date”):

(i)            is greater than the Closing Adjustment, Parent shall pay the amount of such difference in cash to Company Holders (in their capacity as former holders of Company Interests), in accordance with the allocation set forth on the Capitalization Schedule, by wire transfer of immediately available funds to an account (or accounts) designated by Company Representative in writing (and the Company Representative shall promptly remit such amounts to the Company Holders in accordance with the allocation set forth on the Capitalization Schedule);

(ii)          is less than the Closing Adjustment, the Company Representative shall pay (or cause to be paid) the difference in cash by wire transfer of immediately available funds to an account (or accounts) designated by Parent in writing; and

(iii) is equal to the Closing Adjustment, then no payment of additional consideration will be required.

(d)          Until the later of (i) the Adjustment Amount Determination Date and (ii) if a payment is required to be made to Parent under Section 2.2(c)(ii), the full payment of such amount, the Company Representative shall retain its portion of the Cash Consideration for purposes of satisfying its obligations under Section 2.2(c)(ii).

Section 2.3             Withholding Rights. The Parties and their Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable to any Person pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code or pursuant to any other applicable Law (and, for the avoidance of doubt, to the extent deduction or withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of such Parent Common Stock otherwise deliverable hereunder may be deducted or withheld). If the applicable withholding agent intends to withhold from any amounts payable to Company Holders (other than with respect to any withholding relating to a failure by any Company Holder to deliver to Parent, at or prior to the Closing, the deliverable contemplated in Section 6.2(e)) the applicable withholding agent shall provide prior written notice of such withholding to Company Representative as soon as reasonably practicable after it determines withholding is required (and in any event no fewer than five (5) days prior to Closing) and to reasonably cooperate with Company Representative to reduce or eliminate such withholding to the extent permissible under applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid absent such deduction or withholding, and, if a portion of the Parent Common Stock otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of shares of Parent Common Stock on The Nasdaq Global Select Market (“Nasdaq”) on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company disclosure letter delivered by the Company to Parent on or immediately prior to the date of this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that any information set forth in one section or subsection of the Company Disclosure Letter also will apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face from the text of the disclosure), the Company represents and warrants to Parent as of the date of this Agreement (except for representations and warranties that refer to a specified date, which will be deemed to be made as of such date only; provided, that to the extent a representation or warranty expressly relates to an earlier date, references to the “Company” in this Article III shall be deemed to refer to (i) Endeavor Energy Resources, L.P., a Texas limited partnership (“Endeavor LP”), with respect to the period prior to November 13, 2023, and (ii) the Company, with respect to the period from and after November 13, 2023) the matters set out in this Article III:

Section 3.1             Existence and Qualification. The Company is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Each of the Subsidiaries of the Company is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization, except where the failure to be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified to do business in all other jurisdictions in which its ownership of property or conduct of business requires it to be qualified, except where the failure to be so qualified or licensed, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2             Organizational Power. The Company has all requisite organizational power to enter into Agreement, to perform its obligations hereunder and to consummate the Transactions. The Company and each of its Subsidiaries has all requisite organizational power to own, lease, and operate the Company Assets and to carry on its business as now being conducted, except where the failure to have such power, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.3            Authorization and Enforceability. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary actions, including all limited liability company or similar action on the part of the Company. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent, Merger Sub I and Merger Sub II, constitutes the valid and binding obligations of the Company, enforceable in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (collectively, the “Creditors’ Rights”). The approval of Endeavor Manager, LLC, a Texas limited liability company (the “Managing Member”) and at least a majority of the Company Holders are the only approvals of the direct holders of the Company Interests or other equity interests of the Company required in connection with the consummation of the Transactions. The Board of Managers of the Managing Member, the Managing Member and at least a majority of the Company Holders have authorized, approved and adopted in all respects the Transactions and this Agreement, pursuant to the Consents, true, correct and complete copies of which has been delivered to Parent. The Consents remains in full force and effect and has not been rescinded, withdrawn or modified in any way.

Section 3.4             No Conflicts. Except as set forth on Schedule 3.4 of the Company Disclosure Letter, the execution, delivery, and performance of this Agreement and the Transactions, will not (a) violate any provision of the Organizational Documents of the Company, (b) subject to the termination of the Existing Credit Agreement and satisfaction in full of all obligations outstanding thereunder, violate, conflict with or result in a default (with or without due notice or lapse of time or both) or the creation of any Encumbrance (other than Permitted Encumbrances) in or upon any of the Company Assets or give rise to any right of termination, cancellation or acceleration under any Company Material Contract, (c) subject to the governmental filings and other matters referenced in Section 3.10 and compliance with the HSR Act, violate any Laws applicable to the Company, any of its Subsidiaries or any Company Assets or (d) violate any provision of any Company Material Contract to which the Company is a party except, in the case of clauses (b), (c) and (d), as would (x) not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (y) not materially impair, hinder or delay the Company or the Company Representative’s ability to perform its obligations under this Agreement.

Section 3.5            Brokers. Except for the fees and expenses payable to J.P. Morgan Securities, LLC, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Subsidiaries, the Company Representative or any Company Holder. The Company has delivered to Parent, prior to the execution and delivery of this Agreement, a certified statement from J.P. Morgan Securities, LLC with a summary of any such fee or commission payable to J.P. Morgan Securities, LLC, and upon the payment of such fees or commission, there shall be no further liabilities of the Company, Parent, any of their Subsidiaries, the Company Representative or any Company Holder (other than customary indemnification and contribution obligations).

Section 3.6             Litigation.

(a)           There are no Proceedings against the Company or any of its Subsidiaries pending before any Governmental Entity or, to the Company’s knowledge, threatened in writing with respect to the Company, any of its Subsidiaries or any Company Assets, except those Proceedings (i) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) that would not materially impair, hinder or delay the Company or the Company Representative’s ability to perform its obligations under this Agreement.

(b)           There is no outstanding judgment, order, writ, injunction, ruling, or decree, or pending or, to the Company’s knowledge, threatened investigation by, any Governmental Entity relating to the Company, any of its Subsidiaries or any Company Assets, except where such judgment, order, writ injunction, ruling, or decree (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) would not materially impair, hinder or delay the Company or the Company Representatives’ ability to perform its obligations under this Agreement.

Section 3.7             Taxes . Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           All Taxes of or with respect to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries may be liable (whether or not shown or required to be shown on any Tax Return) have been paid in full.

(b)           All Tax Returns that were required to be filed by or with respect to either the Company or any of its Subsidiaries have been duly and timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, complete and correct in all respects.

(c)            The Company and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the withholding and payment of Taxes, and the Company and each of its Subsidiaries have withheld and timely paid all amounts of Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, equity or phantom equity holder or other Third Party. The Company and each of its Subsidiaries have complied with all applicable Laws relating to sales and similar Taxes.

(d)           No Proceedings are pending, in progress or have been threatened in writing with respect to any amount of Taxes or Tax Returns relating to the Company or any of its Subsidiaries.

(e)           There is not currently in effect, and neither the Company nor any of its Subsidiaries has consented in writing to, any extension or waiver of any statute of limitations of any jurisdiction regarding any Tax Return or the assessment or collection of any amounts of Taxes with respect to the Company or any of its Subsidiaries.

(f)            No deficiency for any Taxes has been asserted or assessed by any Governmental Entity against the Company or any of its Subsidiaries, which deficiency has not been satisfied by payment, settled or withdrawn.

(g)           No claim has been made by any Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries do not file a Tax Return that it is or may be subject to taxation by or required to file Tax Returns in that jurisdiction.

(h)           There are no liens for Taxes (other than liens described in clause (e) of the definition of Permitted Encumbrances) on any of the Company Assets or the equity interests of the Company or any of its Subsidiaries.

(i)            Neither the Company nor any of its Subsidiaries has participated in, or been a party to, a “listed transaction” as this term is defined in Treasury Regulations Section 1.6011-4(b) (or any predecessor provision) or any transaction requiring disclosure under a corresponding or similar provision of applicable state, local, or foreign Law.

(j)             Neither the Company nor any of its Subsidiaries is aware of the existence of any fact or circumstance, or have taken or agreed to take any action, or knowingly failed to take any action, which fact or circumstance or act or failure to act could reasonably be expected to prevent or impede the First Merger and the Second Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)           Schedule 3.7(k) of the Company Disclosure Letter sets forth, for each of the Company and its Subsidiaries, the entity classification of such entity for U.S. federal income tax purposes.

(l)            Notwithstanding anything in this Agreement to the contrary, (x) the representations and warranties made by the Company in this Section 3.7 and Section 3.16 are the sole and exclusive representations and warranties made regarding Taxes or Tax matters and (y) no representation or warranty is made with respect to the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of the of the Company and its Subsidiaries.

Section 3.8             Compliance with Laws; Permits .

(a)           The Company and each of its Subsidiaries (including with respect to its ownership and operation of the Company Assets) is, and since January 1, 2021, has been, in compliance with all applicable Laws, except where non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received, since January 1, 2021, a written notice of any violation in any respect of any applicable Law, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2021, neither the Company nor any of its Subsidiaries has received written notice that it is under investigation by any Governmental Entity for potential non-compliance with any Law, except for such investigation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Neither the Company nor any of its Subsidiaries, or, to the Company’s knowledge, any of their respective Representatives: (i) has directly or indirectly (x) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (y) made any unlawful payment to any official or employee of a Governmental Entity or (z) violated or is in violation of any applicable Anti-Corruption Law; (ii) has been, or is, a Sanctioned Person; (iii) has transacted any business with or for the benefit of any Sanctioned Person or violated applicable Sanctions; or (iv) has violated applicable Ex-Im Laws.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have the Permits required for the ownership and operation of the Company Assets as presently owned and operated by it, and each Permit is in full force and effect and has been duly and validly issued, (ii) the execution and delivery of this Agreement and the consummation of the Transactions will not result in any revocation, cancellation, suspension or modification of any Permit, (iii) there is no outstanding violation of any such Permit by the Company or any of its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries has received any written notice of any violation of any Permit in connection with the use, ownership and/or operation of the Company Assets that has not been resolved to the satisfaction of the relevant Governmental Entity, and (v) there are no Proceedings pending or, to Company’s knowledge, threatened in writing that might result in any adverse modification, revocation, termination or suspension of any Permit or which would require any corrective or remedial action by the Company or any of its Subsidiaries.

Section 3.9             Company Material Contracts.

(a)            Schedule 3.9(a) of the Company Disclosure Letter sets forth all Contracts as of the date of this Agreement of the type described below to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of the Company Assets are bound (the “Company Material Contracts”):

(i)            any Contract (excluding joint operating agreements entered in the ordinary course of business consistent with past practice) that can reasonably be expected to result in aggregate payments by the Company and its Subsidiaries of more than $25,000,000 during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues), in respect of a counterparty for which the aggregate payments made by the Company and its Subsidiaries of more than $150,000,000 during the current or any subsequent calendar year (net to the Company and its Subsidiaries’ interest) (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(ii)          any Contract that can reasonably be expected to result in aggregate revenues to the Company and its Subsidiaries of more than $25,000,000,during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues), in respect of a counterparty for which the revenues to the Company and its Subsidiaries of more than $250,000,000 during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(iii)         any Hydrocarbon purchase and sale, acreage dedication, volume commitment, call upon or option purchase agreements, storage, marketing, transportation, processing, gathering, treatment, separation, compression, balancing, fractionation, handling, or similar Contract with respect to Hydrocarbons produced from or attributable to the Company and its Subsidiaries’ interest in the Company Assets that (A) is not terminable by the Company and its Subsidiaries without penalty or other payment (other than any ongoing obligation pursuant to such Contract that is not caused by such termination) upon ninety (90) days’ or less notice and (B) involved annual payments that exceeded $250,000,000 since January 1, 2022;

(iv)         each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring the Company or any of its Subsidiaries to make annual expenditures in excess of $100,000,000 following the date of this Agreement, other than customary joint operating agreements entered into in the ordinary course of business consistent with past practice;

(v)          any water (produced or fresh) purchase and sale, volume commitment, storage, transportation, disposal, handling, or similar Contract with respect to water (produced or fresh) attributable to the Company and its Subsidiaries’ interest in the Company Assets that is not (A) terminable without penalty or other payment (other than any ongoing obligation pursuant to such contract that is not caused by such termination) upon ninety (90) days’ or less notice and (B) involved annual payments that exceeded $250,000,000 since January 1, 2022;

(vi)         any agreement regarding any partnership or joint venture with respect to the Company Assets in which the Company and its Subsidiaries holds an equity interest with a book value in excess of $100,000,000 (other than any customary joint operating agreements, unit agreements or participation agreements affecting Oil and Gas Leases of the Company or any of its Subsidiaries);

(vii)        other than area of mutual interest or similar provisions under customary joint operating agreements entered into in the ordinary course of business consistent with past practice, any Contract that includes non-competition or non-solicitation restrictions that (1) could require the disposition of any material assets or line of business of the Company or any of its Affiliates or (2) prohibits or limits the rights of the Company or any of its Affiliates to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or compete in any line of business or geographic area or with any Person;

(viii)       each Contract that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of the Company and its Subsidiaries, taken as a whole, in each case, other than (A) those contained in any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary preferential rights in joint operating agreements, unit agreements participation agreements or similar agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries entered in the ordinary course of business consistent with past practice or (C) those relating to dedication or volume commitment provisions under storage, marketing, transportation, processing, gathering, treatment, separation, compression, balancing, fractionation, handling, or similar Contract with respect to Hydrocarbons produced from or attributable to the Company and its Subsidiaries’ interest in the Company Assets entered in the ordinary course of business consistent with past practice;

(ix)         any Contract that (A) contains “earn out” or other contingent payment obligations, (B) guarantees any obligations of another Person or (C) contains indemnity or similar obligations, in each case, that would reasonably be expected to result in annual payments in excess of $100,000,000;

(x)          any Contract to sell, lease, swap. exchange, transfer, or otherwise dispose of all or any material part of the Company Assets, taken as a whole (other than with respect to the production or sale of (or option to purchase or sell) Hydrocarbons entered into in the ordinary course of business consistent with past practice and on market terms) from and after the date of this Agreement, but excluding rights of reassignment upon intent to abandon or release a Well or an Oil and Gas Lease;

(xi)          all Contracts relating to the pending acquisition (by merger, purchase of equity or assets or otherwise) by the Company or any of its Subsidiaries of any operating business or the capital stock of any other Person for aggregate consideration (in one or a series of transactions) under such Contract of $100,000,000 or more (other than acquisitions or dispositions of inventory or the purchase or sale of Hydrocarbons, in each case, in the ordinary course of business consistent with past practice);

(xii)         any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act, if the Company were subject to the reporting obligations of the Exchange Act, other than any Company Benefit Plan;

(xiii)        is an indenture, loan or credit Contract, loan note, mortgage Contract, or other Contract representing, or any guarantee of, Indebtedness of the Company or of its Subsidiaries in excess of $100,000,000 or is a Derivative that is material to the Company and its Subsidiaries, taken as a whole;

(xiv)        each Contract for lease of personal property or real property (excluding, for the avoidance of doubt, Oil and Gas Leases entered into in the ordinary course of business consistent with past practice) involving annual payments in excess of $100,000,000 that are not terminable without penalty or other liability to the Company or any of its Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within ninety (90) days; and

(xv)        each Contract  that is the subject of any Proceeding individually that is reasonably expected to result in payments by the Company or any of its Subsidiaries in excess of $10,000,000 and under which there are outstanding material obligations (including settlement agreements) of the Company or any Company Subsidiary; and

(xvi)       any binding commitment (orally or in writing) by the Company or any of its Subsidiaries to enter into any of the foregoing.

(b)          Except for matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Material Contracts are in full force and effect and, to the Company’s knowledge, are binding upon the counterparties thereto in accordance with their terms, (ii) neither the Company nor any of its Subsidiaries is in breach or default under any Company Material Contract, and to the Company’s knowledge, no other Person that is a party thereto is in breach or default under any Company Material Contract, (iii) no event has occurred, to the Company’s knowledge, which after notice or lapse of time, or both, would constitute a default under any Company Material Contract, and (iv) as of the date of this Agreement, no written notice of default or breach has been received by the Company or any of its Subsidiaries under any Company Material Contract, the resolution of which is outstanding as of the date of this Agreement.

Section 3.10           Consents and Approvals. Except (a) for the filing of the Certificates of Merger with the Texas Secretary of State and the Delaware Secretary of State, as applicable, and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) as set forth on Schedule 3.10 of the Company Disclosure Letter and (c) for the applicable requirements of Nasdaq, the Securities Act, the Exchange Act and any other applicable state or federal securities laws (including the filing with the SEC of the Proxy Statement relating to the matters to be submitted to the stockholders of Parent at the Parent Stockholders Meeting), and subject to compliance with the HSR Act, no consent, approval, authorization or permit of, or filing with or notification to, any Person (including any Governmental Entity) is required for the execution, delivery and performance of this Agreement or in connection with the consummation of the Transactions, the failure of which to be obtained or made (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) would not materially hinder, delay or impair the ability of the Company to perform its obligations under this Agreement.

Section 3.11           Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           There are no Environmental Conditions with respect to any of the Company Assets.

(b)           Neither Company nor any of its Subsidiaries has entered into, or is subject to, any agreement with, or consent, order, settlement, decree or judgment of, any Governmental Entity issued pursuant to Environmental Laws that requires any Remediation of any of the Company Assets, except for those which have been fully resolved.

(c)            Neither the Company nor any of its Subsidiaries (and, to the Company’s knowledge, no Third Party operator of the Company Assets) has received written notice that remains unresolved of any actual or alleged fact, condition or conduct on or with respect to any Company Asset, the Company or any of its Subsidiaries which, if true, would constitute a violation of or noncompliance with, or require Remediation after the Closing Date or give rise to liability under, any Environmental Laws, in each case, by or of the Company or any of its Subsidiaries.

(d)           The Company and its Subsidiaries possess, and are and, since January 1, 2021, have been in compliance in all respects with, all Permits required under Environmental Laws for the ownership or operation of the Company Assets or the operations of the Company and its Subsidiaries, and all such Permits are in full force and effect.

(e)           As of the date of this Agreement, there are no Proceedings pending or, to the Company’s knowledge, threatened before any Governmental Entity with respect to the Company Assets or the Company or any of its Subsidiaries alleging violations of, or claiming liabilities or Remediation obligations under, Environmental Laws, the subject of which remains unresolved.

(f)            Since January 1, 2021, the Company Assets have been leased, owned and operated by the Company or its Subsidiaries and, as applicable and to the Company’s knowledge, by any other Person in compliance in all respects with all applicable Environmental Laws and the terms and conditions of any Permits issued pursuant thereto, except for prior instances of non-compliance that have been fully and finally resolved.

Notwithstanding anything to the contrary herein, with respect to Company Assets that are operated by a Person other than the Company and its Subsidiaries, the representations and warranties set forth in this Section 3.11 are limited to the knowledge of the Company.

Section 3.12           Capitalization.

(a)           Schedule 3.12(a) of the Company Disclosure Letter sets forth a true, complete and correct complete list of the holders of the Company Interests or other equity interests of the Company (the “Company Holders”) and the number or percentage held by each Company Holder, and all such Company Interests are owned by such Company Holders, free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)           Schedule 3.12(b) of the Company Disclosure Letter sets forth each Subsidiary of the Company and its jurisdiction of incorporation or formation, and, for each such Subsidiary of the Company, a true, complete and correct list that accurately reflects all of the issued and outstanding (i) Interests of such Subsidiary (“Company Subsidiary Interests” and together with the Company Interests, the “Company Group Interests”) and the holders of such Interests, and all such Interests are owned by such holders, free and clear of all Encumbrances (other than Permitted Encumbrances); and (ii) to be set forth on a confidential schedule, which has been provided to certain Representatives of Parent at or prior to the date of this Agreement, the total number of Phantom Interests outstanding as of the date of this Agreement, and a true, complete and correct list that accurately reflects the record and beneficial owners of such Phantom Interests, the number of such Phantom Interests held by each such owner, the grant date, the “Unit Value” (as defined in and determined under the Company Phantom Equity Plan) as of the date of this Agreement (assuming payment of such Phantom Interests pursuant to the Company Phantom Equity Plan in the ordinary course of business on or prior to March 15, 2024), the vesting schedule (including performance-based vesting conditions) and any accelerated vesting provisions applicable to the Phantom Interests.

(c)            Except for the Company Group Interests set forth on Schedule 3.12(c) of the Company Disclosure Letter and the Phantom Interests, neither the Company nor any of its Subsidiaries has issued, agreed to issue or has outstanding any: (i) Interests; (ii) option, warrant, subscription, call or option, or any right or privilege capable of becoming an agreement or option, for the purchase, subscription, allotment or issue of any Interests; (iii) equity appreciation right, phantom equity, interest in the ownership or earnings of the Company or any of its Subsidiaries, equity equivalent or equity-based award or right, restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or valued by reference to, or provide economic benefits based, directly or indirectly, on the value or price of any Company Group Interests; or (iv) bond, debenture or other Indebtedness having the right to vote or convertible or exchangeable for Interests having the right to vote. The Company Group Interests are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights, rights of first refusal, right of first offer, purchase option, call option or other similar rights of any Person. No Subsidiary of the Company owns any capital stock of the Company.

(d)           Without limiting the generality of the foregoing, none of the Company Group Interests are subject to any voting trust, member or partnership agreement or voting agreement or other agreement, right, instrument or understanding with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of any Company Group Interests or as set forth on Schedule 3.12(d) of the Company Disclosure Letter.

(e)           The Company is a holding company and was incorporated or formed for the sole purpose of acquiring and holding, directly or indirectly, outstanding Company Subsidiary Interests, and has not (a) owned any other material assets, (b) other than in connection with its formation, incurred any material Indebtedness or other material liability or (c) engaged in any material commercial business operations, activities or investments other than with respect to ownership of the Subsidiaries Interests.

(f)            Since September 30, 2023, there has been no Leakage.

(g)           The Merger will vest Parent with good and valid title to all of the Company Interests free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by state or federal securities laws or the Organizational Documents of the Company and Encumbrances arising exclusively by, through or under Parent or their Affiliates from and after the Closing.

(h)           True, correct, and complete copies of the Organizational Documents of the Company and its Subsidiaries have been provided to Parent and reflect all amendments and modifications made thereto at any time prior to the date of this Agreement.

Section 3.13           Oil and Gas Leases; Rights-of-Way.

(a)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (or, to the Company’s knowledge, the applicable operator) has timely and properly paid all accrued bonuses and delay rentals due with respect to the Company and its Subsidiaries’ interest in the Oil and Gas Leases, in each case, in accordance with the Oil and Gas Leases and applicable Law. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice (other than de minimis or frivolous claims or demands) that any Oil and Gas Lease accounts are not current or that any material payments required thereunder have not been, or by Closing will not be, paid.

(b)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach of any provision in any joint operating agreement, Oil and Gas Lease or Right-of-Way or in default with respect to the performance of any of its obligations under such material joint operating agreements, Oil and Gas Leases or such Right-of-Ways (other than in respect of the payment of Production Burdens that are being held in suspense as permitted pursuant to applicable Law or are being contested in good faith through appropriate Proceedings), and, no party to any joint operating agreement, Lease or material Right-of-Way or any successor to the interest of such party has filed or, to the Company’s knowledge, has threatened in writing to file any action to terminate, cancel, rescind or procure judicial reformation of any such joint operating agreement, Oil and Gas Lease, or Right-of-Way.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to the extent of those obligations previously fulfilled by the Company or any of its Subsidiaries, or any of their respective predecessors, none of the Oil and Gas Properties contain express provisions obligating the Company or any of its Subsidiaries to drill any wells on the Company Assets (other than provisions requiring optional drilling as a condition of maintaining all or a portion of a presently non-producing Oil and Gas Lease).

(d)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for (i) property sold or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Netherland, Sewell & Associates, Inc. (the “Company Independent Petroleum Engineers”) auditing the Company’s internally prepared reserve report relating to the Company interests referred to therein as of December 31, 2023 (the “Company Reserve Report Letter”), (ii) property reflected in the Company Reserve Report Letter or in the Company Financial Statements as having been sold or otherwise disposed of, other than sales, exchanges, swaps or dispositions after the date hereof in accordance with Section 5.1(a) or (iii) Oil and Gas Properties that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, the Company and its Subsidiaries have good and defensible title to all Properties forming the basis for the reserves reflected in the Company Reserve Report Letter and in each case as attributable to interests owned (or purported to be held or owned) by the Company and its Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that the Company and its Subsidiaries’ title (as of the Closing Date) to each of the Properties held or owned by them (or purported to be held or owned by them) that (1) entitles the Company and its Subsidiaries to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the reserve report of all Hydrocarbons produced from such Properties throughout the life of such Properties except, in each case, for (w) any decreases in connection with those operations in which the Company and its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (x) any decreases resulting from reversion of interest to co-owners with respect to operations in which such co-owners elect, after the date hereof, not to consent, (y) any decreases resulting from the establishment or amendment, after the date hereof, of production sharing agreements, pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates the Company and its Subsidiaries to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Properties, of not greater than the working interest shown on the reserve report for such Properties except, in each case, for (x) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Properties and (y) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Properties and (3) is free and clear of all Encumbrances, defects and imperfections, except for Permitted Encumbrances and Encumbrances, defects and imperfections which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Properties to which they relate in the conduct of business of the Company and its Subsidiaries as presently conducted.

(e)            Except for any such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied to the Company Independent Petroleum Engineers by or on behalf of the Company and its Subsidiaries for purposes of auditing the Company’s internally prepared reserve report and preparing the Company Reserve Report Letter that was material to such firm’s audit of the Company’s internally prepared estimates of proved oil and gas reserves attributable to the Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report Letter was, as of the time provided, accurate in all respects. Except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report Letter are derived from reports that have been prepared by the Company in accordance with customary industry practices, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report Letter that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14           Certain Real Property Interests.

(a)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and indefeasible title to all fee surface interests owned by the Company and its Subsidiaries, except as have been disposed of since September 30, 2023 in the ordinary course of business, free from Encumbrances and defects, except Permitted Encumbrances.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) each lease, sublease or license (excluding Oil and Gas Leases, each, subject to such exclusion, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any material real property is valid and in full force and effect (subject to Creditors’ Rights), free and clear of all Encumbrances other than Permitted Encumbrances and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 3.15           Wells and Equipment. Except as set forth on Schedule 3.15 of the Company Disclosure Letter, or as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           all Wells have been drilled and completed at locations within the limits permitted by all applicable Oil and Gas Leases, Contracts, pooling or unit agreements and applicable Laws, in each case, in all material respects;

(b)           no Well is subject to penalties on allowables because of any overproduction or any other violation of Laws;

(c)           (i) the Company has not received any written notices or demands from Governmental Entities or other Third Parties to plug or abandon any Wells and (ii) there are no Wells that the Company or any of its Subsidiaries is currently obligated (directly or indirectly as a working interest owner) by Law or contract to plug and abandon that have not been plugged and abandoned in accordance in all material respects with all applicable Laws; and

(d)           all currently producing Wells and equipment used or held for use in connection with the operation of the Properties (the “Equipment”) are, in all material respects, in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted;

notwithstanding anything to the contrary herein, with respect to Company Assets that are operated by a Person other than Company or its Subsidiaries, the representations and warranties set forth in this Section 3.15 are limited to the knowledge of the Company.

Section 3.16           Employment and Labor Matters.

(a)            Neither the Company nor any its Subsidiaries is a party to or bound by any Labor Agreement or other Contract with a labor union or other labor organization and no employees of the Company and its Subsidiaries are represented by any labor union, labor organization, works council, employee representative or group of employees with respect to their employment with the Company and its Subsidiaries. Since January 1, 2021, there have been no labor organizing activities with respect to any employees of the Company or any of its Subsidiaries. Since January 1, 2021, there have been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting the Company or any of its Subsidiaries.

(b)          The Company and each of its Subsidiaries is, and since January 1, 2021 has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including the Fair Labor Standards Act, terms and conditions of employment, wages, hours, overtime, collective bargaining, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (the “WARN Act”)), employee trainings and notices, COVID-19, affirmative action, unemployment insurance, labor relations, employment discrimination, harassment, retaliation, civil rights, safety and health, workers’ compensation, time off and leave, pay equity, immigration and authorization to work (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), classification of employees and independent contractors, classification of employees as exempt from the overtime requirements of applicable wage and hour laws and/or the collection and payment of withholding and/or social security Taxes, and since January 1, 2021, there have been no material Proceedings pending or, to the Company’s knowledge, threatened or anticipated, concerning any of the foregoing.

(c)           To the Company’s knowledge, in the past five (5) years, (i) the Company and its Subsidiaries, as applicable, have investigated all sexual harassment, sexual misconduct or other harassment, discrimination, retaliation or material policy violation allegations against officers, directors, partners, employees, contractors or agents of the Company and its Subsidiaries, (ii) there are no such allegations that, if known to the public, would reasonably be expected to result in any material liability to, or other harm to the business or reputation of, the Company and its Subsidiaries, (iii) no allegations of sexual harassment or sexual misconduct have been made against any director or employee of the Company or any of its Subsidiaries at the level of Vice President or above, and (iv) none of the Company nor any of the Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by any director or employee of the Company or any of its Subsidiaries at the level of Vice President or above. To the Company’s knowledge, since January 1, 2021, (x) no allegations of harassment, discrimination, retaliation or material policy violation allegations have been made against any director or employee of the Company or any of its Subsidiaries at the level of Vice President or above, and (y) none of the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of harassment, discrimination, retaliation or material policy violation allegations by any director or employee of the Company or any of its Subsidiaries at the level of Vice President or above.

(d)           To the Company’s knowledge, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in any material respect in violation of any term of any nondisclosure agreement or obligation, noncompetition agreement, nonsolicitation agreement, or other restrictive covenant obligation (i) owed to the Company or any of its Subsidiaries, or (ii) owed to any third party with respect to such individual’s right to be employed or engaged by the Company or any of its Subsidiaries.

(e)            Schedule 3.16(e) of the Company Disclosure Letter sets forth a correct and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has provided, as of no later than the date of this Agreement, to Parent correct and complete copies of: (i) the current plan and trust documents and all amendments thereto (or, if unwritten, a written summary of the material terms); (ii) the most recent summary plan description provided to participants (and all summaries of material modifications); (iii) the most recent Form 5500 annual report (and all schedules and attachments thereto); (iv) all related insurance contracts or other funding arrangements; (v) the most recent determination, advisory or opinion letter received from the IRS; (vi) the most recently prepared financial statements or actuarial reports; and (vii) all non-routine correspondence with any Governmental Entity received or sent in the past three (3) years. To the extent that the Company has not furnished or otherwise made available the applicable documents referenced in the immediately preceding sentence prior to the date hereof, the Company shall make such documents available to Parent, as applicable, in each case, not later than ten (10) Business Days after the date hereof.

(f)             Neither the Company nor any of its Subsidiaries has incurred or is reasonably expected to incur liability under Title IV of ERISA, including by virtue of being an ERISA Affiliate of any other Person.

(g)            Each Company Benefit Plan has been established, maintained, funded and administered, in form and operation, in all material respects, in accordance with its terms and in compliance with applicable Law, including ERISA and the Code, and no event has occurred and no condition exists with respect to any Company Benefit Plan that has subjected, or could reasonably be expected to subject, the Company or any of its Subsidiaries to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or any other applicable Law. With respect to each Company Benefit Plan, all contributions, premiums and other payments that have become due pursuant to the terms of the applicable Company Benefit Plan have been timely made in accordance with the terms of the Company Benefit Plan, except to the extent it would not reasonably be expected to result in any material liability to the Company. Since January 1, 2021, neither the Company nor any of its Subsidiaries has incurred (whether or not assessed) any penalty or Tax under Sections 4980D, 4980B, 4980H, 6721 or 6722 of the Code and, to the Company’s knowledge, no circumstances or events have occurred that could reasonably be expected to result in the imposition of any such penalties or Taxes. No Company Benefit Plan provides, and neither the Company nor its Subsidiaries has any current or potential obligation or liability to provide, post-service, post-ownership, post-employment or retiree health or welfare benefits to any Person except as required by Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and other applicable state Law.

(h)           Each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS or is a prototype plan that is the subject of an opinion or advisory letter issued to the provider of the plan by the IRS and no event has occurred and, to the Company’s knowledge, no circumstances exist that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan. No Company Benefit Plan is, and neither the Company nor any of its Subsidiaries nor their ERISA Affiliates have ever maintained, sponsored, contributed to or been obligated to contribute to or have any current or contingent liability or obligation under or with respect to, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “defined benefit plan” (within the meaning of Section 3(35) of ERISA) or any plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iv) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation as a consequence of at any time being considered a single employer with any other Person under Section 414 of the Code.

(i)            There is no pending or, to the Company’s knowledge, threatened Proceedings on behalf of or relating to any Company Benefit Plan (other than routine claims for benefits) and there are no facts or circumstances that could give rise to any such Proceedings. With respect to each Company Benefit Plan, no “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of fiduciary duty (as determined under ERISA) have occurred.

(j)            Except as set forth on Schedule 3.16(j) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the Transactions, either alone or in combination with another event, could (i) entitle any current or former employee, officer, director or individual service provider of the Company and its Subsidiaries (or any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash, property or the vesting of property) under any Company Benefit Plan or otherwise, (ii) increase the amount of compensation or benefits due or payable under any Company Benefit Plan to any such current or former employee, officer, director or individual service provider of the Company or any of its Subsidiaries (or any dependent or beneficiary thereof), (iii) accelerate the time of funding, payment or vesting of any compensation, benefits, equity or equity-based award or other benefit for which the Company or any of its Subsidiaries could be liable under any Company Benefit Plan or otherwise, or (iv) reasonably be expected to result in any breach or violation of, or default under or limit the right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan. Neither the execution of this Agreement nor the consummation of the Transactions could (either alone or in connection with any other events) result in an “excess parachute payment” within the meaning of Section 280G of the Code with respect to any “disqualified individual” (as defined in Section 280G of the Code) under any Company Benefit Plan or otherwise determined without taking into account any compensation or benefit plans, programs or arrangements or award thereunder, established, adopted or made or provided, as applicable, by Parent on or following the Closing.

(k)            Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or could reasonably be expected to be subject to any material additional Tax, interest or penalties under Section 409A of the Code.

(l)            Neither Company nor any of its Subsidiaries has any current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes imposed under Section 4999 or Section 409A of the Code.

Section 3.17           Financial Statements; No Liabilities; Reserve Report.

(a)            The Company has delivered to Parent true, complete and correct copies of the audited consolidated balance sheets of Endeavor LP and its Subsidiaries as of December 31, 2022 and December 31, 2021 and the unaudited consolidated balance sheet of Endeavor LP and its Subsidiaries as of September 30, 2023 (“Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”) and audited consolidated statements of operations and comprehensive income, consolidated statements of partners’ capital and consolidated statements of cash flows of Endeavor LP and its Subsidiaries for the fiscal years ended December 31, 2022 and December 31, 2021 and unaudited consolidated statement of operations and comprehensive income and consolidated statement of partners’ capital and statement of cash flows of Endeavor LP and its Subsidiaries for the nine (9)-month period ended September 30, 2023 (collectively, the “Company Financial Statements”). Each of the Company Financial Statements (i) has been prepared in a manner consistent with the books and records of Endeavor LP and its Subsidiaries, (ii) has been prepared in accordance with GAAP (except as may be indicated in the notes thereto) consistently applied by Endeavor LP, and (iii) presents fairly in all material respects the financial position, results of operations and cash flows of Endeavor LP as at the dates and for the periods indicated therein. Since January 1, 2022, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)           There are no liabilities of or with respect to the Company and its Subsidiaries that would be required by GAAP to be reserved, reflected, or otherwise disclosed on a consolidated balance sheet of Endeavor LP (or the notes thereto) other than (i) liabilities accrued, reserved, reflected, or otherwise disclosed in the Company Financial Statements, (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2023 (but excluding violations of law or regulation, compliance matters, internal investigations, breaches of Contracts or Permits, torts or infringement), (iii) liabilities under this Agreement or incurred in connection with the Transactions, (iv) liabilities for performance of obligations of the Company and its Subsidiaries under Contracts binding thereon (other than resulting from any breach or acceleration thereof) that have made available to Parent or were entered into in the ordinary course of business consistent with past practice, (v) as set forth on Schedule 3.17(b) of the Company Disclosure Letter or (vi) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            The Company and its Subsidiaries maintain a system of internal controls over financial reporting that are sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures (i) that ensure that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and the Managing Member, (ii) that ensure that transactions are recorded as necessary (A) to permit preparation of financial statements that fairly present in all material respects the financial position and the results of operations of the Company and its Subsidiaries and (B) to maintain accountability for assets, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company and its Subsidiaries. Neither the Company nor its Subsidiaries nor, to the Company’s knowledge, any of their respective directors, officers, or independent registered public accounting firms has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company and its Subsidiaries and would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, or (B) any fraud that involves the Company or any of its Subsidiaries’ management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(d)           Since January 1, 2021, neither the Company nor its Subsidiaries nor, to the Company’s knowledge, any Representative of the Company and its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company and its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e)            The Company and its Subsidiaries are not required to file any form, report, schedule, statement or other document with the SEC.

(f)            The Company has made available to Parent true, correct, and complete copies of the reserve report, as of December 31, 2023, related to the Company Assets prepared by Endeavor LP and audited by the Company Independent Petroleum Engineers.

Section 3.18           Intellectual Property .

(a)           Except as set forth on Schedule 3.18(a) of the Company Disclosure Letter, no material registrations or applications for registration are included in any Intellectual Property Rights owned by the Company and its Subsidiaries as of the date of this Agreement. As of the date hereof, the Intellectual Property Rights set forth on Schedule 3.18(a) of the Company Disclosure Letter (the “Company Intellectual Property Rights”) are subsisting and, to the Company’s knowledge, valid and enforceable.

(b)           As of the date of this Agreement, the Company and its Subsidiaries exclusively own the Company Intellectual Property Rights, free and clear of all Encumbrances (other than Permitted Encumbrances), and, to the Company’s knowledge, licenses or otherwise has adequate rights to use all other Intellectual Property Rights necessary to conduct the business of the Company and its Subsidiaries as currently conducted.

(c)           To the Company’s knowledge, (x) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since January 1, 2021 has not infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights of any other Person in any material respect and (y) no Person is infringing, misappropriating, diluting or otherwise violating or has, since January 1, 2021, infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights owned by the Company or its Subsidiaries in any material respect.

(d)           The consummation of the Transactions will not result in the loss or impairment of any material right of the Company and its Subsidiaries to own, use, practice or exploit any Intellectual Property Rights held by or licensed to the Company and its Subsidiaries and used in the business of the Company and its Subsidiaries (other than Intellectual Property Rights licensed to the Company and its Subsidiaries pursuant to commercially-available agreements or non-exclusive licenses granted in the ordinary course of business).

Section 3.19           Related Party Transactions . As of the date of this Agreement, there are no Contracts or arrangements (excluding Permitted Oil and Gas Arrangements) between the Company and any of its Subsidiaries, on the one hand, and Autry Stephens, any immediate family member of Autry Stephens or any Affiliate of Autry Stephens or such immediate family member of Autry Stephens (other than the Company and its Subsidiaries) (collectively, the “Related Parties”), on the other hand, involving the making of any payments by the Company and its Subsidiaries to, or receipt by the Company and its Subsidiaries of payments from, such Related Party, of more than $500,000.

Section 3.20           Absence of Certain Changes . Since September 30, 2023 through the date of this Agreement, (a) there has not been any (i) write-down by the Company and its Subsidiaries in the reserves estimated for the Properties, other than write-downs reflected in the Company Reserve Report Letter, or write-downs resulting from depletion in the ordinary course of operation of the Properties or that result from the variance in markets or prices for Hydrocarbons produced from the Properties, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or (ii) destruction, damage or loss to or affecting any of the Company Assets, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and (b) the Company and its Subsidiaries has, in all material respects, conducted its business in the ordinary course of business consistent with past practices (except for discussions, negotiations, and transactions related to this Agreement or other potential strategic transactions). Since December 31, 2022 through the date of this Agreement, there has not been any event, change, occurrence, condition, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21           Regulatory Status. Neither the Company nor any of its Subsidiaries: (a) is currently regulated as a “natural gas company” engaged in the transportation of natural gas in interstate commerce under the Natural Gas Act of 1938, 15 U.S.C. § 717, et seq., as amended (the “NGA”), and its implementing regulations and neither the Company nor any of its Subsidiaries has received written notice from the Federal Energy Regulatory Commission (“FERC”) that it is using any of the Company Assets in a manner that subjects it, any Third Party operator of the Company Assets or any future owner of the Company Assets to the jurisdiction of, or regulation by, FERC (i) as a natural gas company under the NGA, and its implementing regulations (other than pursuant to a certificate of limited jurisdiction as described below), or (ii) as a common carrier pipeline under the Interstate Commerce Act, 49 U.S.C. § 1, et seq. (1988), and its implementing regulations; (b) holds any general or limited jurisdiction certificate of public convenience and necessity issued by FERC other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions; (c) is currently subject to regulation by FERC under the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432 (the “NGPA”), and regulations promulgated by FERC thereunder, nor has the Company or any of its Subsidiaries received written notice from FERC indicating that any Company Asset is being regulated or will be regulated by FERC under the NGPA, or (d) except as set forth on Schedule 3.21(d) of the Company Disclosure Letter, is subject to rate regulation as a “public utility,” “public service company” or similar designation(s) by any state Governmental Entity. Neither the Company nor any of its Subsidiaries has acquired any of the Company Assets through the use or threatened use of eminent domain or condemnation.

Section 3.22           Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to Parent Stockholders, or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders Meeting which has become false or misleading.

Section 3.23           No Other Representations or Warranties.

(a)            Except for the express written representations and warranties made by the Company in this Article III, Company makes no express or implied representation or warranty with respect to the Company or any Affiliate or their respective businesses, operations, assets, liabilities, condition (financial or otherwise).

(b)           Notwithstanding anything to the contrary in this Agreement, the Company acknowledges and agrees that: (i) except for the representations and warranties of Parent and Merger Subs expressly set forth in Article IV, (x) neither Parent nor any of the Merger Subs makes, or has made, any representation or warranty and (y) the Company is not relying on, or has not relied on, any representation or warranty made, or information provided, by or on behalf of Parent or Merger Subs, in each case, regarding Parent, the Merger Subs, its or their business, this Agreement, the Transactions, any information provided to the Company in connection with this Agreement or the Transactions or any other related matter; (ii) Company disclaims any such other representations or warranties and (iii) the Company (on behalf of the Company Holders who are sophisticated purchasers) has made its own independent investigation, review, and analysis regarding Parent, the Merger Subs, and the Transactions, which investigation, review, and analysis were conducted by the Company together with expert advisors, including legal counsel, that they have engaged for such purpose. None of the Parent, Merger Sub I or Merger Sub II or any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as set forth in (i) in the SEC Documents filed with the SEC on or after January 1, 2021 and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in any risk factors section, in any section relating to forward-looking statements and other disclosures that are predictive, cautionary or forward-looking in nature (other than any historical factual information contained within such sections or statements)) or (ii) the disclosure letter delivered by Parent to the Company immediately prior or on of the date of this Agreement (the “Parent Disclosure Letter”) (it being understood and agreed that any information set forth in one section or subsection of the Parent Disclosure Letter also will apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face from the text of the disclosure), each of Parent, Merger Sub I and Merger Sub II represent and warrant to the Company as of the date of this Agreement (except for representations and warranties that refer to a specified date, which will be deemed to be made as of such date) the matters set out in this Article IV:

Section 4.1             Existence and Qualification. Each Parent Party is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Each Parent Party is duly qualified to do business in all other jurisdictions in which its ownership of property or conduct of business requires it to be qualified, except where the failure to be so qualified or licensed, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2             Organizational Power. Each Parent Party has all requisite organizational power to enter into Agreement, to perform its obligations hereunder and to consummate the Transactions. Parent and each of its Subsidiaries has all requisite organizational power to own, lease, and operate the Parent Assets and to carry on its business as now being conducted, except where the failure to have such power, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3             Authorization and Enforceability.

(a)            The execution and delivery of this Agreement by each Parent Party, the performance by each Parent Party of its obligations hereunder and the consummation by each Parent Party of the Transactions have been duly and validly authorized by all necessary actions, including all corporate or limited liability company action on the part of such Parent Party, subject to the affirmative vote of a majority of the votes cast by the holders of Parent Common Stock who are present in person or represented by proxy and entitled to vote on the matter at the Parent Stockholders Meeting approving the issuance of the Common Stock Consideration (the “Stock Issuance”), as required by the Nasdaq rules (including Nasdaq Rule 5635) (the “Parent Stockholder Approval”). This Agreement has been duly executed and delivered by each Parent Party and, assuming the due authorization, execution and delivery by of this Agreement by the Company, constitutes the valid and binding obligations of the Parent Parties, enforceable in accordance with their terms except as such enforceability may be limited by Creditors’ Rights.

(b)           The Parent Board, at a meeting duly called and held at which all directors of Parent were present, unanimously adopted resolutions (i) determining that this Agreement and the Transactions are in the best interests of, and are advisable to, Parent and the Parent Stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, (iii) directing that the Stock Issuance be submitted to the Parent Stockholders for approval at the Parent Stockholders Meeting and (iv) resolving to recommend that the Parent Stockholders approve the Stock Issuance (the “Parent Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2(a).

(c)            The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Transactions. No vote of the holders of any class or series of Parent’s capital stock or other securities is required in connection with the consummation of any of the Transactions other than the Stock Issuance.

Section 4.4            No Conflicts. Except as set forth on Schedule 4.4 of the Parent Disclosure Letter, the execution, delivery, and performance of this Agreement by each Parent Party and the consummation of the Transactions, will not (a) violate any provision of the Organizational Documents of any Parent Party, (b) violate, conflict with or result in a default (with or without due notice or lapse of time or both) or the creation of any Encumbrance (other than Permitted Encumbrances) in or upon any of the Parent Assets or give rise to any right of termination, cancellation or acceleration under any Parent Material Contract, (c) subject to the governmental filings and other matters referenced in Section 4.10 and compliance with the HSR Act, violate any Laws applicable to Parent, any of its Subsidiaries or any of the Parent Assets or (d) violate any provision of any Parent Material Contract to which the Parent is a party except as, in the case of clauses (b), (c) and (d), (i) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) would not materially impair, hinder or delay Parent or the Merger Subs ability to perform their respective obligations under this Agreement.

Section 4.5             Brokers. Except for the fees and expenses payable to Jefferies LLC and Citigroup Global Markets Inc., no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party or any of their Subsidiaries. Parent has made available to the Company, prior to the execution and delivery of this Agreement, complete and correct copies of all agreements under which such fee or commission is payable.

Section 4.6             Litigation.

(a)           There are no Proceedings against Parent or any of its Subsidiaries pending before any Governmental Entity or, to Parent’s knowledge, threatened in writing with respect to Parent, any of its Subsidiaries or any Parent Assets, except those Proceedings (i) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) that would not materially impair, hinder or delay any Parent Party’s ability to perform its obligations under this Agreement.

(b)           There is no outstanding judgment, order, writ, injunction, ruling, or decree, or pending or, to Parent’s knowledge, threatened investigation by, any Governmental Entity relating to Parent, any of its Subsidiaries or any Parent Assets, except where such judgment, order, writ injunction, ruling, or decree (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) would not materially impair, hinder or delay Parent or the Merger Subs ability to perform its obligations under this Agreement.

Section 4.7             Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)           All Taxes of or with respect to Parent or any of its Subsidiaries or for which Parent or any of its Subsidiaries may be liable (whether or not shown or required to be shown on any Tax Return) have been paid in full.

(b)           All Tax Returns that were required to be filed by or with respect to either Parent or any of its Subsidiaries have been duly and timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, complete and correct in all respects.

(c)            Parent and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the withholding and payment of Taxes, and Parent and each of its Subsidiaries have withheld and timely paid all amounts of Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, equity or phantom equity holder or other Third Party. Parent and each of its Subsidiaries have complied with all applicable Laws relating to sales and similar Taxes.

(d)           No Proceedings are pending, in progress or have been threatened in writing with respect to any amount of Taxes or Tax Returns relating to Parent or any of its Subsidiaries.

(e)           There is not currently in effect, and neither Parent nor any of its Subsidiaries has consented in writing to, any extension or waiver of any statute of limitations of any jurisdiction regarding any Tax Return or the assessment or collection of any amounts of Taxes with respect to Parent or any of its Subsidiaries.

(f)            No deficiency for any Taxes has been asserted or assessed by any Governmental Entity against Parent or any of its Subsidiaries, which deficiency has not been satisfied by payment, settled or withdrawn.

(g)           No claim has been made by any Governmental Entity in a jurisdiction in which Parent or any of its Subsidiaries do not file a Tax Return that it is or may be subject to taxation by or required to file Tax Returns in that jurisdiction.

(h)           There are no liens for Taxes (other than liens described in clause (e) of the definition of Permitted Encumbrances) on any of Parent Assets or the equity interests of Parent or any of its Subsidiaries.

(i)            Neither Parent nor any of its Subsidiaries has participated in, or been a party to, a “listed transaction” as this term is defined in Treasury Regulations Section 1.6011-4(b) (or any predecessor provision) or any transaction requiring disclosure under a corresponding or similar provision of applicable state, local, or foreign Law.

(j)            Neither Parent nor any of its Subsidiaries is aware of the existence of any fact or circumstance, or have taken or agreed to take any action, or knowingly failed to take any action, which fact or circumstance or act or failure to act could reasonably be expected to prevent or impede the First Merger and the Second Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)           Notwithstanding anything in this Agreement to the contrary, (x) the representations and warranties made by the Parent Parties in this Section 4.7 and Section 4.14 are the sole and exclusive representations and warranties made regarding Taxes or Tax matters and (y) no representation or warranty is made with respect to the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of Parent and its Subsidiaries.

Section 4.8             Compliance with Laws; Permits.

(a)            Parent and each of its Subsidiaries (including with respect to its ownership and operation of the Parent Assets) is, and since January 1, 2021, has been, in compliance with all applicable Laws, except where non-compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received, since January 1, 2021, a written notice of any violation in any respect of any applicable Law, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2021, neither Parent nor any of its Subsidiaries has received written notice that it is under investigation by any Governmental Entity for potential non-compliance with any Law, except for such investigation that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Neither Parent nor any of its Subsidiaries, or, to Parent’s knowledge, any of their respective Representatives: (i) has directly or indirectly (x) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (y) made any unlawful payment to any official or employee of a Governmental Entity or (z) violated or is in violation of any applicable Anti-Corruption Law; (ii) has been, or is, a Sanctioned Person; (iii) has transacted any business with or for the benefit of any Sanctioned Person or violated applicable Sanctions; or (iv) has violated applicable Ex-Im Laws.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and its Subsidiaries have the Permits required for the ownership and operation of the Parent Assets as presently owned and operated by it, and each Permit is in full force and effect and has been duly and validly issued, (ii) the execution and delivery of this Agreement and the consummation of the Transactions will not result in any revocation, cancellation, suspension or modification of any Permit, (iii) there is no outstanding violation of any such Permit by Parent or any of its Subsidiaries, (iv) neither Parent nor any of its Subsidiaries has received any written notice of any violation of any Permit in connection with the use, ownership and/or operation of the Parent Assets that has not been resolved to the satisfaction of the relevant Governmental Entity, and (v) there are no Proceedings pending or, to Parent’s knowledge, threatened in writing that might result in any adverse modification, revocation, termination or suspension of any Permit or which would require any corrective or remedial action by Parent or any of its Subsidiaries.

Section 4.9            Parent Material Contracts.

(a)           Schedule 4.9(a) of the Parent Disclosure Letter sets forth all Contracts of the date of this Agreement of the type described below to which Parent or any of its Subsidiaries is party or by which Parent, any of its Subsidiaries or any of the Parent Assets are bound (the “Parent Material Contracts”):

(i)           any Contract (excluding joint operating agreements) that can reasonably be expected to result in aggregate payments by Parent and its Subsidiaries of more than $250,000,000 during the current or any subsequent calendar year (net to Parent and its Subsidiaries’ interest) (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(ii)          any Contract that can reasonably be expected to result in aggregate revenues to Parent and its Subsidiaries of more than $250,000,000 during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);

(iii)         any Hydrocarbon purchase and sale, acreage dedication, volume commitment, call upon or option purchase agreements, storage, marketing, transportation, processing, gathering, treatment, separation, compression, balancing, fractionation, handling, or similar Contract with respect to Hydrocarbons produced from or attributable to Parent and its Subsidiaries’ interest in the Parent Assets that involved annual payments that exceeded $250,000,000 since January 1, 2022;

(iv)         each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring the Parent or any of its Subsidiaries to make annual expenditures in excess of $250,000,000 following the date of this Agreement, other than customary joint operating agreements entered into in the ordinary course of business consistent with past practice;

(v)         any agreement regarding any partnership or joint venture with respect to the Parent Assets in which Parent and its Subsidiaries holds an equity interest with a book value in excess of $250,000,000 (other than any joint operating agreements, unit agreements or participation agreements affecting Oil and Gas Leases of Parent or any of its Subsidiaries);

(vi)         all Contracts relating to the pending acquisition (by merger, purchase of equity or assets or otherwise) by Parent or any of its Subsidiaries of any operating business or the capital stock of any other Person for aggregate consideration (in one or a series of transactions) under such Contract of $250,000,000 or more (other than acquisitions or dispositions of inventory or the purchase or sale of Hydrocarbons, in each case, in the ordinary course of business consistent with past practice);

(vii)        any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act, other than any Parent Benefit Plan; and

(viii)       any binding commitment (orally or in writing) by the Company or any of its Subsidiaries to enter into any of the foregoing.

(b)           Except for matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the Parent Material Contracts are in full force and effect as to and, to Parent’s knowledge, are binding upon the counterparties thereto in accordance with their terms, (ii) neither Parent nor any of its Subsidiaries is in breach or default under any Parent Material Contract, and to Parent’s knowledge, no other Person that is a party thereto is in breach or default under any Parent Material Contract, (iii) no event has occurred, to Parent’s knowledge, which after notice or lapse of time, or both, would constitute a default under any Parent Material Contract, and (iv) as of the date of this Agreement no written notice of default or breach has been received by Parent or any of its Subsidiaries under any Parent Material Contract, the resolution of which is outstanding as of the date of this Agreement.

Section 4.10           Consents and Approvals. Except (a) for the filing of the Certificates of Merger with the Texas Secretary of State and the Delaware Secretary of State, as applicable, and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) as set forth on Schedule 4.10 of the Parent Disclosure Letter, and (c) for the applicable requirements of Nasdaq, the Securities Act, the Exchange Act and any other applicable state or federal securities laws (including the filing with the SEC of the Proxy Statement relating to the matters to be submitted to the stockholders of Parent at the Parent Stockholders Meeting), and subject to compliance with the HSR Act, no consent, approval, authorization or permit of, or filing with or notification to, any Person (including any Governmental Entity) is required for the execution, delivery and performance of this Agreement or in connection with the consummation of the Transactions, the failure of which to be obtained or made (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) would not materially hinder, delay or impair the ability of any Parent Party to perform its obligations under this Agreement.

Section 4.11           Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)            There are no Environmental Conditions with respect to any of the Parent Assets.

(b)           Neither Parent nor any of its Subsidiaries has entered into, or is subject to, any agreement with, or consent, order, settlement, decree or judgment of, any Governmental Entity issued pursuant to Environmental Laws that requires any Remediation of any of the Parent Assets, except for those which have been fully resolved.

(c)            Neither Parent nor any of its Subsidiaries (and, to Parent’s knowledge, no Third Party operator of the Parent Assets) has received written notice that remains unresolved of any actual or alleged fact, condition or conduct on or with respect to any Parent Asset, Parent or any of its Subsidiaries which, if true, would constitute a violation of or noncompliance with, or require Remediation after the Closing Date or give rise to liability under, any Environmental Laws, in each case, by or of Parent or any of its Subsidiaries.

(d)           Parent and its Subsidiaries possess, and since January 1, 2021, have been in compliance in all respects with, all Permits required under Environmental Laws for the ownership or operation of the Parent Assets or the operations of Parent and Subsidiaries, and all such Permits are in full force and effect.

(e)           As of the date of this Agreement, there are no Proceedings pending or, to Parent’s knowledge, threatened before any Governmental Entity with respect to the Parent Assets, Parent or any of its Subsidiaries alleging violations of, or claiming liabilities or Remediation obligations under, Environmental Laws, the subject of which remains unresolved.

(f)            Since January 1, 2021, the Parent Assets have been leased, owned and operated by Parent or its Subsidiaries and, as applicable and to Parent’s knowledge, by any other Person in compliance in all respects with all applicable Environmental Laws and the terms and conditions of any Permits issued pursuant thereto, except for prior instances of non-compliance that have been fully and finally resolved.

Notwithstanding anything to the contrary herein, with respect to Parent Assets that are operated by a Person other than Parent and its Subsidiaries, the representations and warranties set forth in this Section 4.11 are limited to the knowledge of Parent.

Section 4.12           Capitalization.

(a)           As of the close of business on February 8, 2024, the authorized capital of Parent consisted solely of (i) 400,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of preferred stock of Parent, par value $0.01 per share (“Parent Preferred Stock”). As of the close of business on February 8, 2024, (i) 178,058,147 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) zero shares of Parent Common Stock were held by Parent in its treasury, (iii) zero shares of Parent Preferred Stock were issued and outstanding or held by Parent in its treasury and (iv) 6,704,290 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plan (of which (A) 738,200 shares were subject to outstanding Parent RSU Awards and (B) 666,469 shares were subject to outstanding Parent PRSU Awards, of which 278,056 remain unvested and assume the achievement of the applicable performance metrics at the target level of performance, and 388,433 shares vested on December 31, 2023 and shall be settled on or around March 1, 2024).

(b)           All outstanding Parent Common Stock and all capital stock and other voting securities or Interests of each Subsidiary of Parent have been validly issued, fully paid and are nonassessable, and the Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights, will have the rights, preferences and privileges specified in the Organizational Documents of Parent and will, in the hands of Company Holders and their Affiliates, be free of any Encumbrance, other than restrictions on transfer pursuant to applicable securities laws, the Organizational Documents of Parent or the Stockholders Agreement.

(c)            As of the date of this Agreement, except as set forth in this Section 4.12, the SEC Documents, securities issuable pursuant to Parent Benefit Plans, and for changes since the date of the filing of Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 and resulting from the payment or redemption of stock-based awards outstanding on such date and except for the shares to be issued in connection with the transactions contemplated by this Agreement, there are (i) no preemptive rights, other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate Parent to issue or sell any equity interests of Parent or any Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in Parent, and (ii) no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d)           As of the date of this Agreement, neither Parent nor any Subsidiary of Parent (other than Viper and its Subsidiaries) has any outstanding bonds, debentures, notes, or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(e)           As of the date of this Agreement, Parent is the direct or indirect owner of all Interests in its Subsidiaries (other than Viper and its Subsidiaries), free and clear of all Encumbrances other than Permitted Encumbrances.

(f)            Parent is not now, and immediately after the issuance and sale of the Parent Common Stock comprising the Merger Consideration will not be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940.

(g)           The Organizational Documents of Parent, in each case as amended through the date of this Agreement, have been filed prior to the date of this Agreement with the Filed Parent SEC Documents. Parent has provided to the Company the complete and correct copies of the Organizational Documents of Merger Sub I and Merger Sub II, in each case, as amended through the date of this Agreement.

Section 4.13           Viper.

(a)           As of the close of business on February 8, 2024, the authorized capital of Viper Energy, Inc. (“Viper”) consisted solely of (i) 1,000,000,000 shares of Class A common stock, with par value of $0.000001 per share (“Viper Class A Common Stock”), (ii) 1,000,000,000 shares of Class B common stock, with par value of $0.000001 per share (“Viper Class B Common Stock”, and together with Viper Class A Common Stock, “Viper Common Stock”) and (iii) 100,000,000 shares of preferred stock, par value $0.000001 per share (“Viper Preferred Stock”). As of the close of business on February 8, 2024, (i) 86,144,273 shares of Viper Class A Common Stock (excluding treasury shares) were issued and outstanding, (ii) zero shares of Viper Class A Common Stock were held by Viper in its treasury, (iii) 90,709,946 shares of Viper Class B Common Stock (excluding treasury shares) were issued and outstanding, (iv) zero shares of Viper Class B Common Stock were held by Viper in its treasury, (v) zero shares of Viper Preferred Stock were issued and outstanding or held by Viper in its treasury and (vi) 8,577,048 shares of Viper Class A Common Stock were reserved for issuance pursuant to the Viper Energy, Inc. Amended and Restated 2014 Long Term Incentive Plan.

(b)           All outstanding Viper Class A Common Stock and all capital stock and other voting securities or Interests of each Subsidiary of Viper have been validly issued, fully paid and are nonassessable. The Viper Common Stock held, directly or indirectly, by Parent is free of any Encumbrance, other than Permitted Encumbrances.

(c)            As of the date of this Agreement, except as set forth in this Section 4.13, the SEC Documents, securities issuable pursuant to employee benefit plans or arrangements (including the Viper Energy, Inc. Amended and Restated 2014 Long Term Incentive Plan), and changes since the date of the filing of Viper’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 and resulting from the exercise of stock options outstanding on such date, or the payment or redemption of other stock-based awards outstanding on such date, there are (i) no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate Viper to issue or sell any equity interests of Viper or any Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in Parent, and (ii) no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d)           As of the date of this Agreement, neither Viper nor any Subsidiary of Viper has any outstanding bonds, debentures, notes, or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Viper on any matter.

(e)           As of the date of this Agreement, Viper is the direct or indirect owner of all of the Interests of each Subsidiary of Viper, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 4.14           SEC Documents; Financial Statements; No Liabilities.

(a)            Parent and Viper have timely filed with the SEC all reports, schedules, forms, statements, and other documents (including exhibits and other information incorporated therein) required to be filed by it since January 1, 2021 under the Securities Act or the Exchange Act (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “SEC Documents”). The SEC Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Financial Statements”), at the time filed or furnished (except to the extent corrected by a subsequently filed or furnished SEC Document filed or furnished prior to the date of this Agreement) (i) did not (a) in the case of any registration statement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (b) in the case of SEC Documents other than registration statements, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (ii) complied in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act, as applicable, (iii) in the case of the Financial Statements, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iv) in the case of the Financial Statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and subject, in the case of interim financial statements, to normal and recurring year-end audit adjustments, (v) in the case of the Financial Statements, fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries and Viper and its Subsidiaries, respectively, as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments), and (vi) in the case of the Financial Statement have been prepared in a manner consistent with the books and records of (x) Parent and its Subsidiaries or (y) Viper and its Subsidiaries, as applicable. Since January 1, 2022, Parent or Viper has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries and Viper and its Subsidiaries have respectively been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)           There are no liabilities of or with respect to Parent or any of its Subsidiaries that would be required by GAAP to be reserved, reflected, or otherwise disclosed on a consolidated balance sheet of Parent other than (i) liabilities accrued, reserved, reflected, or otherwise disclosed in the consolidated balance sheet of Parent and its Subsidiaries or Viper and its Subsidiaries, as applicable, as of September 30, 2023 (including the notes thereto) included in the Financial Statements, (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2023 (but excluding violations of law or regulation, compliance matters, internal investigations, major spills or pipeline damage, breaches of Contracts or Permits, torts or infringement), (iii) liabilities under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (iv) liabilities for performance of obligations of Parent and its Subsidiaries under Contracts binding thereon (other than resulting from any breach or acceleration thereof) that have made available to the Company or were entered into in the ordinary course of business consistent with past practice, or (v) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)           Parent and Viper, as applicable, have established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by Parent and Viper, as applicable, in the reports they file or submit to the SEC under the Exchange Act is made known to such entities’ chief executive officer and its chief financial officer, or Persons performing similar functions, by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. Each of the principal executive officer and the principal financial officer of Parent and Viper, as applicable (or each former principal executive officer and former principal financial officer of Parent and Viper, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)           Parent and Viper have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of Parent’s and Viper’s, as applicable, financial reporting and the preparation of the Financial Statements for external purposes in accordance with GAAP. Parent and Viper have disclosed, based on their most recent evaluation of Parent’s and Viper’s, as applicable, internal control over financial reporting prior to the date hereof, to Parent’s and Viper’s, as applicable, auditors and audit committee (i) any significant deficiencies or material weaknesses in the design or operation of Parent’s and Viper’s, as applicable, internal control over financial reporting that would reasonably be expected to adversely affect Parent’s and Viper’s, as applicable, ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s and Viper’s, as applicable, internal control over financial reporting.

(e)           Since January 1, 2021, neither Parent nor any of its Subsidiaries nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(f)            Parent and Viper are in compliance in all material respects with Nasdaq rules and the provisions of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the SEC Documents. To Parent’s knowledge, none of the SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g)           The Parent Common Stock and Viper Common Stock are registered under Section 12(b) of the Exchange Act and listed on Nasdaq, and neither Parent nor Viper has not received any notice of deregistration or delisting from the SEC or Nasdaq, as applicable. No judgment, order, ruling, decree, injunction, or award of any securities commission or similar securities regulatory authority or any other Governmental Entity, or of Nasdaq, preventing or suspending trading in any securities of Parent and Viper, as applicable, has been issued, and no Proceedings for such purpose are, to Parent’s knowledge, pending, contemplated or threatened. Parent and Viper have taken no action that is designed to terminate the registration of the Parent Common Stock and the Viper Common Stock, as applicable, under the Exchange Act.

(h)           No Subsidiary of Parent, other than Viper, is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.15           Oil and Gas Leases; Rights-of-Way.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries (or, to Parent’s knowledge, the applicable operator) has timely and properly paid all accrued bonuses and delay rentals due with respect to its interest in the Oil and Gas Leases, in each case, in accordance with the Oil and Gas Leases and applicable Law. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice (other than de minimis or frivolous claims or demands) that any Oil and Gas Lease accounts are not current or that any material payments required thereunder have not been, or by Closing will not be, paid.

(b)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach of any provision in any joint operating agreement, material Oil and Gas Lease or material Right-of-Way or in default with respect to the performance of any of its obligations under such joint operating agreements, Oil and Gas Leases or such material Right-of-Ways (other than in respect of the payment of Production Burdens that are being held in suspense as permitted pursuant to applicable Law or are being contested in good faith through appropriate Proceedings), and, no party to any joint operating agreement, material Oil and Gas Lease or Right-of-Way or any successor to the interest of such party has filed or, to Parent’s knowledge, has threatened in writing to file any action to terminate, cancel, rescind or procure judicial reformation of any such joint operating agreement, Oil and Gas Lease, or Right-of-Way.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the extent of those obligations previously fulfilled by Parent or its Subsidiaries, or any of their respective predecessors, none of the Oil and Gas Properties or Contracts contain express provisions obligating Parent or any of its Subsidiaries to drill any wells on the Parent Assets (other than provisions requiring optional drilling as a condition of maintaining all or a portion of a presently non-producing Oil and Gas Lease).

(d)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for (i) property sold or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Ryder Scott Company, L.P. (the “Parent Independent Petroleum Engineers”) auditing Parent’s internally prepared reserve report relating to Parent interests referred to therein as of December 31, 2022 (the “Parent Reserve Report Letter”), (ii) property reflected in the Parent Reserve Report Letter or in the SEC Documents as having been sold or otherwise disposed of, other than sales, exchanges, swaps or dispositions after the date hereof in accordance with Section 5.1(b) or (iii) Oil and Gas Properties that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, Parent and its Subsidiaries have good and defensible title to all Properties forming the basis for the reserves reflected in the Parent Reserve Report Letter and in each case as attributable to interests owned (or purported to be held or owned) by Parent and its Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that Parent and its Subsidiaries’ title (as of the Closing Date) to each of the Properties held or owned by them (or purported to be held or owned by them) that (1) entitles Parent and its Subsidiaries to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the reserve report of all Hydrocarbons produced from such Properties throughout the life of such Properties except, in each case, for (w) any decreases in connection with those operations in which Parent and its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (x) any decreases resulting from reversion of interest to co-owners with respect to operations in which such co-owners elect, after the date hereof, not to consent, (y) any decreases resulting from the establishment or amendment, after the date hereof, of production sharing agreements, pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates Parent and its Subsidiaries to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Properties, of not greater than the working interest shown on the reserve report for such Properties except, in each case, for (x) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Properties and (y) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Properties and (3) is free and clear of all Encumbrances, defects and imperfections, except for Permitted Encumbrances and Encumbrances, defects and imperfections which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Properties to which they relate in the conduct of business of Parent and its Subsidiaries as presently conducted.

(e)           Except for any such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the factual, non-interpretive data supplied to the Parent Independent Petroleum Engineers by or on behalf of Parent and its Subsidiaries for purposes of auditing Parent’s internally prepared reserve report and preparing the Parent Reserve Report Letter that was material to such firm’s audit of Parent’s internally prepared estimates of proved oil and gas reserves attributable to the Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report Letter was, as of the time provided, accurate in all respects. Except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report Letter are derived from reports that have been prepared by Parent in accordance with customary industry practices, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report Letter that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.16           Certain Real Property Interests.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and indefeasible title to all fee surface interests owned by the Parent and its Subsidiaries, except as have been disposed of since September 30, 2023 in the ordinary course of business, free from Encumbrances and defects, except Permitted Encumbrances.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) each Lease under which Parent or any of its Subsidiaries leases, subleases or licenses any material real property (other than the Oil and Gas Leases) is valid and in full force and effect (subject to Creditors’ Rights), free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) neither Parent nor any of its Subsidiaries, nor to Parent’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither Parent nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 4.17           Wells and Equipment. Except as set forth on Schedule 4.17 of the Parent Disclosure Letter, or as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)           all Wells have been drilled and completed at locations within the limits permitted by all applicable Oil and Gas Leases, Contracts, pooling or unit agreements and applicable Laws, in each case, in all material respects;

(b)           no Well is subject to penalties on allowables because of any overproduction or any other violation of Laws;

(c)           (i) Parent has not received any written notices or demands from Governmental Authorities or other Third Parties to plug or abandon any Wells and (ii) there are no Wells that Parent or any of its Subsidiaries is currently obligated (directly or indirectly as a working interest owner) by Law or contract to plug and abandon that have not been plugged and abandoned in accordance in all material respects with all applicable Laws; and

(d)           all currently producing Wells and equipment used or held for use in connection with the operation of the Properties is, in all material respects, in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted;

notwithstanding anything to the contrary herein, with respect to Parent Assets that are operated by a Person other than Parent or its Subsidiaries, the representations and warranties set forth in this Section 4.17 are limited to the knowledge of Parent.

Section 4.18           Employment and Labor Matters.

(a)            Neither Parent nor any its Subsidiaries is a party to or bound by any Labor Agreement or other Contract with a labor union or other labor organization and no employees of Parent and its Subsidiaries are represented by any labor union, labor organization, works council, employee representative or group of employees with respect to their employment with Parent and its Subsidiaries. Since January 1, 2021, there have been no labor organizing activities with respect to any employees of Parent or any of its Subsidiaries. Since January 1, 2021, there have been no actual or, to Parent’s knowledge, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting Parent or any of its Subsidiaries.

(b)           Parent and each of its Subsidiaries is, and since January 1, 2021 has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including the Fair Labor Standards Act, terms and conditions of employment, wages, hours, overtime, collective bargaining, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, COVID-19, affirmative action, unemployment insurance, labor relations, employment discrimination, harassment, retaliation, civil rights, safety and health, workers’ compensation, time off and leave, pay equity, immigration and authorization to work (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), classification of employees and independent contractors, classification of employees as exempt from the overtime requirements of applicable wage and hour laws and/or the collection and payment of withholding and/or social security Taxes, and since January 1, 2021, there have been no material Proceedings pending or, to Parent’s knowledge, threatened or anticipated, concerning any of the foregoing.

(c)           To Parent’s knowledge, in the past five (5) years, (i) Parent and its Subsidiaries, as applicable, have investigated all sexual harassment, sexual misconduct or other harassment, discrimination, retaliation or material policy violation allegations against officers, directors, partners, employees, contractors or agents of the Company and its Subsidiaries, (ii) there are no such allegations that, if known to the public, would reasonably be expected to result in any material liability to, or other harm to the business or reputation of, the Company and its Subsidiaries, (iii) no allegations of sexual harassment or sexual misconduct have been made against any director or employee of Parent or any of its Subsidiaries at the level of Vice President or above, and (iv) none of Parent nor any of the Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by any director or employee of Parent or any of its Subsidiaries at the level of Vice President or above. To Parent’s knowledge, since January 1, 2021, (x) no allegations of harassment, discrimination, retaliation or material policy violation allegations have been made against any director or employee of Parent or any of its Subsidiaries at the level of Vice President or above, and (y) none of Parent nor any of its Subsidiaries have entered into any settlement agreements related to allegations of harassment, discrimination, retaliation or material policy violation allegations by any director or employee of Parent or any of its Subsidiaries at the level of Vice President or above.

(d)           Each Parent Benefit Plan has been established, maintained, funded and administered, in form and operation, in all material respects, in accordance with its terms and in compliance with applicable Law, including ERISA and the Code, and no event has occurred and no condition exists with respect to any Parent Benefit Plan that has subjected, or could reasonably be expected to subject, Parent or any of its Subsidiaries to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or any other applicable Law. With respect to each Parent Benefit Plan, all contributions, premiums and other payments that have become due pursuant to the terms of the applicable Parent Benefit Plan have been timely made in accordance with the terms of the Parent Benefit Plan, except to the extent it would not reasonably be expected to result in any material liability to the Company. Since January 1, 2021, neither Parent nor any of its Subsidiaries has incurred (whether or not assessed) any penalty or Tax under Sections 4980D, 4980B, 4980H, 6721 or 6722 of the Code and, to Parent’s knowledge, no circumstances or events have occurred that could reasonably be expected to result in the imposition of any such penalties or Taxes.

(e)           Each Parent Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS or is a prototype plan that is the subject of an opinion or advisory letter issued to the provider of the plan by the IRS and no event has occurred and, to Parent’s knowledge, no circumstances exist that could reasonably be expected to adversely affect the qualified status of such Parent Benefit Plan. No Parent Benefit Plan is, and neither Parent nor any of its Subsidiaries nor their ERISA Affiliates have ever maintained, sponsored, contributed to or been obligated to contribute to or have any current or contingent liability or obligation under or with respect to, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “defined benefit plan” (within the meaning of Section 3(35) of ERISA) or any plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iv) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). Neither Parent nor any of its Subsidiaries has any current or contingent liability or obligation as a consequence of at any time being considered a single employer with any other Person under Section 414 of the Code.

(f)            There is no pending or, to Parent’s knowledge, threatened Proceedings on behalf of or relating to any Parent Benefit Plan (other than routine claims for benefits) and there are no facts or circumstances that could give rise to any such Proceedings. With respect to each Parent Benefit Plan, no “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of fiduciary duty (as determined under ERISA) have occurred.

Section 4.19           Intellectual Property.

(a)            Except as set forth on Schedule 4.19(a) of the Parent Disclosure Letter, no material registrations or applications for registration are included in any Intellectual Property Rights owned by Parent and its Subsidiaries as of the date of this Agreement. As of the date hereof, the Intellectual Property Rights set forth on Schedule 4.19(a) of the Parent Disclosure Letter (the “Parent Intellectual Property Rights”) are subsisting and, to Parent’s knowledge, valid and enforceable.

(b)           As of the date of this Agreement, Parent and its Subsidiaries exclusively own the Parent Intellectual Property Rights, free and clear of all Encumbrances (other than Permitted Encumbrances), and, to Parent’s knowledge, licenses or otherwise has adequate rights to use all other Intellectual Property Rights necessary to conduct the business of Parent and its Subsidiaries as currently conducted.

(c)           To Parent’s knowledge, (x) the conduct of the business of Parent and its Subsidiaries as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since January 1, 2021 has not infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights of any other Person in any material respect and (y) no Person is infringing, misappropriating, diluting or otherwise violating or has, since January 1, 2021, infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights owned by Parent or its Subsidiaries in any material respect.

(d)           The consummation of the Transactions will not result in the loss or impairment of any material right of Parent and its Subsidiaries to own, use, practice or exploit any Intellectual Property Rights held by or licensed to Parent and its Subsidiaries and used in the business of Parent and its Subsidiaries (other than Intellectual Property Rights licensed to Parent and its Subsidiaries pursuant to commercially-available agreements or non-exclusive licenses granted in the ordinary course of business).

Section 4.20           Regulatory Status. Neither Parent nor any of its subsidiaries (a) is currently regulated as a “natural gas company” engaged in the transportation of natural gas in interstate commerce under the NGA, and its implementing regulations and neither Parent nor any of its Subsidiaries has received written notice from FERC, that it is using any of the Parent Assets in a manner that subjects it, any Third Party operator of the Parent Assets or any future owner of the Parent Assets to the jurisdiction of, or regulation by, FERC (i) as a natural gas company under the NGA, and its implementing regulations (other than pursuant to a certificate of limited jurisdiction as described below), or (ii) as a common carrier pipeline under the Interstate Commerce Act, 49 U.S.C. § 1, et seq. (1988), and its implementing regulations; (b) holds any general or limited jurisdiction certificate of public convenience and necessity issued by FERC other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions; (c) is currently subject to regulation by FERC under the NGPA, and regulations promulgated by FERC thereunder, nor has Parent or any of its Subsidiaries received written notice from FERC indicating that any Parent Asset is being regulated or will be regulated by FERC under the NGPA, or (d) is subject to rate regulation as a “public utility,” “public service company” or similar designation(s) by any state Governmental Entity. Neither Parent nor any of its Subsidiaries have acquired any of the Parent Assets through the use or threatened use of eminent domain or condemnation.

Section 4.21           Absence of Certain Changes. Since September 30, 2023 through the date of this Agreement, (a) there has not been any (i) write-down by Parent and its Subsidiaries in the reserves estimated for the Properties, other than write-downs resulting from depletion in the ordinary course of operation of the Properties or that result from the variance in markets or prices for Hydrocarbons produced from the Properties, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) destruction, damage or loss to or affecting any of the Parent Assets, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and (b) Parent and its Subsidiaries has, in all material respects, conducted its business in the ordinary course of business consistent with past practices (except for discussions, negotiations, and transactions related to this Agreement or other potential strategic transactions). Since December 31, 2022 through the date of this Agreement, there has not been any event, change, occurrence, condition, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.22           Form S-3. As of the date of this Agreement, Parent is eligible to register the resale of the Parent Common Stock comprising the Merger Consideration by the Company Holders under Form S-3 promulgated under the Securities Act (an “Automatic Shelf Registration Statement”).

Section 4.23           No Rights Plan. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Parent or Viper is a party or is otherwise bound.

Section 4.24           Opinion of Financial Advisor. On or prior to the date of this Agreement, Parent has received the opinion of Jefferies LLC to the effect that, as of date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent, and signed true, complete and correct copies of such opinions will be provided to the Company promptly after the receipt thereof by Parent solely for informational purposes and it is agreed and understood that such opinions are for the benefit of Parent and may not be relied upon by the Company, or any director, officer or employee of the Company.

Section 4.25           Merger Subs’ Activities. Merger Subs were organized, incorporated or formed on or about the date hereof solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby. Since the date of their organization and prior to (x) the First Merger Effective Time, with respect to Merger Sub I, and (y) the Merger Effective Time, with respect to Merger Sub II, Merger Subs have not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the transactions contemplated hereby. Merger Subs have had no operations, have not generated any revenues and have no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

Section 4.26           Financing.

(a)            Parent and certain financial institutions have entered into a binding commitment letter (the “Debt Commitment Letter”) entitling Parent to borrow funds in an aggregate amount which, when combined with other funds available to Parent to be used to pay the Cash Consideration, will be sufficient to satisfy Parent and Merger Subs’ obligations under this Agreement, including the payment of the Cash Consideration, and any fees and expenses payable by any of them hereunder, and for any repayment or refinancing of any existing indebtedness of the Company and its Subsidiaries expressly contemplated by this Agreement or the Debt Commitment Letter (such amounts, the “Debt Financing Amounts”). The debt financing committed pursuant to the Debt Commitment Letter is referred to in this Agreement as the “Debt Financing”.

(b)           Parent has delivered to the Company a true, complete and correct copy of the Debt Commitment Letter and any fee letters related thereto (the “Fee Letter”, subject, in the case of any such fee letter, to redaction solely of provisions that are customarily redacted in connection with transactions of this type and that would not reasonably be expected to affect the conditionality, enforceability, availability or (other than in connection with the fees and “flex” provisions) amount of the Debt Financing). Parent and Merger Subs expressly acknowledge and agree that the obligations of Parent and Merger Subs under this Agreement are not conditioned in any manner upon Parent obtaining any financing (including term loans, bridge financing and bonds).

(c)            Except as expressly set forth in the Debt Commitment Letter and Fee Letter, there are no (i) conditions precedent to the obligations of the Debt Financing Entities to provide the Debt Financing or (ii) contingencies that would permit the Debt Financing Entities to reduce the total amount of the Debt Financing, impose any additional conditions precedent to the availability of the Debt Financing or that would reasonably be expected to affect the timing of, the availability of or termination rights in respect of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. Other than the Debt Commitment Letter and the Fee Letter, there are no side letters, understandings or other agreements, contracts or arrangements of any kind (written or oral) to which Parent or any of its Affiliates is a party, or of which Parent has knowledge, relating to the funding of the full amount of the Debt Financing or that would reasonably be expected to affect the availability or conditionality of the Debt Financing or the enforceability of the Debt Commitment Letter. Parent has paid in full any and all commitment fees or other fees due and payable pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement.

Section 4.27           No Other Representations or Warranties.

(a)           Except for the express written representations and warranties made by Parent and the Merger Subs in this Article IV, Parent and Merger Subs make no express or implied representation or warranty with respect to the Company or any Affiliate or their respective businesses, operations, assets, liabilities, condition (financial or otherwise).

(b)           Notwithstanding anything to the contrary in this Agreement, Parent and the Merger Subs acknowledge and agree that: (i) except for the representations and warranties of the Company expressly set forth in Article III, (x) the Company does not make, and has not made, any representation or warranty and (y) Parent and Merger Subs are not relying on, or have not relied on, any representation or warranty made, or information provided, by or on behalf of the Company, in each case, regarding the Company and any of its Subsidiaries, its or their business, this Agreement, the Transactions, any information provided to the Parent Parties in connection with this Agreement or the Transactions or any other related matter; (ii) they each disclaim any such other representations or warranties and (iii) Parent is, and each of the Merger Subs is, a sophisticated purchaser and has made its own independent investigation, review, and analysis regarding the Company and its Subsidiaries and the Transactions, which investigation, review, and analysis were conducted by Parent together with expert advisors, including legal counsel, that they have engaged for such purpose. None of the Company, the Company Representative, or any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Parent Parties, or the Parent Parties’ use of, any such information, including any information, documents, projections, forecasts or other material made available to the Parent Parties in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions.

Article V
COVENANTS

Section 5.1             Conduct of Business.

(a)           Conduct of Business by the Company. Except (i) as set forth on Schedule 5.1(a) of the Company Disclosure Letter, (ii) as required in the event of an emergency to protect life or protect against an imminent and substantial threat to property or the environment, (iii) as required as required by Law, (iv) as expressly required or expressly permitted by this Agreement, or (v) as otherwise consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Closing Date, the Company shall, and shall cause each of its Subsidiaries to:

(i)           use commercially reasonable efforts to (A) conduct its business accordance with its ordinary course of business consistent with past practice, (B) preserve substantially intact its present business organization in accordance with its ordinary course of business consistent with past practice, (C) keep available the services of its directors, officers and key employees on commercially reasonable terms (other than for terminations of employment services for cause) in accordance with its ordinary course of business consistent with past practice and (D) preserve substantially intact its existing business relationships with its material customers, lenders, suppliers, lessors, lessees, working interest owners and others having material business relationships with it in accordance with its ordinary course of business consistent with past practice;

(ii)          other than Permitted Leakage, not make, permit or enter into any Leakage transactions or Leakage payments;

(iii)         not split, combine or reclassify any Interests of the Company;

(iv)         not make or commit to make any capital expenditures for the period prior to January 1, 2025 in excess of 115% of the aggregate amount in the capital expenditure budget set forth on Schedule 5.1(a)(iv) of the Company Disclosure Letter (the “2024 Company Capital Expenditures Budget”), other than capital expenditures to repair damage resulting from insured casualty events or operational conditions of the Wells or required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(v)          except as reasonably required in order to conduct any operations or expenditures contemplated under the DC&E Well Detail portion of the 2024 Company Capital Expenditures Budget, not (A) affirmatively terminate or materially amend any Oil and Gas Leases in a materially detrimental manner to the Company or any of its Subsidiaries, (B) terminate, materially amend, waive, modify, or extend any Company Material Contracts or enter into any new contract which would constitute a Company Material Contract if executed prior to the date of this Agreement, other (x) than the execution or extension of a Contract for the sale, exchange or marketing of Hydrocarbons in the ordinary course of business consistent with past practice that is terminable by the Company or any of its Subsidiaries without penalty or other payment (other than any ongoing obligation pursuant to such contract that is not caused by such termination) upon ninety (90) days’ or less notice or (y) amendments, refinancings or replacements of the Existing Credit Agreement permitted by the proviso to the definition thereof, (C) or other than Preferential Rights arising under customary A.A.P.L. form joint operating agreements, unit agreements or participation agreements, grant or create any Preferential Right with respect to the Company Assets or any consent (other than any consent that cannot, by its terms, be unreasonably withheld, conditioned or delayed by the holder thereof) with respect to the Properties of the Company;

(vi)         not transfer, sell, exchange, hypothecate, encumber or otherwise dispose of any portion of the Company Assets; except for (A) sales and dispositions of Hydrocarbons or equipment and materials that are surplus, obsolete or replaced made in the ordinary course of business consistent with past practices, (B) the exchange or swap of Properties or other assets in the ordinary course of business consistent with past practice, (C) pursuant to an agreement of the Company or any of its Subsidiaries set forth in Schedule 5.1(a)(vi) of the Company Disclosure Letter, or (D) other sales and dispositions of the Company Assets in the ordinary course of business consistent with past practices, with value not exceeding $250,000,000 in the aggregate or (E) transactions solely between the Company and any of its Wholly Owned Company Subsidiary (or solely between Wholly Owned Company Subsidiaries);

(vii)        not enter into, commence, settle or compromise any litigation affecting the Company Assets or the Company or any of its Subsidiaries other than (A) the settlement of such litigation involving only the payment of money (not covered by insurance) by the Company or any of its Subsidiaries of any amount not exceeding $20,000,000 individually or $50,000,000 in the aggregate and which does not involve any material non-monetary restriction on future activity or conduct or an admission of criminal wrongdoing by the Company or any of its Subsidiaries, and (B) such litigation in respect of Taxes, which shall be governed exclusively by Section 5.1(a)(xix);

(viii)       not amend or otherwise change the Organizational Documents of the Company or its Subsidiaries (other than ministerial changes);

(ix)          not issue, sell, deliver, grant, pledge, transfer, dispose of or otherwise subject to any Encumbrance (other than any Permitted Encumbrance) any Interests of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other Interest in the Company or any of its Subsidiaries, other than issuances by the a Subsidiary that is wholly owned, directly or indirectly by the Company (a “Wholly Owned Company Subsidiary”), to the Company or any other Wholly Owned Company Subsidiary;

(x)           not acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into (or agree to enter into) any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement other than (A) transactions solely between the Company and a Wholly Owned Company Subsidiary (or solely among wholly-owned Subsidiaries of the Company), (B) acquisitions of fee minerals, non-participating royalty interests, overriding royalty interests, royalty interests, executive rights, leasehold royalty interests, production payments, net profits interests or carried interests in the ordinary course of business consistent with past practice where the aggregate amount of the consideration paid or transferred by the Company or any of its Subsidiaries in connection with all such acquisitions would not exceed $250,000,000, (C) acquisitions as to which the aggregate amount of the consideration paid or transferred by the Company or any of its Subsidiaries in connection with all such acquisitions is $50,000,000 in the aggregate, (D) acquisitions, leases, transfer, exchange or swap of inventory in the ordinary course of business consistent with past practice or (E) non-exclusive licenses of Intellectual Property Rights in the ordinary course of business;

(xi)          not adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization, other than such transactions among Wholly Owned Company Subsidiaries;

(xii)         (x) not incur any Indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for, any such Indebtedness of any Person, or make any loans of borrowed money, except for (A) Indebtedness under the Existing Credit Agreement in the ordinary course of business consistent with past practice, (B) Indebtedness incurred among Wholly Owned Company Subsidiaries and/or the Company, (C) guarantees by the Company or any of its Subsidiaries of Indebtedness of a Wholly Owned Company Subsidiary, (D) advances for expenses required under customary joint operating agreements to operators of Properties of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, or (E) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice; or (y) not make or assume any Derivatives, including any Derivative intended to benefit from or reduce or eliminate the risk of fluctuations in the price of Hydrocarbons or other commodities, other than in the ordinary course of the Company’s business in accordance with the Company’s current policies;

(xiii)        except as required by a Company Benefit Plan in accordance with its terms as in effect as of the date hereof and set forth on Schedule 3.16(e) of the Company Disclosure Letter, not (A) accelerate or permit the acceleration of any vesting, payment or funding of, the compensation or benefits payable or to become payable or the benefits provided to any current or former employee, officer, director other individual service provider of the Company or any of its Subsidiaries, (B) increase the compensation or benefits payable to or to become payable to any current or former employee, officer, director or other individual service provider of the Company or any of its Subsidiaries (or any of their respective dependents or beneficiaries), including forgiving any indebtedness, (C) grant or announce the grant of or commit to grant any cash or equity or equity-based incentive awards (including awards under the Company Phantom Equity Plan or the Company LTIP), bonus, retention, change in control, transaction, severance or similar compensation or any increase in the salaries, bonuses or other compensation and benefits payable to any current or former employee, officer, director or other individual service provider of the Company or any of its Subsidiaries (or any of their respective dependents or beneficiaries), (D) enter into any employment, severance, or retention agreement with any of its current or former directors, executive officers, employees or other service providers, (E) establish, adopt or agree to adopt, amend or terminate any Company Benefit Plan or any other benefit or compensation plan, policy, program, agreement or arrangement that would constitute a Company Benefit Plan if in effect on the date hereof, or (F) provide any funding for any rabbi trust or similar arrangement;

(xiv)       not hire, or permit the hiring of, any additional employee or individual service provider providing services to the Company or any of its Subsidiaries, who would be a Vice President or above or whose annual target total direct compensation opportunity (i.e., the sum of annual base compensation, target short-term incentive compensation opportunity and target long-term incentive compensation opportunity) and would exceed $400,000 (each, a “Company Covered Individual”), and not promote any Company Covered Individual or an individual who would be a Company Covered Individual following such promotion;

(xv)        not terminate, or permit the termination of, any Company Covered Individual, other than “for cause”, and not effectuate or provide notice of any plant closing, relocation of work or mass layoff that would require notice or incur any liability or obligation under the WARN Act;

(xvi)       not enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council, employee representative or group of employees as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(xvii)      not waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(xviii)      not make any material change in any method of accounting or accounting practice or policy, except as required by GAAP or applicable Law;

(xix)        not (A) make (other than with respect to any election made in the ordinary course of business and consistent with past practice), change or revoke any material Tax election of the Company or any of its Subsidiaries, (B) change any annual Tax accounting period of the Company or any of its Subsidiaries, (C) change any material method of accounting of the Company or any of its Subsidiaries for Tax purposes, (D) settle, or compromise any material Tax Proceeding with respect to any Taxes of the Company or any of its Subsidiaries, (E) file any material amended Tax Return with respect to the Company or any of its Subsidiaries or file any material Tax Return of the Company or any of its Subsidiaries in a manner materially inconsistent with past practice of the Company or any of its Subsidiaries, (F) enter into any closing agreement with respect to Taxes of the Company or any of its Subsidiaries or (G) voluntarily and affirmatively act to surrender any right to claim a material Tax refund of the Company or any of its Subsidiaries, each case if such action is reasonably likely to result in an increase to a Tax liability of the Company or its Subsidiaries that is material to the Company or any of its Subsidiaries, taken as a whole; or

(xx)         not enter into an agreement or commitment that would cause the Company or its Subsidiaries to violate any of the foregoing covenants.

(b)          Conduct of Business by Parent. Except (i) as set forth on Section 5.1(b), of the Parent Disclosure Letter (ii) as required in the event of an emergency to protect life or protect against an imminent and substantial threat to property or the environment, (iii) as required by Law, (iv) as expressly required or expressly permitted by this Agreement, or (v) as otherwise consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Closing Date, Parent shall, and shall cause each of its Subsidiaries to:

(i)           use commercially reasonable efforts to (A) conduct its business accordance with its ordinary course of business consistent with past practice, (B) preserve substantially intact its present business organization in accordance with its ordinary course of business consistent with past practice, (C) keep available the services of its directors, officers and key employees on commercially reasonable terms (other than for terminations of employment services for cause) in accordance with its ordinary course of business consistent with past practice and (D) preserve substantially intact its existing business relationships with its material customers, lenders, suppliers, lessors, lessees, working interest owners and others having material business relationships with it in accordance with its ordinary course of business consistent with past practice;

(ii)          not make or commit to make any capital expenditures for the period prior to January 1, 2025 in excess of 115% of the aggregate amount in the capital expenditure budget set forth on Schedule 5.1(b)(ii) of the Parent Disclosure Letter (the “2024 Parent Capital Expenditures Budget”), other than, in each case, (A) capital expenditures to repair damage resulting from insured casualty events or operational conditions of the Wells or required on an emergency basis or for the safety of individuals, assets or the environment (provided that Parent shall notify the Company of any such emergency expenditure as soon as reasonably practicable) and (B) operations proposed after the date of this Agreement by Third Parties under joint operating agreements, joint development agreements and other similar agreements;

(iii)         not transfer, sell, exchange, hypothecate, encumber or otherwise dispose of any portion of the Parent Assets or Properties, except for (A) sales and dispositions of Hydrocarbons or equipment and materials that are surplus, obsolete or replaced made in the ordinary course of business consistent with past practices, (B) the exchange or swap of Properties or other assets in the ordinary course of business consistent with past practice, (C) pursuant to an agreement of Parent or any of its Subsidiaries in effect on the date of this Agreement, (D) other sales and dispositions of the Parent Assets for which consideration does not exceed $250,000,000 in the aggregate or (E) transactions solely between Parent and any of its Subsidiaries (or solely between Parent Subsidiaries);

(iv)         not enter into, commence, settle or compromise any litigation affecting the Parent Assets or Parent or any of its Subsidiaries other than (A) the settlement of such litigation involving only the payment of money (not covered by insurance) by Parent or any of its Subsidiaries of any amount not exceeding $20,000,000 individually or $50,000,000 in the aggregate and which does not involve any material non-monetary restriction on future activity or conduct or an admission of criminal wrongdoing by Parent or any of its Subsidiaries, and (B) such litigation in respect of Taxes;

(v)          not amend or otherwise change the Organizational Documents of Parent or any of its Subsidiaries (other than ministerial changes or changes that would not be prohibited by the Stockholders Agreement if it were already in effect);

(vi)         not issue, sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance (other than any Permitted Encumbrance) any Interests of Parent or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other Interest in Parent or any of its Subsidiaries, other than (A) issuances by Parent or any of its Subsidiaries wholly owned, directly or indirectly by Parent (a “Wholly Owned Parent Subsidiary”), to Parent or any Wholly Owned Parent Subsidiary, (B) issuances of Parent Common Stock or Viper Common Stock upon the conversion, exercise, vesting or lapsing of any equity award granted under the Parent Plan or the Viper Plan in accordance with the terms of such plan and the applicable award agreement or otherwise in the ordinary course of business, (C) issuances of awards granted under the Parent Plan or the Viper Plan in the ordinary course of business and in accordance with the terms of the Parent Plan or the Viper Plan, as applicable, as in effect as of the date hereof or (D) issuances as consideration or in order to finance any acquisition not prohibited by Section 5.1(b)(vii);

(vii)        not acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement other than (A) transactions solely between Parent and a Wholly Owned Parent Subsidiary (or solely among Wholly Owned Parent Subsidiaries), (B) acquisitions of fee minerals, non-participating royalty interests, overriding royalty interests, royalty interests, executive rights, leasehold royalty interests, production payments, net profits interests or carried interests where the aggregate amount of the consideration paid or transferred by Parent and its Subsidiaries in connection with all such acquisitions would not exceed $500,000,000 in the aggregate, (C) acquisitions as to which the aggregate amount of the consideration paid or transferred by Parent or any of its Subsidiaries in connection with all such acquisitions is $500,000,000 in the aggregate, (D) acquisitions, leases, transfer, exchange or swap of inventory or other assets (including the Properties) in the ordinary course of business or pursuant to existing contract, or (E) non-exclusive licenses of Intellectual Property Rights in the ordinary course of business;

(viii)       not terminate either the chief executive officer or chief financial officer of Parent;

(ix)          not adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization, other than such transactions among Wholly Owned Parent Subsidiary;

(x)           not make any material change in any method of accounting or accounting practice or policy, except as required by GAAP or applicable Law; or

(xi)          not enter into an agreement or commitment that would cause Parent or any of its Subsidiaries to violate any of the foregoing covenants.

(c)            Each Party acknowledges and agrees that (A) nothing contained in this Agreement is intended to give any other Party, directly or indirectly, the right to control or direct the operations of any other Party (other than, with respect to Parent, the right to control or direct the operations of the Merger Subs) prior to the First Merger Effective Time, and (B) prior to the First Merger Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2             No Solicitation; Recommendation.

(a)            The Parties shall not, and shall not permit or authorize any of their respective Subsidiaries or any of their respective directors or officers to, and shall use reasonable best efforts to cause each of the other Representatives of such Party or any of its Subsidiaries, directly or indirectly, not to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes an Acquisition Proposal, or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal, (iii) take any action to exempt any Person from the restrictions on “business combinations” contained in Section 203 the General Corporation Law of the State of Delaware (the “DGCL”) or any other applicable state takeover statute or otherwise cause such restrictions not to apply, (iv) cause or permit itself or any of its Subsidiaries to enter into, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, in each case constituting or related to any Acquisition Proposal (each, an “Alternative Acquisition Agreement”); or (v) approve, authorize or publicly announce any intention to do any of the foregoing. Each of Parent and the Company shall, and shall cause each of their respective Subsidiaries and their respective directors and officers to, and shall use reasonable best efforts to cause each of the other Representatives of such Party and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access or any other access to the properties, facilities, books and records of such Party previously granted to any such Person and such Person’s Representatives, (B) within two (2) Business Days of the date hereof, request the prompt return or destruction of all confidential information furnished with respect to any possible Acquisition Proposal, during the twelve-month period prior to the date of this Agreement, to the extent such return or destruction had not previously been requested, using its reasonable best efforts to ensure that such requests are complied with in accordance with the terms of such rights, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include, to the extent such Party has knowledge of any breach of such agreement, seeking any injunctive relief available to enforce such agreement.

(b)           Notwithstanding Section 5.2(a), if at any time following the date of this Agreement and prior to the obtaining the Parent Stockholder Approval, (i) Parent receives a written Acquisition Proposal that the Parent Board determines in good faith to be bona fide, (ii) such Acquisition Proposal was not solicited after the date of this Agreement in violation of Section 5.2(a), (iii) such Acquisition Proposal is expressly conditioned upon the non-consummation of the Transactions (including the failure of any of the conditions set forth in Article VI to be satisfied) and (iii) the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor) that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the failure to make an Adverse Recommendation Change would to be inconsistent with its fiduciary duties to the Parent Stockholders under applicable Law, then the Parent Board may make an Adverse Recommendation Change; provided that:

(I)	Parent notifies the Company in writing (the “Superior Proposal Notice”) at least five (5) Business Days (the “Matching Period”) before making an Adverse Recommendation Change of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other amendment to any material term of such Superior Proposal shall require a new written notice by Parent and a new notice period, provided such notice period shall be shortened to two (2) Business Days);

(II)	during the Matching Period prior to its effecting an Adverse Recommendation Change, Parent negotiates, and causes its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company; and

(III)	if the Company makes a binding written proposal during such Matching Period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Parent Stockholders under applicable Law, provided further, that at any time following the date of this Agreement and prior to the obtaining the Parent Stockholder Approval, the Parent Board may make an Adverse Recommendation Change in response to an Intervening Event, provided that:

(I)	Parent notifies the Company (the “Intervening Event Notice”) in writing at least five (5) Business Days before making an Adverse Recommendation Change (the “Intervening Event Matching Period”) with respect to such Intervening Event of its intention to do so and specifies the reasons therefor and describing such Intervening Event in reasonable detail (it being understood and agreed that any material change with respect to such Intervening Event shall require a new written notice by Parent and a new notice period, provided such notice period shall be shortened to two (2) Business Days);

(II)	during the Intervening Event Matching Period prior to its effecting an Adverse Recommendation Change, Parent negotiates, and causes its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company; and

(III)	if the Company makes a written proposal during the Intervening Event Matching Period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Parent Stockholders under applicable Law.

(c)           Except as permitted by Section 5.2(b), neither the Parent Board nor any committee of the Parent Board shall: (i) withdraw (or modify or qualify in any manner adverse to the Company), the Parent Recommendation, (ii)  (x) authorize, recommend, adopt, approve, or declare the advisability of, (y) propose publicly to authorize, recommend, adopt, approve, or declare the advisability of, or (z) agree to submit to a vote of the Parent Stockholders, any Acquisition Proposal with respect to Parent, (iii) publicly make any recommendation in connection with any Acquisition Proposal that is a tender offer or exchange offer by a third party other than (x) an unequivocal recommendation against such offer within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act, (y) a temporary “stop, look, and listen” communication by the Parent Board of the type contemplated by Rule 14d-9(f) under the Exchange Act, or (z) complying with disclosure obligations under Rule 14e-2(a), Rule 14d-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal (provided, in the case of clause (z), such communication states that the recommendation of the Parent Board in favor of this Agreement and the Merger continues to be in effect (unless, prior to the time of such public disclosure, an Adverse Recommendation Change has been made in compliance with Section 5.2)), (iv) fail to include the Parent Recommendation in the Proxy Statement, (v) publicly propose or state its intention to take any such actions, (vi) fail to publicly reaffirm its recommendation of this Agreement and the Stock Issuance within ten (10) Business Days of the Company’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Parent Stockholders Meeting) following the public announcement of any Acquisition Proposal (or any material amendment, including any change to the price or form of consideration); provided that the Company shall not be entitled to make such written request, and the Parent Board shall not be required to make such reaffirmation, more than once with respect to any particular Acquisition Proposal and each material modification thereof, or (vii) commit or agree to do any of the foregoing (each such action set forth in this Section 5.2(c) being referred to herein as an “Adverse Recommendation Change”).

(d)           Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Parent Termination Fee, if and as applicable, pursuant to Section 7.3).

(e)            In addition to Parent’s obligations set forth in the other provisions of this Section 5.2, Parent shall promptly (and in any event within twenty-four (24) hours of receipt) advise the Company in writing and orally in the event Parent or any of its Subsidiaries or Representatives receives (i) any credible indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that could reasonably be expected to lead to an Acquisition Proposal, or (iii) any proposal or offer that could reasonably be expected to lead to or that contemplates an Acquisition Proposal, in each case together with a description of the material terms and conditions of any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Parent shall keep the Company reasonably informed on a timely basis of the status and details (including, within twenty-four (24) hours after the occurrence of any material amendment, modification or development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written correspondence or other materials provided to or by Parent or any of its Representatives, and copies of all draft documentation provided to or by Parent or any of its Representatives.

(f)            If the Parent Board determines that any proposal would cease to be a Superior Proposal by virtue of the revisions proposed by the Company, Parent shall promptly (and in any event within twenty-four (24) hours of such determination) so advise the Company and the Company and Parent shall amend this Agreement to reflect such offer made by the Company, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(g)           The Parent Board shall promptly (and in any event within two (2) Business Days) reaffirm the Parent Recommendation without qualification by press release after it determines that any proposal regarding an Acquisition Proposal that is publicly announced or publicly disclosed does not constitute and would not reasonably be expected to lead to a Superior Proposal or the Parent Board determines that a proposed amendment to the terms of this Agreement or the Transactions as contemplated under Section 5.2(f) would result in such a proposal no longer being a Superior Proposal (and Parent shall provide the Company with a reasonably opportunity to review the form and content of any such press release and shall make reasonable amendments to such press release as requested by the Company and its outside legal counsel).

(h)           If Parent provides a Superior Proposal Notice or Intervening Event Notice to the Company on a date that is less than ten (10) Business Days before the Parent Stockholders Meeting, Parent shall either proceed with or shall postpone the Parent Stockholders Meeting, as directed by the Company acting reasonably, to a date determined by the Company that is not more than ten (10) Business Days after the scheduled date of the Parent Stockholders Meeting but in any event the Parent Stockholders Meeting shall not be postponed to a date which would prevent the First Merger Effective Time and Merger Effective Time from occurring on or prior to the Outside Date.

(i)             Each of Parent and the Company agrees that any violation of the restrictions set forth in this Section 5.2 by any Representative of such Party shall be deemed to be a breach of this Section 5.2 by such Party.

(j)             Each of Parent and the Company shall not, and shall cause their respective Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict such Party’s ability to comply with any of the terms of this Section 5.2, and each of Parent and the Company represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(k)            The Company shall cause the Consents to remain in full force and effect and not be rescinded, withdrawn or modified in any manner adverse to Parent.

(l)             Nothing in this Section 5.2 or elsewhere in this Agreement shall prohibit Parent from (i) taking and disclosing to the Parent Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; or (ii) making any disclosure to the Parent Stockholders that the Parent Board has reasonably determined in good faith in consultation with outside legal counsel is required by applicable securities laws or stock exchange rules; provided that this Section 5.2(l) shall not be deemed to affect whether any such disclosure in the foregoing clauses (i) or (ii), in and of itself, would otherwise be deemed to be an “Adverse Recommendation Change.”

(m)          For purposes of this Agreement:

(i)           “Acquisition Proposal” means with respect to Parent or the Company, any proposal or offer from any Person (or “group,” within the meaning of Section 13(d) of the Exchange Act, of persons) (other than a proposal or offer by Parent, the Company or any of their respective Affiliates as of the date hereof) with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (A) 20% or more of the consolidated assets of such Party (based on the fair market value thereof), (B) the assets of such Party and its Subsidiaries accounting for 20% or more of consolidated EBITDA of such Party during the prior 12 months or (C) 20% or more of the capital stock or voting power of such Party or any of its Subsidiaries, in each case other than the Transactions (except, in each case, for sales and dispositions of Hydrocarbons made in the ordinary course of business consistent with past practice).

(ii)          “Superior Proposal” means, any bona fide written Acquisition Proposal that did not result from a breach of Section 5.2 that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing or financing contingencies and the likely timing of closing, and the Person making the proposal, is more favorable to the Parent Stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including any binding adjustment to the terms and conditions proposed by the Company in writing in response to such proposal); provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “50% or more”; and

(iii)         “Intervening Event” means, a material event, fact, circumstance, development or circumstance that was not known or reasonably foreseeable to the Parent Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, fact, circumstance, development or circumstance, or any material consequence thereof, becomes known to the Parent Board, prior to the receipt of the Parent Stockholder Approval that does not relate to (A) an Acquisition Proposal, (B) any changes, in and of themselves, in the price of Parent Common Stock or debt securities issued by the Company (it being understood that the underlying facts giving rise or contributing to such change in price may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), (C) the fact that, in and of itself, Parent exceeds, or the Company fails to meet, any internal or published projections, estimates or expectations of Parent’s or the Company (as applicable) revenue, earnings or other financial performance or results of operations for any period (it being understood that the underlying facts giving or contributing to such exceeding (by Parent) or failure (by the Company), as applicable, may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition) or (D) any event, change, circumstance, development, condition, occurrence or effect with respect to the Company that does not amount to a Material Adverse Effect, individually or in the aggregate, with respect to the Company.

Section 5.3             Preparation of Proxy Statement; Stockholders Meeting.

(a)           As promptly as practicable after the date of this Agreement, (i) Parent and the Company shall use their respective reasonable best efforts to (i) prepare and cause to be filed with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the Parent Stockholders relating to the special meeting of Parent Stockholders (including any postponement or adjournment thereof, the “Parent Stockholders Meeting”) to be held to consider the approval of the Stock Issuance; and (ii) Parent shall use reasonable best efforts to commence broker searches at least twenty (20) Business Days prior to the record date for the Parent Stockholders Meeting (or such shorter period as the SEC or its staff confirms is acceptable) pursuant to Section 14a-13 of the Exchange Act in connection therewith. The Company and its counsel will be given a reasonable opportunity to review and comment on the Proxy Statement before it is filed with the SEC and Parent will consider reasonable changes suggested by the Company and its counsel in good faith. The Company and Parent shall each use their respective reasonable best efforts to provide all information related to themselves, their respective Subsidiaries and equityholders as may be required or reasonably requested by the other Party or as requested by the staff of the SEC to be included in the Proxy Statement, to cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff.

(b)           Each of Parent and the Company shall use its reasonable best efforts to obtain confirmation from the SEC or its staff, orally or in writing, that it does not have any further comments (or it does not intend to review) the Proxy Statement (“SEC Clearance”) as promptly as practicable after filing the Proxy Statement. Parent shall also use commercially reasonable efforts to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable federal securities law and applicable state securities or “blue sky” Laws in connection with the Stock Issuance and the Company shall furnish all information concerning the Company and its Subsidiaries as may be reasonably requested in connection with any such action. Parent shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Parent Stockholders as promptly as practicable after receiving SEC Clearance. No filing of, or amendment or supplement to, the Proxy Statement, or any response to comments from or other communication to the SEC with respect to the Proxy Statement, will be made by Parent or the Company, as applicable, without providing the other Party a reasonable opportunity to review and comment thereon. Parent will advise the Company promptly (and in any event, no less than twenty-four (24) hours) after it receives oral or written notice of SEC Clearance, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock or any oral or written request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly (and in any event, within twenty-four (24) hours of receipt) provide the Company with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If, at any time prior to the First Merger Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly (and in any event, within twenty-four (24) hours of discovery) notify the other Party and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to the Parent Stockholders; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any Party hereunder or otherwise affect the remedies available hereunder to any Party.

(c)            As promptly as practicable after Parent receives SEC Clearance, Parent shall duly call, give notice of, convene and hold the Parent Stockholders Meeting, for the purpose of obtaining the Parent Stockholder Approval, the approval of the amended and restated certificate of incorporation of Parent to increase the number of shares of Parent Common Stock authorized thereunder (the “Parent Charter Amendment”), and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith (the “Say-on-Pay Advisory Vote”); provided that the Parent Stockholder Approval shall not be conditioned on the approval of the Parent Charter Amendment or, if applicable, the results of the Say-on-Pay Advisory Vote. Such Parent Stockholders Meeting shall in any event be no later than thirty (30) calendar days after the date on which Parent receives SEC Clearance. Parent may postpone or adjourn the Parent Stockholders Meeting solely (i) with the prior written consent of the Company; (ii) (A) due to the absence of a quorum at the time the Parent Stockholder Meeting is otherwise scheduled (provided, that Parent shall use its reasonable best efforts to obtain such a quorum as promptly as practicable), (B) if Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to solicit additional proxies necessary for the Parent Stockholder Approval, whether or not a quorum is present; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Parent Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Parent Stockholders Meeting, or (D) to the extent such postponement or adjournment of the Parent Stockholders Meeting is required by an order issued by any court or other Governmental Entity of competent jurisdiction in connection with this Agreement; provided, (x) that Parent may not postpone or adjourn the Parent Stockholders Meeting pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 5.3(c) for a period exceeding twenty (20) Business Days without the prior written consent of the Company, and (y) if the Parent Stockholder Meeting is postponed, Parent shall reconvene the Parent Stockholder Meeting at the earliest practicable date on which the Parent Board reasonably expects to have sufficient affirmative votes to obtain the Parent Stockholder Approval. Notwithstanding the foregoing, Parent shall, at the request of the Company, to the extent permitted by Law, adjourn the Parent Stockholders Meeting to a date specified by the Company for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval; provided, that Parent shall not be required to adjourn the Parent Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten (10) Business Days. Except in the event of an Adverse Recommendation Change by Parent specifically permitted by Section 5.2(b), Parent, through the Parent Board, shall (i) recommend to its stockholders that they approve the Stock Issuance and (ii) include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing, Parent agrees that (x) except in the event of an Adverse Recommendation Change by Parent specifically permitted by Section 5.2(b), Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Stockholder Approval, and (y) Parent’s obligations pursuant to this Section 5.3(c) (including that Parent shall convene the Parent Stockholders Meeting for the purpose of obtaining the Parent Stockholder Approval) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

(d)           Parent shall not be in breach of this Section 5.3 to the extent the Company’s failure to deliver the Company 2023 Financials and any other Requisite Financial Statements that are required to be included in the Proxy Statement within the timeframes required by Section 5.20 resulted in Parent’s failure to meet its obligations under this Section 5.3.

Section 5.4             Access to Information; Confidentiality.

(a)           Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, afford to the other Party and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the First Merger Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, key personnel and records, in each case, solely for the purpose of furthering the Transactions or integration planning relating thereto, and, during such period, each such Party shall, and shall cause each of its Subsidiaries to, furnish promptly to the other Party a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and all other information concerning its business, properties and personnel as the other Party may reasonably request (including Tax Returns filed and those in preparation and the work papers of its auditors) solely for the purpose of furthering the Transactions or integration planning relating thereto; provided, however, that the foregoing shall not require any Party to disclose any information to the extent such disclosure would, in the good faith determination of the disclosing Party, contravene applicable Law, jeopardize any attorney-client or other legal privilege or breach any Contract existing as of the date of this Agreement. Each Party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All such information shall be held confidential in accordance with the terms of the applicable Confidentiality Agreement. No investigation pursuant to this Section 5.4 or information provided, made available or delivered to any Party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties. Notwithstanding the foregoing, no Party shall be permitted to perform any invasive testing, monitoring, or other investigations such as for sampling or analysis of any environmental media or operation of any equipment, without the prior written consent of the whichever Party owns the media or equipment to be tested.

Section 5.5             Reasonable Best Efforts.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using its reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties; (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities which are necessary, proper or advisable to consummate the Transactions, make all necessary registrations, declarations and filings and make all reasonable best efforts to obtain all approvals or waivers from, or to avoid any Proceeding by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice relating to the Transactions (which shall in any event be submitted to the applicable Governmental Entities within ten (10) Business Days of the date of this Agreement); and (iii) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of Parent and the Company shall furnish to the other Party such information as such other Party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and each shall consult with the other in connection with, any filings made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Parent and the Company shall keep one another reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written (or, in the case of oral communications, advise the other Party orally or in writing of) communications received by Parent and the Company, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to the Transactions, and shall provide the other Party and its counsel with the opportunity to participate in any meeting, teleconference or videoconference with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions. Notwithstanding anything to the contrary in this Agreement, Parent shall, upon reasonable consultation with the Company and in consideration of the Company’s views in good faith, control the defense of this Agreement and the Transactions before any Governmental Entity, and the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, any Governmental Entity regarding (A) the expiration or termination of any applicable waiting period relating to the Transactions under the HSR Act or any other antitrust Law or (B) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Entity, and each of Parent and the Company shall afford to each other a reasonable opportunity to participate therein and comply in all respects with this Section 5.5(a).

(b)           If either Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use its reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in compliance with such request; provided, further, that each Party shall each use reasonable best efforts to respond to any request for additional information or documentary material under the HSR Act as promptly as practicable. Subject to applicable laws or any request made by any applicable Governmental Entity (including the staff thereof), the Company and Parent shall each furnish to each other copies of all correspondence, filings (other than the notifications required under the HSR Act) and written communications between it and any such Governmental Entity with respect to this Agreement and the Transactions, and furnish the other Party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Entity; provided, that materials provided pursuant to this Section 5.5(b) may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual obligations, and (z) as necessary to address reasonable privilege or confidentiality concerns.

(c)            Notwithstanding anything herein to the contrary, Parent shall, and the Company agrees (if requested by Parent), and shall cause its Subsidiaries, as necessary, to cooperate with Parent to, take any and all action necessary, to (i) use reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing before the Outside Date, including without limitation defending through litigation on the merits (including appeal) any claim asserted in any court by any Person, and (ii) avoid or eliminate each and every impediment under applicable Laws so as to enable Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including by (w) agreeing or proffering to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or the Company or any of their respective Affiliates or, assuming the consummation of the Transactions, Parent or any of its Affiliates, (x) agreeing or proffering to limit in any manner whatsoever or not to exercise any rights of ownership of any securities, (y) agreeing to terminate any existing relationships, contractual rights or obligations of Parent, the Company, or any of their respective Affiliates or (z) entering into any agreement that in any way limits the ownership or operation of any business, properties or assets of Parent, the Company, or any of their respective Affiliates (provided, however, that any such action may, at the discretion of Parent, be conditioned upon consummation of the Transactions) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Transactions, or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Transactions, fails to do so by the Outside Date; provided, further, however, that, notwithstanding any other provision of this Agreement to the contrary, none of Parent or any of its Subsidiaries shall be required to take or agree to take any Divestiture Action in each case if such Divestiture Action would reasonably be expected to have a Regulatory Material Adverse Effect. For purposes of this Agreement, “Regulatory Material Adverse Effect” means an effect on the financial condition, business, operations, revenue or EBITDA of Parent, the Company and their respective Subsidiaries, taken as a whole, from and after the First Merger Effective Time that would be materially adverse to a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole as of the date of this Agreement. None of the Company nor any Parent Party nor its respective Subsidiaries and Affiliates shall enter into an agreement with a Governmental Authority to delay Closing for any period beyond the statutory HSR Act waiting period without the written consent of the other Party. Without limiting Parent’s obligations under this Section 5.5(c), the Company (i) shall not, and shall cause its Affiliates not to, offer, propose, agree to, or consent to effect any Divestiture Action without Parent’s prior written consent and (ii) at the written request of Parent, shall, and shall cause its Affiliates to, offer, propose, agree to, or consent to a Divestiture Action, provided that such Divestiture Action is conditioned on the occurrence of the Closing.

(d)           Between the date of this Agreement and the earlier of the First Merger Effective Time and the termination of this Agreement in accordance with Section 7.1, each Party shall not (and shall ensure that its Subsidiaries do not), consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to delay or prevent the consummation of the Transactions or increase the risk of not obtaining any action, consent, approval, registration, waiver, permit, authorization, order expiration or termination of waiting periods or other confirmations from any Governmental Entity that is a condition to the Closing pursuant to Section 6.1(b), in each case, other than in an immaterial manner.

Section 5.6             Takeover Laws. Each of Parent, the Parent Board, and the Company shall (a) take no action to cause any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (“Takeover Law”) to become applicable to this Agreement or the Transactions and (b) if any Takeover Law is or becomes applicable to this Agreement or the Transactions, take all reasonable action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement and the Transactions.

Section 5.7             Notification of Certain Matters. Each of Parent and the Company shall promptly notify the other Party of (a) any notice or other communication received by such Party from any Governmental Entity in connection with Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any other material notice or material communication from any Governmental Entity in connection with the Transactions and (c) any Proceeding commenced or, to such Party’s knowledge, threatened against, that questions the validity or legality of the Transactions or seeks damages in connection therewith; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 5.8             Indemnification, Exculpation and Insurance.

(a)           Parent shall, and shall cause the Surviving Company and each of its Subsidiaries (the Surviving Company and each of its Subsidiaries, together with their respective successors and assigns, the “Indemnifying Parties”) to, cause (i) any rights to indemnification, advancement of expenses or exculpation now existing in favor of the directors, officers, members and managers of the Company, the Managing Member or any of the Surviving Company’s Subsidiaries (the “Indemnified Parties” and, each, an “Indemnified Party”) as provided in their respective organizational documents or indemnification agreements, in effect as of the date of this Agreement, with respect to any matter occurring at or prior to the First Merger Effective Time (including the Transactions) and (ii) any indemnification or other similar agreements of the Company or any Subsidiary of the Company in effect as of the date of this Agreement to survive the Merger and continue in full force and effect for a period of six (6) years after the First Merger Effective Time. During such period, Parent will not, nor will it permit the Surviving Company or any of its Subsidiaries to, amend, repeal or otherwise modify such provisions for indemnification, advancement of expenses or exculpation in any manner that would materially and adversely affect the rights thereunder of any individual who at any time on or prior to the First Merger Effective Time was a director or officer of the Company, the Managing Member or any of the Surviving Company’s Subsidiaries with respect to any matter occurring at or prior to the Merger Effective Time (including the Transactions), unless such modification is required by Law; provided, however, that if any claim is asserted or made either prior to the First Merger Effective Time or within such six (6)-year period, all rights to indemnification, advancement of expenses or exculpation with respect to any such claim or claims will continue until a final non-appealable disposition, including a settlement, of any and all such claims.

(b)           Parent will cause to be put in place, and Parent shall fully prepay prior to the First Merger Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Merger Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Endeavor LP’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable in the aggregate as Endeavor LP’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Merger Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose (which current aggregate annual premium is hereby represented and warranted by the Company to be as set forth in Schedule 5.8(b) of the Company Disclosure Letter); and provided, further, that if the cost of such insurance coverage exceeds such amount, Parent shall cause the Surviving Company, or its applicable Subsidiary, to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           Without limiting the foregoing, from the Merger Effective Time until the sixth (6th) anniversary of the date on which the Merger Effective Time occurs, (i) Parent will cause the Surviving Company and each of Surviving Company’s Subsidiaries to the fullest extent permitted under applicable Law (but subject to any limitation imposed from time to time under applicable Law), indemnify and hold harmless each Indemnified Party in his or her capacity as an officer, director, member, manager, employee or agent of the Company, the Managing Member or any their respective Subsidiaries against any and all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Party as an officer, director, member, manager, employee or agent of the Company, the Managing Member or any of the Surviving Company’s Subsidiaries in connection with any pending or threatened Proceeding to the extent based on or arising out of the fact that such Indemnified Party is or was an officer, director, member, manager, employee or agent of the Company, the Managing Member or any the Surviving Company’s Subsidiaries at or prior to the First Merger Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the First Merger Effective Time, whether asserted or claimed at any point prior to, at or after the First Merger Effective Time, including any such matter arising under any claim with respect to the transactions contemplated hereby, (ii) the Indemnifying Parties will, to the fullest extent permitted under applicable Laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by any Indemnified Party in connection with matters for which such Indemnified Parties are eligible to be indemnified pursuant to this Section 5.8(c) within fifteen (15) days after receipt by the Surviving Company of a written request for such advance, subject to the execution by such Indemnified Parties of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified and (iii) each Indemnified Party will be entitled to retain his or her own counsel if there is a conflict of interest (whether actual or reasonably perceivable) between the Indemnified Party and the Indemnifying Party whether or not the Surviving Company elects to control the defense of any such Proceeding. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Company nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Proceeding for which indemnification may be sought by an Indemnified Party pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from any and all liability arising out of such Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Party complies or complied with any applicable standard required for indemnification will be made by independent legal counsel selected by the Surviving Company (which counsel will be reasonably acceptable to such Indemnified Party), the fees and expenses of which will be paid by the Surviving Company. The Surviving Company shall not be liable for any settlement effected without its prior written consent (not to be unreasonably withheld, conditioned or delayed).

(d)           In the event that an Indemnifying Party (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, such Indemnifying Party will cause proper provision to be made so that the successors and assigns of such Indemnifying Party assume the obligations, including with respect to indemnification, advancement of expenses and exculpation, set forth in this Section 5.8 unless such result occurs by operation of Law.

(e)            The obligations of the Indemnifying Parties pursuant to this Section 5.8 will be joint and several.

(f)             The provisions of this Section 5.8 shall survive consummation of the Transactions and (i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, and his or her heirs, successors, assigns and Representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by Contract or otherwise.

(g)           Unless required by applicable Law, this Section 5.8 may not be amended, altered or repealed after the First Merger Effective Time in such a manner as to adversely affect the rights of any Indemnified Parties or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Party.

Section 5.9             Certain SEC Matters.

(a)            If requested in writing by the Company, which such request may be made by the Company no later than ten (10) Business Days prior to the Closing Date, Parent shall cooperate with the Company and the Company’s advisors to file a registration statement in accordance with the Securities Act to register the Common Stock Consideration, which such registration statement shall be: (i) if Parent is then eligible to file an Automatic Shelf Registration Statement, an Automatic Shelf Registration Statement on Form S-3, which shall be filed by Parent with the SEC no later than five (5) Business Days after the Closing Date; (ii) if Parent is not then eligible to file an Automatic Shelf Registration Statement but is eligible to file a registration statement on Form S-3, a registration statement on Form S-3, which shall be filed by Parent with the SEC no later than five (5) Business Days after the Closing Date; and (iii) if Parent is not then eligible to file a registration statement on Form S-3, a registration statement on Form S-1, which shall be filed by Parent with the SEC no later than thirty (30) Business Days after the Closing Date. Parent may satisfy its obligations with respect to the filing of any shelf registration statement by filing with the SEC a prospectus supplement under a “universal” or other shelf registration statement of Parent that also registers sales of securities for the account of Parent or other holders. Notwithstanding the filing of any such registration statement, unless otherwise determined by Parent, the Common Stock Consideration shall be subject to the restrictions in the Stockholders Agreement.

(b)           Prior to the Closing, Parent shall use its commercially reasonable efforts to not take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent to be ineligible to file an Automatic Shelf Registration Statement on Form S-3.

(c)          Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as the Common Stock Consideration to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the First Merger Effective Time.

Section 5.10           Certain Tax Matters.

(a)            Tax Returns. The Company Representative shall have exclusive control over the preparation of all Pass-Through Tax Returns of the Company and its Subsidiaries for all Tax periods that end on or prior to December 31, 2023, including any amended Pass-Through Tax Returns (“Company Representative Tax Returns”). The Company Representative shall provide Parent drafts of any Company Representative Tax Returns filed or required to be filed after the Closing Date at least thirty (30) days prior to the filing of such Tax Returns for Parent’s review and shall consider in good faith Parent’s reasonable comment thereto. The Company Representative shall cause any Company Representative Tax Returns prepared and finalized hereunder to be timely filed.

(b)           Tax Cooperation. The Parent Parties and the Company Representative shall reasonably cooperate as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns (including any amended Pass-Through Tax Returns) and any Tax Proceeding with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company or its Subsidiaries; provided, for the avoidance of doubt, that the Parent Parties’ reasonable cooperation shall include the signing of any Company Representative Tax Returns prepared and finalized by the Company Representative pursuant to Section 5.10(a) after the Closing Date. The Parent Parties and the Company Representative shall cooperate (and cause their Affiliates to cooperate) in all reasonable respects with each other in the conduct of any Tax Proceeding. Without limitation on the foregoing, the Parties shall comply with the provisions of Schedule 5.10(b) of the Company Disclosure Letter.

(c)           Post-Closing Actions. Unless required by applicable Law or except as set forth below, no amended Pass-Through Tax Return with respect to a Tax period (or portion thereof) ending on or prior to January 1, 2024 shall be filed by or on behalf of a the Company or any of its Subsidiaries without the prior written consent of Company Representative (such consent not to be unreasonably withheld, conditioned, or delayed).

(d)          Tax Proceedings. In the event the Company or any of its Subsidiaries receives written notice of any Tax Proceeding with respect to Taxes relating to a Pass-Through Tax Return (each, a “Pass-Through Tax Proceeding”), Parent shall promptly notify the Company Representative of such Pass-Through Tax Proceeding, stating the nature and basis of such Pass-Through Tax Proceeding, and shall forward to the Company Representative all documentation received from the applicable taxing authority with respect thereto. Except as set forth on Schedule 5.10(d) of the Company Disclosure Letter, the Company Representative shall control (with representatives of its choosing), at its own expense, any Pass-Through Tax Proceeding; provided that (i) Parent shall be kept fully informed as to the conduct of such Pass-Through Tax Proceeding, (ii) Parent shall have the right to participate in any such Pass-Through Tax Proceeding with counsel of its own choosing at its own expense, and (iii) the Company Representative shall not settle or compromise any such Pass-Through Tax Proceeding without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

(e)           Reorganization Treatment.

(i)           Each of the Company, the Company Representative and the Parent Parties will (i) use its reasonable best efforts to cause the Merger to qualify, and (ii) not take (and will prevent any Affiliate of such Party from taking), or knowingly fail to take any actions, which action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying, in each case, for the Reorganization Treatment. Each of the Company and the Parent Parties shall take the position and report the Merger as qualifying for the Reorganization Treatment, unless a contrary position is required by a final “determination” within the meaning of Section 1313(a) of the Code.

(ii)          Each of the Company Representative, the Company, and the Parent Parties will, upon request by the other, use reasonable best efforts and reasonably cooperate with one another in connection with the issuance of the Tax Opinion of Tax Counsel (each as defined in Section 6.3(e)) or any similar opinion required in connection with obtaining SEC Clearance, including by delivering to Tax Counsel in connection with Closing the applicable certificate (dated as of the Closing Date and signed by an officer of the Company or Parent, as applicable), in form and substance consistent with the applicable certificate attached hereto as Exhibits E-1 (in the case of the Company) and E-2 (in the case of Parent) (such certificates, the “Representation Letters”, the Company’s certificate, the “Company Representation Letter,” and Parent’s certificate, the “Parent Representation Letter”). Each of Parent and the Company shall use its reasonable best efforts not to, and not permit any Affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the form of Representation Letters attached hereto as Exhibits E-1 and E-2, as the case may be. In the event that any modification of this Agreement prohibits the application of the “Signing Date Rule” as defined in Rev. Proc. 2018-12 (based the date hereof), the Company Representative, the Company and the Parent Parties shall use reasonable best efforts to agree to such changes to Section 4 of the Company Representation Letter and the Parent Representation Letter that may be required in connection with such modification.

(iii)          Each of the Company, the Company Representative and the Parent Parties will notify the other Party promptly after becoming aware of any reason to believe that the Merger may not qualify for the Reorganization Treatment.

(iv)         This Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

(f)            Each of the Company Representative, the Company, and the Parent Parties acknowledge and agree that for purposes of determining whether the Merger satisfies the “continuity of interest” requirement under Treasury Regulations Section 1.368-1(e) (barring a modification of this Agreement after the date hereof that, pursuant to Treasury Regulations Section 1.368-1(e)(ii)(B), requires otherwise), the value of Parent Common Stock to be received by the holders of Company Interests pursuant to the Merger is intended to be determined by applying the “Signing Date Rule” as defined in Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”). For this purpose, the Parties intend to apply the Average of the Average High-Low Daily Prices safe harbor valuation method as set forth in Section 4.01(2) of Rev. Proc. 2018-12, with a Measuring Period that includes the thirty-five consecutive trading days ending on the last trading day prior to the date hereof (the “Pre-signing Date” within the meaning of Rev. Proc. 2018-12). For purposes of Rev. Proc. 2018-12, the “specified exchange” for the purpose of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be the Nasdaq, and the “authoritative reporting source” for the purpose of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be Bloomberg L.P. Each of the Company Representative, the Company, and the Parent Parties further agree that the valuation of Parent Common Stock by reference to the methodology described herein is intended to qualify for the “Safe Harbor Valuation Method” within the meaning of Section 4.01(2) of Rev. Proc. 2018-12 and none of the Company Representative, the Company or the Parent Parties shall take any position for Tax purposes inconsistent therewith, unless a contrary position is required by a final “determination” within the meaning of Section 1313(a) of the Code.

Section 5.11           Public Announcements. Each of the Parties shall, and each will cause its Representatives to, consult with the other Parties before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the Transactions and shall not issue any such press release or make any public announcement without the prior written approval of the other Parties (which approval may not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that, notwithstanding the foregoing, a Party may, without the prior approval of the other Parties or providing the other Parties the opportunity for such consultation and review, issue a press release or make a public statement that is consistent with prior press releases or public statements made in compliance with this Section 5.11 or any communication plan or strategy previously agreed to by Parent and the Company. The initial press release of the Parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed. For the avoidance of doubt, nothing in this Section 5.11 shall (i) prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the Transactions, or (ii) be deemed to restrict the ability of any Party to communicate to its employees or Representatives in a manner that would not reasonably be expected to require public disclosure by the disclosing Party. Parent shall not be required by any provision of this Agreement to consult with or obtain any approval from the Company with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change, other than as set forth in and subject to compliance with Section 5.2.

Section 5.12           Section 16 Matters. Prior to the First Merger Effective Time, Parent shall take all such steps as may be necessary or appropriate to cause the Transactions, acquisitions of equity securities of Parent (including derivative securities) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13           Employee and Employment Benefit Matters.

(a)           For a period of at least one (1) year following the First Merger Effective Time, Parent shall cause each individual who is employed by the Company or any of its Subsidiaries immediately prior to the First Merger Effective Time and who continues employment with Surviving Company or any of its or their Subsidiaries as of the Closing Date (each, a “Company Employee”) to be provided with (i) an annual base salary or wage rate that is no less favorable than the annual base salary or wage rate in effect for such Company Employee immediately prior to the First Merger Effective Time, (ii) health, paid time off and retirement benefits that are no less favorable, in the aggregate, than the health, paid time off and retirement benefits provided to similarly situated employees of Parent, and (iii) target short-term and target long-term incentive compensation opportunities that are each substantially comparable to those provided to similarly situated employees of Parent; provided, however, Parent shall provide for the payments set forth on Schedule 5.13(a) of the Company Disclosure Letter. From and after the First Merger Effective Time, Parent shall cause the Surviving Company (or a Subsidiary thereof), to continue and honor its obligations under all employment, severance, change in control and other agreements, if any, between the Surviving Company (or a Subsidiary thereof) and each individual who is employed by the Company or any of its or their Subsidiaries immediately prior to the First Merger Effective Time.

(b)           For purposes of eligibility to participate, vesting and calculation of vacation or severance benefit entitlements (but not for any purposes with respect to defined benefit pension benefits or post-employment retiree welfare benefits) with respect to the Parent Benefit Plans providing benefits to any Company Employee after the Closing Date, each Company Employee’s years of service with the Company or any of its Subsidiaries (or any predecessor employer of an employee of the Company or any of its or their Subsidiaries, to the extent service with such predecessor employer is recognized by the Company or the applicable Subsidiary as of the date of this Agreement) prior to the First Merger Effective Time shall be treated as service with Parent or its Subsidiaries; provided, however, that such service need not be recognized (A) to the extent that such recognition would result in any duplication of benefits for the same period of service, (B) to the extent that such service is not recognized by the Company or any of its Subsidiaries, as applicable, under any applicable Company Benefit Plan in which the Company Employee was eligible to participate prior to the First Merger Effective Time or (C) under any benefit plan that is a frozen plan or provides grandfathered benefits.

(c)            For purposes of each benefit plan of Parent or its Subsidiaries in which any Company Employee is eligible to participate after the First Merger Effective Time, Parent shall use commercially reasonable efforts to (i) cause all pre-existing condition exclusions, waiting periods, evidence of insurability and actively-at-work requirements to be waived for each Company Employee and their covered dependents, to the extent such conditions were waived under the comparable Company Benefit Plan in which such Company Employee participated immediately prior to the Closing Date and (ii) give full credit for all co-payments, coinsurance, maximum out-of-pocket requirements and deductibles to the extent satisfied in the plan year in which the First Merger Effective Time occurs as if there had been a single continuous employer.

(d)           Effective as of the day prior to the First Merger Effective Time but contingent upon the Closing, the Company shall cause to be approved resolutions terminating the Endeavor Energy Resources, L.P. 401(k) Plan (the “Company 401(k) Plan”) unless Parent provides written notice to the Company that the Company 401(k) Plan shall not be terminated. Unless Parent provides such written notice to the Company, the Company shall provide Parent with the form and substance of any applicable resolutions or amendments for review and approval and shall reflect all reasonable comments of Parent thereon, and shall provide Parent with evidence that the Company 401(k) Plan has been terminated. Effective as soon as administratively practicable following the Closing, each Company Employee shall be eligible to participate in a tax-qualified defined contribution plan established or designated by Parent (the “Parent 401(k) Plan”), subject to the terms and conditions of the Parent 401(k) Plan. As soon as practicable after the Closing and to the extent not prohibited under applicable Law, Parent shall take commercially reasonable efforts to facilitate and effect an eligible rollover distribution (inclusive of any employee loan) for each Company Employee who elects to rollover his or her full account balance in the Company 401(k) Plan to the Parent 401(k) Plan.

(e)           At least five (5) days prior to the Closing Date, (i) the Company shall submit for approval by the Company Holders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments that could reasonably be expected to constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”) on behalf of each “disqualified individual” (as defined in Section 280G of the Code and the regulations promulgated thereunder) and which are irrevocably waived by such individual under clause (ii) hereof, (ii) prior to the distribution of the 280G Stockholder Vote materials, the Company shall obtain an irrevocable waiver of the right to any Parachute Payment (in the absence of the 280G Stockholder Vote) from each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) whose Parachute Payments would be subject to the 280G Stockholder Vote, and (iii) the Company shall have delivered to Parent complete copies of all disclosure and other related documents that will be provided to the Company Holders in connection with the 280G Stockholder Vote in a manner providing Parent with sufficient time to review and comment thereon (but with at least five (5) Business Days), and shall reflect all reasonable comments of Parent thereon. In the event Parent or any of its Affiliates enters into any agreement, contract, arrangement or plan with any employee of the Company or any of its Subsidiaries, Parent shall provide, or cause to be provided, the Company with a copy of such agreement, contract, arrangement or plan no later than ten (10) Business Days prior to the Closing.

(f)            This Section 5.13 shall be binding upon and shall inure solely to the benefit of each of the Parties, and nothing in this Section 5.13, express or implied, (i) is intended to confer upon any other Person (including any current or former directors, officers, consultants or employees of the Company or any of its Subsidiaries, Parent and its Subsidiaries or, on or after the First Merger Effective Time, the Surviving Company or any of its Subsidiaries, or any beneficiaries or dependents thereof) any rights or remedies of any nature whatsoever, including any third party beneficiary rights, (ii) is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of Parent, the Company, Merger Sub I, Merger Sub II or any respective Subsidiary thereof, including any Company Benefit Plan or Parent Benefit Plan, (iii) confers upon any Company Employee any right to continue in the employ of Parent or any of its Subsidiaries, or obligates Parent or any of its Subsidiaries to retain the employment of any particular employee of the Company or any of its Subsidiaries, including any Company Employee, following the First Merger Effective Time, or (iv) prevents Parent, the Company, Merger Sub I, Merger Sub II or any respective Subsidiary thereof from terminating any Company Benefit Plan or Parent Benefit Plan in accordance with its terms.

Section 5.14           Delivery of Written Consents. Concurrently with the execution of this Agreement, Parent will, in accordance with applicable Law and the Parent Organizational Documents, in its capacity as the sole member of Merger Subs, deliver to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Merger Subs.

Section 5.15           Obligations of Parent and Merger Subs. Parent shall take all action necessary to cause the Merger Subs and the Surviving Company to perform their respective obligations under this Agreement.

Section 5.16           Stockholders Agreement. At the Closing, Parent shall enter into, and the Company and the Company Representative shall cause the Company Holders to enter into, the Stockholders Agreement in the form of Exhibit A (the “Stockholders Agreement”), to be effective as of the Closing.

Section 5.17           Payoff Letters. The Company shall, at Parent’s expense, use reasonable best efforts to obtain and deliver to Parent (x) at least five (5) Business Days prior to Closing, a draft of, and (y) prior to or at Closing, a customary payoff letter in respect of the Existing Credit Agreement (the “Debt Payoff Letter”), which Debt Payoff Letter shall (A) indicate (1) the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to the Existing Credit Agreement as of the Closing Date (the “Payoff Amount”) and (2) all letters of credit outstanding under the Existing Credit Agreement (with respect to which the Company will assist with the migration, cash collateralization, backstopping, or other treatment determined by Parent) and (B) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and Encumbrances in connection therewith on the assets of the Company or any of its Subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time.

Section 5.18           Treatment of Existing Notes.

(a)            The Company shall, at Parent’s expense, (i) cause the Issuers to issue a notice of conditional optional redemption (the “Redemption Notice”) in the time periods proscribed by the Existing Notes and the Existing Note Indenture to the holders of the Existing Notes to redeem all or a portion of the outstanding aggregate principal amount of the Existing Notes pursuant to the redemption provisions of the Existing Notes and the Existing Notes Indenture (the “Notes Redemption”) and (ii) take, and cause the Issuers to take, any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of the Existing Notes pursuant to the satisfaction and discharge provisions of the Existing Notes Indenture and the other applicable provisions of the Existing Notes and the Existing Notes Indenture (the “Satisfaction and Discharge”). The Company shall promptly prepare all necessary and appropriate documentation in connection with the Notes Redemption or the Satisfaction and Discharge, including the Redemption Notice, opinions and other related documents (collectively, the “Discharge Documents”), provide Parent with a reasonable opportunity to review and comment on the Discharge Documents and include any proposed changes reasonably requested by Parent thereon. For the avoidance of doubt, nothing in this Section 5.18(a) shall obligate the Company to fund or set aside funds for the redemption, satisfaction or discharge of the Existing Notes or to take any action that is not at the expense of Parent.

(b)           The Notes Redemption and/or the Satisfaction and Discharge pursuant to the foregoing Section 5.18(a) is referred to as a “Discharge” of the Existing Notes. Notwithstanding anything herein to the contrary, in no event shall this Section 5.18(b) require the Company to cause the Discharge of the Existing Notes to be effective unless and until the Closing has occurred and Parent has provided or caused to be provided, on behalf of the Company in accordance with the applicable payment instructions provided by the Company to Parent and Section 5.18(c) hereof, to the trustee under the Existing Notes Indenture sufficient funds to pay in full the amount required for the Discharge of the Existing Notes (including principal, premium, if any, and accrued and unpaid interest, if any, with respect to the Existing Notes), and any other amounts to pay in full and terminate, the Existing Notes Indenture.

(c)           Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket Expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the actions of the Company, its Subsidiaries and their respective Representatives contemplated by Section 5.17 and this Section 5.18 and (ii) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages or Expenses suffered or incurred by any of them in connection with the actions of the Company, its Subsidiaries and their respective Representatives contemplated by Section 5.17 and this Section 5.18 and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of (i) the bad faith, gross negligence or willful misconduct of the Company or any of its Subsidiaries or their respective Representatives, (ii) the material breach of this Agreement by the Company or the Company Representative or (iii) any material misstatement in, or omission from, information provided in writing hereunder by the Company or any of its Subsidiaries or their respective Representatives for use in connection herewith.

Section 5.19           Financing .

(a)           On or prior to the First Merger Effective Time, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain, or cause its Subsidiaries, as applicable, to obtain, funds sufficient to fund the Debt Financing Amounts by the First Merger Effective Time. In furtherance and not in limitation of the foregoing, Parent undertakes not to agree to (i) any amendment without the consent of the Company (x) to the Debt Commitment Letter that would reduce the amount of the Debt Financing provided thereunder to an amount less than Parent would need, together with all other sources of funding available to them, to fund the Debt Financing Amounts by the First Merger Effective Time or (y) to the conditions to the funding of the Debt Financing thereunder in a manner that would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated hereby or (ii) the termination of the Debt Commitment Letter to the extent doing so would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated hereby, including the ability of Parent to timely pay all or a portion of the Cash Consideration and to timely pay other amounts payable under or in connection with this Agreement. In the period between the date of this Agreement and the First Merger Effective Date, Parent shall (A) reasonably promptly upon request from the Company, provide the Company updates about the preparation of the financing of the Transactions and (B) promptly inform the Company after becoming aware of any circumstance or event which would reasonably be expected to prevent or materially impede or delay Parent’s ability to obtain funds sufficient to fund the Debt Financing Amounts by the First Merger Effective Time. Without prejudice to Parent’s contractual responsibility to pay the Cash Consideration when due and to pay any other amounts due and payable under or in connection with this Agreement, the Company hereby acknowledges and agrees that, to the extent other financing (or financing commitments) is available to Parent to timely pay the Debt Financing Amounts, Parent may finance the Debt Financing Amounts using such other financing (or financing commitments) or a portion thereof.

(b)           Until the earlier of the First Merger Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall (i) use reasonable best efforts to provide, (ii) cause its Subsidiaries to use reasonable best effort to provide and (iii) use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to use reasonable best efforts to provide, such cooperation, at Parent’s sole cost and expense, as may be reasonably requested by Parent in connection with the Debt Financing or any other financing of Parent in connection with the Merger (collectively, the “Financing”). Without limiting the generality of the foregoing sentence, until the earlier of the First Merger Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall cause its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to:

(i)           use reasonable best efforts to, upon reasonable advance notice and at mutually agreeable times and locations, participate in a reasonable number of bank meetings, due diligence sessions, lender presentations, drafting sessions, road shows and similar presentations and sessions to and with the financing sources and rating agencies, as applicable, including direct contact between senior management and the other Representatives of the Company, on the one hand, and the financing sources and ratings agencies, as applicable, on the other hand,

(ii)          use reasonable best efforts to furnish Parent with such customary historical financial and other factual information (that is, in the case of financial statements, readily available to, and in the form customarily prepared by, the Company and its Subsidiaries) regarding the Company and its Subsidiaries as may be reasonably requested by Parent and is customarily provided in connection with financings of the type contemplated by any Financing or reasonably necessary for the completion of such Financing,

(iii)         use reasonable best efforts to provide to Parent and its financing sources at least three (3) Business Days prior to the Closing Date all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations to the extent reasonably requested in writing by Parent at least ten (10) Business Days prior to the Closing,

(iv)         provide the historical financial statements of the Company and its Subsidiaries required by paragraph (iii) of Exhibit B of the Debt Commitment Letter,

(v)          provide customary authorization letters and management representation letters in connection with any Financing,

(vi)         use reasonable best efforts to facilitate the execution and delivery at the First Merger Effective Time of definitive and ancillary documents, if any, required in connection with or reasonably related to the Financing, and

(vii)        use reasonable best efforts to assist Parent in preparing customary offering memoranda, rating agencies presentations, lender presentations, prospectuses and other similar documents in connection with any Financing.

Parent shall be permitted to disclose confidential information to any parties providing any Financing, rating agencies and prospective lenders during syndication of such Financing, subject to such parties providing commitments, rating agencies and prospective lenders entering into customary confidentiality undertakings for a syndication with respect to such information. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)           Notwithstanding anything in this Agreement to the contrary, nothing in Section 5.19(b) or Section 5.20(a) through (d) shall require (i) the Company, its Subsidiaries or any of their respective Representatives to execute or enter into any certificate (including with respect to solvency), instrument, agreement or other document in connection with any Financing which will be effective prior to the First Merger Effective Time (excluding any customary authorization and management representation letters contemplated by Section 5.19(b)(v) (provided that such customary authorization letters (or the bank information memoranda in which such letters are included) shall include customary language that exculpates the Company, each of its Subsidiaries and its and their respective Representatives from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith)), (ii) cooperation or other actions or efforts on the part of the Company, any of its Subsidiaries, or any of their respective Representatives, in connection with any Financing to the extent, in the Company’s reasonable judgement (and in the case of the following clauses (B) and (C), after consultation with its outside legal counsel), it would (A) interfere unreasonably with the business or operations of the Company or its Subsidiaries, (B) subject any director, manager, officer or employee of the Company or any Subsidiary thereof to personal liability or (C) result in a failure of any condition to the obligations of the parties hereto to consummate the Transactions, (iii) the Company or any of its Subsidiaries or any of their respective Representatives to pay any commitment or other fee, incur or reimburse any costs or expenses or incur any other liability or give any indemnities in connection with any Financing that is not reimbursed by Parent, (iv) the board of directors or similar governing body of the Company or any of its Subsidiaries, prior to the First Merger Effective Time, to adopt resolutions, execute any consents or otherwise take any corporate or similar action which will be effective prior to the First Merger Effective Time, approving, or otherwise approve, the agreements, documents or instruments pursuant to which any Financing is made, (v) the Company and its Subsidiaries to provide any access or information if doing so would (in the case of the following clauses (A) and (B), in the Company’s reasonable judgement after consultation with its outside legal counsel) (A) reasonably be expected to violate any fiduciary duty, applicable Law or Company Material Contract to which the Company or such Subsidiary is party, (B) reasonably be expected to result in the loss of the ability to successfully assert attorney-client, work product or similar privileges or (C) violate any Company policies regarding access to such books, Contracts and records or jeopardize the health and safety of any employee, independent contract or other agent of the Company or any of its Subsidiaries; provided, that the Company and its Subsidiaries shall, in the case of clauses (A) through (C), use reasonable best efforts to make appropriate substitute arrangements under circumstances in which the foregoing restrictions do not apply and provide such information or access to the maximum extent possible without running afoul the foregoing restrictions, (vi) the Company or its Subsidiaries to deliver or cause the delivery of any legal opinions or reliance letters in connection with any Financing (excluding any customary authorization and management representation letters contemplated by Section 5.19(b)(v) (provided that such customary authorization letters (or the bank information memoranda in which such letters are included) shall include customary language that exculpates the Company, each of its Subsidiaries and its and their respective Representatives from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith)) which will be effective prior to the First Merger Effective Time, (vii) cooperation that would violate, or result in the waiver of any benefit under, this Agreement, any other Company Material Contract (not entered in contemplation hereof) or any Law to which Company, any of its Subsidiaries, or any of their respective Representatives, is a party or subject or (viii) the Company or any of its Subsidiaries or any of their respective Representatives to prepare or provide (and Parent shall be solely responsible for) (A) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments in each case giving effect to the transactions desired to be incorporated into any pro forma financial information in connection with any Financing, (B) any description of all or any component of any Financing, or (C) projections or other forward-looking statements relating to all or any component of any Financing. Parent shall be responsible for all fees and expenses related to any Financing, including the compensation of any contractor or advisor of Parent or the Company directly related to actions taken pursuant to this Section 5.19. Accordingly, notwithstanding anything to the contrary herein, Parent shall promptly, upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented compensation or other fees of any contractor or advisor) incurred in connection with the Financing incurred by the Company and its Subsidiaries and their respective Representatives in connection with the Financing, including the cooperation of the Company and the Subsidiaries thereof contemplated by this Section 5.19, and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, judgments, obligations, causes of action, payments, charges, fines, assessments and costs and expenses (including reasonable attorneys’ fees, legal and other expenses incurred in connection therewith) suffered or incurred by any of them in connection with this Section 5.19, the arrangement of the Financing or any information used in connection therewith, in each case, except to the extent suffered or incurred as a result of (i) the gross negligence, bad faith or willful misconduct by the Company or any of its Subsidiaries or, in each case, their respective Representatives, (ii) the material breach of this Agreement by the Company or the Company Representative or (iii) any material misstatement in, or omission from, information provided in writing hereunder by the Company or any of its Subsidiaries or their respective Representatives for use in connection herewith or with the Financing.

(d)           Parent, Merger Sub I and Merger Sub II each acknowledge and agree that obtaining Debt Financing is not a condition to the First Merger Effective Time.

(e)            Subject to Section 5.19(b), all non-public or other confidential information provided by the Company to Parent or its Affiliates pursuant to this Section 5.19(a) shall be kept confidential in accordance with the Confidentiality Agreement. The Company agrees that any financing source of Parent is to be treated as a “Representative” as defined in the Confidentiality Agreement.

(f)             Notwithstanding anything in this Agreement to the contrary, the Company’s breach of this Section 5.19 or Section 5.20 will not be asserted as the basis for (A) any conditions set forth in Article VI to consummate the Merger having not been satisfied or (B) the termination of this Agreement pursuant to Article VII, in each case,  unless such breach is (x) a Willful and Material Breach that (y) causes the conditions in clause (iii) of Exhibit B of the Debt Commitment Letter (or substantially similar conditions in any replacement to such Debt Commitment Letter described below) to not be satisfied solely as they relate to the Company and is (z) the primary cause of Parent being unable to obtain the proceeds of (I) the Debt Financing at or prior to the First Merger Effective Time (such breach by the Company, a “Company Debt Breach”) or (II) any replacement to the Debt Financing that is required for any reason other than Parent’s breach of any obligations related to the Debt Financing or Parent’s failure to satisfy any of the conditions related thereto (it being understood that if, and only if, the Company’s Debt Breach caused Parent’s breach or Parent’s failure to satisfy any of the conditions related thereto, Parent shall be deemed not to be in breach and shall be deemed not to have failed to satisfy any of the conditions related thereto for the purposes of clause (II) in this Section 5.19(f)).

Section 5.20           Cooperation Regarding Financial Information.

(a)            During the period beginning on the date of this Agreement and ending on the Closing (the “Cooperation Period”), the Company shall reasonably cooperate with Parent and its Representatives as is reasonably requested by Parent with reasonable prior notice, at Parent’s sole cost and expense, in connection with the preparation by Parent of any statements, forms, schedules, reports or other documents filed or furnished with the SEC or any other Governmental Authority as are required of Parent under applicable Laws, which involve or otherwise incorporate financial information of the Company. In addition, during the Cooperation Period, the Company shall prepare or cause to be prepared and delivered to Parent (i) (A) the audited consolidated balance sheet and related consolidated statement of income, changes in equity and cash flows of the Company as of and for the fiscal year ended December 31, 2023 (which shall include the related notes thereto, including unaudited supplemental oil and gas disclosures, in each case in accordance with SEC requirements), and (B) the reserve report of the Company as of December 31, 2023 prepared by Company Independent Petroleum Engineers in accordance with SEC requirements, in each case of this clause (i), as reasonably practicable and, in any event, no later than fifteen (15) Business Days after the date of this Agreement (the financial statements in this clause (i), the “Company 2023 Financials”); (ii) the unaudited consolidated balance sheet and related statements of income, changes in equity and cash flows of the Company for each financial quarter, as soon as reasonably practicable following the end of such quarter and, in any event, no later than 45 days after end of such quarter; and (iii) (A) the audited consolidated balance sheet and related consolidated statement of income, changes in equity and cash flows of the Company as of and for the fiscal year ended December 31, 2024 (which shall include the related notes thereto, including unaudited supplemental oil and gas disclosures, in each case in accordance with SEC requirements), and (B) the reserve report of the Company as of December 31, 2024 prepared by Company Independent Petroleum Engineers in accordance with SEC requirements, in each case of this clause (iii), as soon as reasonably practicable following the end of such fiscal year and, in any event, no later than sixty (60) days after the date of such year (all such financial statements, the “Requisite Financial Statements”).

(b)           During the Cooperation Period, subject to applicable Law, the Company shall provide, upon reasonable advance notice and in compliance with Section 5.4(a) hereof in all respects, Parent and its Representatives reasonable access during normal business hours to such historic financial statements, records (to the extent such information is available) (other than any of the foregoing that relate to the negotiation and execution of this Agreement or the process that led to the negotiation and execution of this Agreement), and personnel of the Company and its Subsidiaries’ accounting firms as Parent may reasonably request to enable Parent and its Representatives, to confirm the accuracy of any of the Requisite Financial Statements; provided, that any such access shall be conducted at Parent’s expense, under the supervision of appropriate personnel of the Company or its applicable Subsidiaries and in such a manner as not to interfere unreasonably with the normal business or operations of the Company or any of its Subsidiaries.

(c)           During the Cooperation Period, the Company shall reasonably cooperate with Parent and provide such records, documents and financial and pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or its Representatives to prepare all pro forma financial statements required to be included pursuant to Regulation S-X or Regulation S-K (including as may be required for a registered public offering of debt or equity (or equity-linked) securities) in any statements, forms, schedules, reports or other documents filed or furnished by Parent with the SEC.

(d)           During the Cooperation Period, the Company shall request its independent auditors and reserve engineers to (i) provide customary “comfort letters” (including customary “negative assurance” comfort), reports, letters and consents, including issuing any customary representation letters in connection therewith to each such auditor or reserve engineer, to any underwriter, placement agent or purchaser in a securities offering by Parent or its Affiliates and consent to the inclusion or incorporation by reference of its audit opinion or report with respect to any audited financial statements or reserve information of the Company, as applicable, (ii) provide their written consent for the inclusion or incorporation by reference of such financial statements or reserve information (and any applicable audit opinion or report) in any filing with the SEC of Parent or any of its Affiliates, including in any registration statement or prospectus used by Parent, (iii) provide their written consent to be named an expert in any offering memorandum, private placement memorandum, registration statement or prospectus used by Parent or its Affiliates, (iv) provide access to Parent and their Representatives to the work papers of the Company’s independent auditors and reserve engineers and (v) provide cooperation reasonably requested by Parent in connection with the Financing (including participating in customary due diligence sessions).

(e)           During the Cooperation Period, the Company shall use reasonable best efforts to inform Parent promptly in writing if the Company’s chief financial officer concludes that (i) any previously issued financial statement of the Company or any of its Subsidiaries included or intended to be used in connection with any Financing should no longer be relied upon as per Item 4.02 of Form 8-K under the Exchange Act or (ii) a restatement of any such financial statement is required.

Section 5.21           Viper. Notwithstanding anything in this Agreement to the contrary, the obligations of Parent and its Subsidiaries under this Agreement to take an action or not to take an action shall only apply with respect to Viper and its Subsidiaries to the extent (A) permitted by the Organizational Documents of Viper and its Subsidiaries, (B) Parent is authorized and empowered to bind Viper and its Subsidiaries or has the direct or indirect contractual or other legal authority to cause Viper and its Subsidiaries to take such action or not take such action, as applicable, and (C) such action or inaction would not breach (x) any contractual obligation or fiduciary duty to Viper or any of its equity holders or any contractual obligations or fiduciary duties of Viper to its equity holders or (y) any contractual obligations in respect of debt for borrowed money of Viper or its Subsidiaries.

Section 5.22           Certain Company Matters. Until the earlier of the occurrence of the Closing or the termination of this Agreement, the Company and the Company Representative shall not permit any Transfers of the Company Interests other than (x) in a Permitted Transfer or (y) to a transferee approved in writing by Parent. The Company Representative shall cause the Company to comply with its obligations under this Agreement. The Company shall keep Parent reasonably apprised on a current basis of any Transfers of Company Interests.

Section 5.23           Termination of Agreements with Related Parties. Effective upon the Closing, the Company and the Company Representative shall cause all Contracts between the (x) the Related Parties, on the one hand, and (y) the Company and its Subsidiaries, on the other hand (such Contracts, the “Related Party Contracts”) to be terminated, without any liability to or obligation on the part of the Company or any of its Affiliates (excluding the Related Parties and including, from and after the Closing, Parent and its Subsidiaries). This Section 5.23 shall not apply to (i) the Related Party Contracts set forth in Section 5.23 of the Company Disclosure Letter or (ii) any Permitted Oil and Gas Arrangement or (iii) any Related Party Contract designated by Parent to be excluded from this Section 5.23, in writing to the Company and Company Representative, at least five (5) Business Days prior to Closing.

Article VI
CONDITIONS PRECEDENT

Section 6.1             Conditions to the Parties’ Obligation to Effect the Transactions. The obligation of each Party to effect the Transactions is subject to the satisfaction at or prior to the First Merger Effective Time of the following conditions:

(a)            Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Parent Organizational Documents, as applicable.

(b)           HSR Act. Any applicable waiting period under the HSR Act relating to the Transactions shall have expired or been terminated.

(c)           No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition (an “Order”) issued by any Governmental Entity having competent jurisdiction, restraining, enjoining or otherwise prohibiting the First Merger shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the First Merger.

(d)           Nasdaq Listing. The shares of Parent Common Stock to be issued in the Transactions, as provided for in Article II shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

Section 6.2             Conditions to the Obligations of Parent and Merger Subs to Effect the Transactions. The obligation of Parent and Merger Subs to effect the Transactions is also subject to the satisfaction, or waiver by Parent, at or prior to the First Merger Effective Time of the following conditions:

(a)            Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.5, and Section 3.12(a) shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to the phrase “as of the date of this Agreement” in the first paragraph of Article III) as if made as of the Closing Date (except, with respect to Section 3.12(a), for any de minimis inaccuracies) (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the other representations and warranties of the Company set forth in Section 3.12 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (without giving effect to the phrase “as of the date of this Agreement” in the first paragraph of Article III) as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of the Company set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date (without giving effect to the phrase “as of the date of this Agreement” in the first paragraph of Article III) as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to First Merger Effective Time; provided that a breach of Section 5.1(a)(ii) due to Leakage payments in cash by the Company or its Subsidiaries shall not be deemed material unless the Cash Consideration would be a negative number.

(c)            No Company Material Adverse Effect. Since the date of this Agreement, there will not have occurred any Company Material Adverse Effect that is continuing.

(d)           Officers’ Certificate. Parent shall have received a certificate, substantially in the form attached hereto as Exhibit B, signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

(e)            Tax Forms. Parent shall have received an IRS Form W-9 properly completed and duly executed by each Company Holder (or, if a Company Holder is treated as an entity disregarded as separate from its owner for U.S. federal income tax purposes, the Person that is treated as its regarded tax owner for such purposes with such Company Holder being identified as a disregarded entity on such Person’s IRS Form W-9), signed under penalties of perjury.

Section 6.3             Conditions to the Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Transactions is also subject to the satisfaction, or waiver by the Company, at or prior to the First Merger Effective Time of the following conditions:

(a)           Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in Section 4.1, Section 4.2, Section 4.3(a), Section 4.4, Section 4.5, and Section 4.12(a) shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to the phrase “as of the date of this Agreement” in the first paragraph of Article IV) as if made as of the Closing Date (except, with respect to Section 4.12(a), for any de minimis inaccuracies) (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the other representations and warranties of Parent and Merger Subs set forth in Section 4.12 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (without giving effect to the phrase “as of the date of this Agreement” in the first paragraph of Article IV) as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of the Parent and Merger Subs set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date (without giving effect to the phrase “as of the date of this Agreement” in the first paragraph of Article IV) as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Performance of Obligations of Parent and Merger Subs. Each of Parent, Merger Sub I and Merger Sub II shall have performed, or complied with, in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the First Merger Effective Time.

(c)            No Parent Material Adverse Effect. Since the date of this Agreement, there will not have occurred any Parent Material Adverse Effect that is continuing.

(d)           Officers’ Certificate. The Company shall have received a certificate, substantially in the form attached hereto as Exhibit C, signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

(e)           Tax Opinion. The Company shall have received a written opinion of Paul, Weiss, Rifkind, Wharton & Garrison, LLP or, if Paul, Weiss, Rifkind, Wharton & Garrison, LLP is unable, or declines, to deliver such opinion, of such other tax counsel of nationally recognized standing as Parent and the Company may mutually agree, such agreement not to be unreasonably withheld, conditioned or delayed (it being understood that Wachtell, Lipton, Rosen & Katz is mutually agreed to be acceptable other tax counsel) (“Tax Counsel”), dated as of the Closing Date, and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for the Reorganization Treatment (the “Tax Opinion”). In rendering the Tax Opinion, Tax Counsel shall be entitled to receive and rely upon the certificates that shall be provided to it by each of the Company and Parent pursuant to Section 5.10(e). Parent shall have delivered to the Company a properly executed Parent Representation Letter, signed by an officer of the Parent and dated as of the Closing Date, in form and substance consistent with the certificate attached hereto as Exhibit E-2. In the Tax Opinion, Tax Counsel shall assume that for purposes of determining whether the Merger satisfies the “continuity of interest” requirement under Treasury Regulations Section 1.368-1(e) (barring a modification of this Agreement after the date hereof that, pursuant to Treasury Regulations Section 1.368-1(e)(ii)(B), requires otherwise), the value of Parent Common Stock to be received by the holders of Company Interests pursuant to the Merger is intended to be determined by applying the “Signing Date Rule” as defined in Revenue Procedure 2018-12, applying the methodology and assumptions set forth in Section 5.10(f).

Article VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1             Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to First Merger Effective Time (with any termination by Parent also being an effective termination by both of the Merger Subs):

(a)            by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company:

(i)           if the First Merger shall not have been consummated on or before February 11, 2025 (the “Outside Date”); provided, that if (x) the Closing has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 6.1(b) and Section 6.1(c) (if relating to the HSR Act or any other antitrust Law) on or prior to the date that is three Business Days prior to February 11, 2025, and (y) all other conditions in this Agreement have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by Law) waived, the Outside Date will be automatically extended to May 11, 2025; provided, further, that if (x) the Closing has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 6.1(b) and Section 6.1(c) (if relating to the HSR Act or any other antitrust Law) on or prior to the date that is three Business Days prior to May 11, 2025, and (y) all other conditions in this Agreement have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by Law) waived, the Outside Date will be automatically extended to August 11, 2025; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the principal cause of, or principally resulted in, the failure of the Transactions to be consummated by the Outside Date;

(ii)          if any Governmental Entity having competent jurisdiction shall have issued an Order restraining, enjoining or otherwise prohibiting any of the Transactions, and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the principal cause of, or principally resulted in, issuance of such Order;

(iii)          if such other Party shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2 by Parent, which is addressed by Section 7.1(c)), or if any representation or warranty of such other Party shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in Article VI and (B) cannot be or has not been cured by the earlier of (x) the Outside Date and (y) thirty (30) days after the giving of written notice to such other Party of such breach or failure (any such breach, a “Terminable Breach”); provided, however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) if such Party is then in Terminable Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(iv)         if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Stock Issuance was taken; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to a Party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the principal cause of, or principally resulted in, the failure to obtain Parent Stockholder Approval.

(c)            By the Company, if at any time prior to, but not after, the time the Parent Stockholder Approval is obtained, (x) the Parent Board has effected a Parent Adverse Recommendation Change or (y) Parent has materially breached its obligations under Section 5.2 (other than in the case where such breach is a result of an isolated action by a Person that is a Representative of Parent who was not acting at the direction or request of Parent).

Section 7.2             Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of any Party (except as expressly provided for in Section 7.3), provided, that:

(a)           the Confidentiality Agreement and the provisions of Section 3.5 (Brokers), Section 3.23 (No Other Representations or Warranties), Section 4.5 (Brokers), Section 4.27 (No Other Representations or Warranties), Section 5.11 (Public Announcements), this Section 7.2 (Effect of Termination), Section 7.3 (Termination Fee; Expenses), Section 8.2 (Notices), the provisions of Section 8.3 (Certain Definitions) to the extent related to the other sections referenced in this Section 7.2(a), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.15 (No Other Parties to this Agreement), Section 8.16 (Waiver of Jury Trial) and Section 8.19 (No Presumption Against Drafting Party) shall survive the termination hereof; and

(b)           no such termination shall relieve any Party from any liability or damages resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud, in which case any non-breaching Party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, the term “Willful and Material Breach” means, with respect to any agreement or covenant in this Agreement, a material breach that is the consequence of an act or omission taken or omitted to be taken that the breaching Party intentionally takes (or intentionally fails to take) with the knowledge that such act or omission would cause a material breach of such agreement or covenant.

Section 7.3             Termination Fee; Expenses.

(a)            Except as otherwise provided in this Section 7.3, Section 5.5, Section 5.17, Section 5.18 and Section 5.19, all fees and expenses (including those payable to Representatives) incurred in connection with this Agreement and the Transactions (“Expenses”) shall be paid by the Party incurring such fees or expenses, whether or not the Transactions are consummated. Parent shall be responsible for the payment of any filing fees required to be made in connection with filings to be made under the HSR Act.

(b)           In the event that:

(i)           (A) after the date of this Agreement, an Acquisition Proposal (whether or not conditional) (1) is made directly to the Parent Stockholders or is otherwise publicly disclosed or shall otherwise have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional) to make, an Acquisition Proposal and, in each case, such Acquisition Proposal is not withdrawn prior to such termination (or, in the case of termination pursuant to Section 7.1(b)(iv) (Parent Stockholder No Vote), such Acquisition Proposal is publicly announced and not withdrawn at least two (2) Business Days prior to the date of the Parent Stockholders Meeting) or (2) is otherwise communicated to senior management of Parent or the Parent Board prior to the termination hereof and not withdrawn prior to such termination, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) (Outside Date) or, but only in the case of sub-clause (1) in the foregoing clause (A), Section 7.1(b)(iv) (Parent Stockholder No Vote) or by the Company pursuant to Section 7.1(c)(y) (Breach of Non-Solicitation) or Section 7.1(b)(iii) (Breach of Parent Representations or Covenants) with respect to a Terminable Breach by Parent, and (C) within twelve (12) months after the date of such termination, Parent enters into an agreement in respect of any Acquisition Proposal or recommends or submits an Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Acquisition Proposal with respect to Parent is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this Section 7.3(b)(i), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more”);

(ii)          this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iv) (Parent Stockholder No Vote) and, immediately prior to the Parent Stockholders Meeting, the Company would have been entitled to terminate this Agreement pursuant to Section 7.1(c)(x) (Change in Recommendation);

(iii)         this Agreement is terminated by the Company pursuant to Section 7.1(c)(x) (Change in Recommendation);

then, in either such event, Parent shall pay to the Company $1,400,000,000 (the “Parent Termination Fee”), less the amount of Company Expenses previously paid to the Company (if any) pursuant to Section 7.3(c), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion; provided, that the payment by Parent of the Parent Termination Fee pursuant to this Section 7.3(b) shall not relieve Parent from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud. The Parent Termination Fee payable pursuant to (x) Section 7.3(b)(i) shall be paid upon signing a definitive agreement for a transaction relating to an Acquisition Proposal (or, if earlier, the consummation of a transaction contemplated by an Acquisition Proposal), (y) Section 7.3(b)(ii) (due to termination by the Company) or Section 7.3(b)(iii), shall be paid within two (2) Business Days of such termination or (z) Section 7.3(b)(ii) (due to termination by the Parent), by wire transfer of same day immediately available funds.

(c)            In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iv) (Parent Stockholder No Vote) under circumstances in which the Parent Termination Fee is not then payable pursuant to Section 7.3(b), then Parent shall pay the Company for all reasonable out-of-pocket fees and expenses incurred or paid by Company, the Company Representative or any of their Affiliates in connection with the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions, including all due diligence and financing costs, filing fees, printing fees and fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants, not to exceed $260,000,000 (the “Company Expenses”) within two (2) Business Days after notification of the amounts thereof by the Company by wire transfer of same day immediately available funds; provided, that the payment by Parent of the Company Expenses pursuant to this Section 7.3(c) shall not relieve Parent (x) of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 7.3(b) except to the extent indicated in such Section or (y) from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud.

(d)           Each Party acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the Company would not enter into this Agreement. Each of the Parties further acknowledges that the payment of the amounts by Parent specified in this Section 7.3 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if Parent fails to promptly pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the amounts set forth in this Section 7.3 or any portion thereof, Parent shall pay to the Company its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(e)            Except in the case of Willful and Material Breach or Fraud by Parent, following the termination of this Agreement in accordance with its terms, and where the Parent Termination Fee and/or Company Expenses is paid in accordance with this Section 7.3, (i) the Company’s receipt of the Parent Termination Fee or Company Expenses, as applicable, from or on behalf of Parent shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable laws or otherwise) against Parent and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for, and (ii) in no event will the Company or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger or the other Transactions to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement (other than in the case of the payment of only Company Expenses, the payment of the Parent Termination Fee (less the amount of Company Expenses previously paid to the Company) if required to be paid under Section 7.3(b) and any costs or expenses payable pursuant to Section 7.3(d) with respect to such payment of the Parent Termination Fee). Upon payment of the Parent Termination Fee or Company Expenses (including, if any, the costs or expenses payable pursuant to Section 7.3(d)) in accordance with this Section 7.3, neither Parent nor any of its Affiliates or Representatives shall have any further liability or obligation to the Company relating to or arising out of this Agreement or the Transactions (other than in the case of the payment of only Company Expenses, the payment of the Parent Termination Fee (less the amount of Company Expenses previously paid to the Company) if required to be paid under Section 7.3(b) and any costs or expenses payable pursuant to Section 7.3(d) with respect to such payment of the Parent Termination Fee).

Article VIII
GENERAL PROVISIONS

Section 8.1             Nonsurvival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Merger Effective Time, other than those covenants or agreements of the Parties that by their terms apply, or are to be performed in whole or in part, after the First Merger Effective Time.

Section 8.2             Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto), (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i)	if to Parent, Merger Subs, or after the Merger Effective Time, to the Surviving Company, to:

Diamondback Energy, Inc.
500 West Texas Ave., Suite 1200
Midland, TX 79701
Attention: Kaes Van’t Hof, President and Chief Financial Officer
E-mail: KVantHof@DiamondbackEnergy.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn:      Zachary S. Podolsky

               Steven R. Green

Email:     ZSPodolsky@wlrk.com

               SRGreen@wlrk.com

(ii)	if to the Company or the Company Representative prior to Closing, to:

Endeavor Parent, LLC
110 N. Marienfeld Street
Midland, TX 79701
Attention: William F. Krueger, Vice President and General Counsel
E-mail: WKrueger@eeronline.com

Endeavor Manager, LLC
110 N. Marienfeld Street
Midland, TX 79701
Attention: William F. Krueger, Vice President and General Counsel
E-mail: WKrueger@eeronline.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Krishna Veeraraghavan
                   Benjamin M. Goodchild
E-mail: kveeraraghavan@paulweiss.com
             bgoodchild@paulweiss.com

(iii)	if to the Company Representative on or after Closing, to:

Endeavor Manager, LLC

Attention:
E-mail:

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Krishna Veeraraghavan
                   Benjamin M. Goodchild
E-mail: kveeraraghavan@paulweiss.com
             bgoodchild@paulweiss.com

Section 8.3             Certain Definitions. For purposes of this Agreement:

(a)            “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b)           “Anti-Corruptions Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) UK Bribery Act of 2010, as amended, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar anti-corruption Laws.

(c)            “Assets” means all of the assets and properties of a Party and its Subsidiaries.

(d)           “Base Cash Amount” means $8,000,000,000.

(e)            “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Midland, Texas are authorized or required by applicable Law to be closed.

(f)            “Cash Consideration” means (i) the Base Cash Amount, plus (ii) the Permitted Distribution Amount, less (iii) the Make-Whole Amount, less (iv) Leakage, less (v) any Permitted Leakage under limbs (iv) or (v) of the definition thereof, less (vi) the Net Debt Position.

(g)           “Closing Adjustment”, which may be a positive or negative number, means (i) the Permitted Distribution Amount, less (ii) the Make-Whole Amount, less (iii) Leakage less (iv) any Permitted Leakage limbs (iv) or (v) of the definition thereof, less (v) the Net Debt Position, as determined based on the Closing Statement that is finalized in accordance with Section 2.2(a).

(h)           “Company Benefit Plan” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and any bonus, deferred compensation, incentive compensation, employment, individual consulting or other compensation agreement, equity, equity purchase or any other equity-based compensation, change in control, retention, termination or severance, sick leave, pay, salary continuation for disability, retirement or supplemental retirement, pension, profit sharing, dependent care, vacation, hospitalization, medical insurance, health, welfare, retiree welfare, life insurance, scholarship, cafeteria, employee assistance, education or tuition assistance, or fringe and any other benefit or compensation policy, plan, program, agreement or arrangement, in each case, for the benefit of current or former employees, directors, consultants or independent contractors (or any dependent or beneficiary thereof) of the Company or any of its Subsidiaries or any of their ERISA Affiliates that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any current or contingent liability or obligation, including on account of an ERISA Affiliate.

(i)             “Company LTIP” means the Endeavor Energy Resources, L.P. Incentive Compensation Plan, as amended or modified.

(j)             “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

(k)            “Company Phantom Equity Plan” means the Endeavor Energy Resources, L.P. Phantom Equity Plan, as amended or modified.

(l)             “Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of December 21, 2023, by and between Parent and Endeavor LP, as amended or supplemented from time to time.

(m)           “Contracts” means, excluding the Oil and Gas Leases, the Rights of Way, and any other instrument creating or memorializing the ownership of any Oil and Gas Properties or Rights of Way included in the Assets, all contracts, agreements, lease, sublease, occupancy agreement, license, sublicense, indenture, note, bond, loan, mortgage, deed of trust, concession, franchise, Permit or other legally binding arrangements, instrument, commitment or undertaking, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto.

(n)           “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(o)            “Controlled Group” means any organization that is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o).

(p)           “Damages” means losses, costs, fines, penalties, damages, Taxes, claims, actions, judgments and amounts paid in settlement.

(q)           “Debt Financing Sources” means the entities that have committed to provide or arrange the Debt Financing (the “Debt Financing Entities”) and their respective Representatives and other Affiliates.

(r)            “Derivative” means a derivative transaction within the coverage of SFAS No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, whether real or synthetic, including collateralized mortgage or debt obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transactions.

(s)           “EBITDA” means, with respect to any Person and its Subsidiaries, the sum of (i) consolidated net income, determined in accordance with GAAP, plus (ii) without duplication and to the extent deducted in determining such consolidated net income, the sum of (A) consolidated interest expense, plus (B) consolidated income tax expense, plus (iii) all amounts attributed to depletion, depreciation or amortization, in each case of such Person and its Subsidiaries.

(t)            “Encumbrance” means any charge, claim, license, limitation, condition, equitable interest, mortgage, lien, pledge, security interest, right of first refusal and/or right of first offer, pre-emptive right, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

(u)            “Environmental Condition” means (a) a condition with respect to the air, soil, subsurface, surface waters, ground waters or sediments that causes a Party or its Subsidiaries or an Asset (or a Party or its Subsidiaries with respect to an Asset) not to be in compliance with any Environmental Law, (b) the existence with respect to the Asset or their operation thereof of any environmental pollution, contamination, degradation, damage or injury caused by or related to an Asset for which Remediation is presently required under Environmental Laws, or (c) any condition, act or omission with respect to an Asset or operation thereof, or a Party or its Subsidiaries, that gives rise to liabilities or obligations under Environmental Laws.

(v)            “Environmental Laws” means any Law (including common law) relating to human health and safety (to the extent related to exposure to Hazardous Substances, pollution, the protection or restoration of the environment or, as such relates to Hazardous Substances, Hydrocarbons or NORM, or natural resource damages, including any such law relating to the generation, manufacture, treatment, storage, disposal, use, handling, transportation or Release of any Hazardous Substances, Release of Hydrocarbons, or to exposure to Hazardous Substances, Hydrocarbons or NORM, including CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Occupational Safety and Health Act (to the extent related to Hazardous Substances), and their implementing regulations, along with and all similar state or local acts and regulations, including any environmental Laws regulated by or delegated to the Texas Railroad Commission under Texas Water Code or the Memorandum of Understanding between the Railroad Commission of Texas (RRC) and the Texas Commission on Environmental Quality (TCEQ).

(w)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

(x)            “ERISA Affiliate” means any Person or entity (whether or not incorporated) that, at any relevant time, is or was treated as a single employer with any member of Party or its Subsidiaries within the meaning of Sections 414(b), (c), (m), or (o) of the Code and the rules and regulations issued thereunder.

(y)           “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

(z)            “Ex-Im Laws” means all applicable trade Laws relating to export, re-export, transfer or import controls (including the U.S. Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import laws administered by U.S. Customs and Border Protection).

(aa)          “Existing Credit Agreement” means that certain Credit Agreement, dated as of February 16, 2022 (as last amended on October 26, 2023 and as may be further amended, supplemented or modified from time to time), by and among Endeavor LP, PNC, National Association, as Administrative Agent, and certain lenders thereto, as in effect on the date hereof, or any amendment, refinancing or replacement thereof entered; provided that, after giving effect to such amendment, refinancing or replacement, the Existing Credit Agreement or the replacement agreement, as applicable, (A) is prepayable or redeemable at the First Merger Effective Time or at any time (subject to customary notice requirements) without premium or penalty (other than customary interest rate breakage) and (B) the commitments thereunder are no greater than $1,500,000,000.

(bb)         “Existing Notes” means the 5.750% Senior Notes due 2028 of the Issuers, in original principal amount of $1,000,000,000.

(cc)          “Existing Notes Indenture” means that certain Indenture, dated as of December 7, 2017 (as amended, supplemented or modified from time to time), among Endeavor LP, EER Finance, Inc., a Delaware corporation (together with Endeavor LP, the “Issuers”), guarantors party thereto and Citibank, N.A., as trustee.

(dd)         “Fraud” means actual fraud by a Person, which involves a knowing and intentional or willful misrepresentation or omission of a material fact with respect to the making of (i) any representation or warranty set forth in Article III or in the corresponding representations or warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c) or (ii) any representation or warranty set forth in Article IV or in the corresponding representations or warranties set forth in the Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c), in each case, and does not include any fraud claim based on negligent misrepresentation, recklessness or any equitable fraud or promissory fraud.

(ee)          “Governmental Entity” means any government or instrumentality, subdivision, court, legislature, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, arbitral, police, regulatory, taxing, importing or other governmental or quasi-governmental authority.

(ff)           “Hazardous Substances” means any pollutants, contaminants, substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability or for which standards of conduct may be imposed under, any Environmental Laws, including asbestos or asbestos-containing materials, produced water, polychlorinated biphenyls, petroleum or petroleum byproducts, radioactive materials (including NORM), toxic mold and per- or poly-fluoroalkyl substances.

(gg)          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(hh)         “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquid or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

(ii)            “Income Tax” means any Taxes imposed on or based on or measured with respect to gross or net income or profits (however denominated) or other similar Taxes or any franchise Tax imposed on or based on or measured with respect to, gross or net income.

(jj)           “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, (iv) all obligations of such Person under installment sale contracts, (v) to the extent drawn, reimbursement obligations under letters of credit or similar credit, performance, or surety transactions, (vi) all indebtedness of others described in clauses (i) through (v) above guaranteed by such Person; provided, however, Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

(kk)          “Intellectual Property Rights” means any and all proprietary, industrial and intellectual property rights, under the law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (i) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (ii) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (iii) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; (iv) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (v) all applications and registrations for the foregoing, and (vi) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present, and future infringement, misappropriation, or other violation of any of the foregoing.

(ll)           “Interests” means, with respect to any Person: (a) capital stock, membership interests, units, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person (including the right to participate in the management and business and affairs or otherwise control such Person); (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any subscriptions, options, warrants, calls, preemptive rights or other right (contingent or otherwise) to subscribe for, purchase or otherwise acquire any of the foregoing.

(mm)        “IRS” means Internal Revenue Service.

(nn)         “knowledge” of any Party means (i) with respect to Parent, the actual knowledge (after reasonable inquiry) of the individuals set forth on Section 8.3(nn) of the Parent Disclosure Letter, and (ii) with respect to the Company, the actual knowledge (after reasonably inquiry) of the individuals set forth on Section 8.3(nn) of the Company Disclosure Letter.

(oo)         “Labor Agreement” means any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative.

(pp)         “Laws” means all statutes, laws, common laws, ordinances, regulations, rules, codes, executive orders, and Orders of any Governmental Entity.

(qq)         “Leakage” means any of the following, but excluding Permitted Leakage: (i) any dividend or distribution (whether in cash or in kind) declared, paid or made by the Company or any Subsidiary of the Company to any Person other than a Wholly Owned Company Subsidiary; (ii) any redemption or purchase of Interests by the Company or any Subsidiary of the Company other than to, or in respect of Interests held solely by, the Company or a Wholly Owned Company Subsidiary; (iii) any payments (including management, monitoring, advisory or other fees) made or other economic benefits given by the Company or any Subsidiary of the Company to any Restricted Affiliates (other than payments required to be made under the terms of the Contracts set forth in Section 8.3(qq) of the Company Disclosure Letter, as in effect on the date of this Agreement); (iv) any assets transferred to any Restricted Affiliate by the Company or Subsidiary of the Company (other than as set forth in Section 8.3(qq) of the Company Disclosure Letter, as in effect on the date of this Agreement); (v) any liability of any Restricted Affiliate, which is assumed, incurred or indemnified by the Company or any Subsidiary of the Company (excluding any employment or director indemnification agreement or arrangement or Contract with any employee, officer or director existing as of the date of this Agreement); (vi) any lending or guaranteeing by the Company or any Subsidiary of the Company of any amount owed by any Restricted Affiliate, and any waiver or agreement to waive any amount owed to the Company or any Subsidiary of the Company by any Restricted Affiliate; and (vii) the agreement by the Company or any Subsidiary of the Company to do any of the matters or pay any amounts referred to in the foregoing clauses (i) through (vi).

(rr)           “made available to Parent” means that such information, document, or material was: (i) made available for review by the Company for Parent at least forty-eight (48) hours prior to the execution of this Agreement in the virtual “data room” maintained by the Company in connection with this Agreement; or (iii) provided by the Company via email to Parent at least forty-eight (48) hours prior to the execution of this Agreement.

(ss)          “made available to the Company” means that such information, document, or material was: (i) included in the SEC Documents and publicly available on the EDGAR database at least forty-eight (48) hours prior to the execution of this Agreement; (ii) made available for review by Parent for the Company at least forty-eight (48) hours prior to the execution of this Agreement in the virtual “data room” maintained by Parent in connection with this Agreement; or (iii) provided by Parent via email to the Company at least forty-eight (48) hours prior to the execution of this Agreement.

(tt)           “Make-Whole Amount” means prepayment premiums, penalties, breakage costs or other similar obligations required for (i) the termination of the Existing Credit Agreement and (ii) the Discharge of the Existing Notes.

(uu)         “Material Adverse Effect” means, with respect to any Person, any event, change, circumstance, development, condition, occurrence or effect that has, or would have, a material adverse effect on the business, condition (financial or otherwise), or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, no event, change, circumstance, development, condition, occurrence or effect to the extent resulting from or arising out of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur: (A) changes after the date of this Agreement in conditions or developments generally applicable to the oil and gas exploration, development or production industry in the United States or any area or areas where the assets of such Person or any of its Subsidiaries are located, including changes in Law or regulation affecting such industry; (B) changes after the date of this Agreement in general economic or political conditions or securities, credit, financial or other capital markets conditions, including changes generally in supply, demand, price levels, interest rates, changes in the price of any commodity (including Hydrocarbons and Hydrocarbon products) or general market prices, changes in the cost of fuel, sand or proppants and changes in exchange rates, in each case in the United States or any foreign jurisdiction; (C) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the events, changes, circumstances, developments, conditions, occurrences or effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Material Adverse Effect); (D) solely with respect to Parent, any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the events, changes, circumstances, developments, conditions, occurrences or effects giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (E) any change after the date of this Agreement in applicable Law or GAAP (or authoritative interpretation thereof); (F) geopolitical conditions (or changes in such conditions), the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism; (G) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis, or the worsening of any of the foregoing; (H) the execution, public announcement or consummation of the Merger or the other Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions customers, suppliers or partners (provided that the exception in this clause (H) shall not apply to any representation or warranty related to the execution, announcement or consummation of the Merger or the other Transactions); (I) the identity of Parent Parties as the acquirors of the Company; (J) any actions taken or omitted to be taken by a Party at the express written direction of the other Parties (for the avoidance of doubt any action by, or omission of, a Party for which such Party sought or requested, and the other Parties provided, consent shall not be deemed to be “at the written direction of” such Party); (K) any steps expressly required to be taken pursuant to this Agreement; (L) solely in the case of Parent, any Proceedings commenced by any stockholder of Parent (on its own behalf or on behalf of Parent) arising out of or related to this Agreement or the Merger or other Transactions, or (M) or the failure of a Party to take any action that such Party is prohibited by the terms of this Agreement from taking to the extent the other Party fails to give its consent thereto after a written request therefor pursuant to Section 5.1 except to the extent any such event, change, circumstance, occurrence or effect directly or indirectly resulting from, arising out of, attributable to or related to any of the matters described in clauses (A), (B), (E), (F) or (G), has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other similarly situated Persons in the oil and gas exploration, development and production industry in the geographic areas in which such Person and any of its Subsidiaries operate (in which case, such event, change, circumstance, occurrence or effect (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur solely to the extent it is disproportionate).

(vv)         “Net Debt Position” means (i) the Indebtedness of the Company and its Subsidiaries, taken as a whole, as of December 31, 2023, minus (ii) the cash and cash equivalents of the Company and its Subsidiaries, taken as a whole, as of December 31, 2023, which amount is set forth on Section 8.3(vv) of the Company Disclosure Letter.

(ww)        “Oil and Gas Leases” means all Hydrocarbon leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains operating rights in and to Hydrocarbons or other rights to investigate, explore, prospect, drill and produce Hydrocarbons from any other real property interests.

(xx)          “Oil and Gas Properties” means all interests in and rights with respect to (i) material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary and back-in interests, reservations and concessions and (ii) all Wells located on or producing from any of the Oil and Gas Properties described in clause (i) above.

(yy)         “Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement thereof, and (d) with respect to any other Person, the organizational, constituent or governing documents or instruments of such Person.

(zz)          “Parent Benefit Plan” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and any bonus, deferred compensation, incentive compensation, employment, individual consulting or other compensation agreement, equity, equity purchase or any other equity-based compensation, change in control, retention, termination or severance, sick leave, pay, salary continuation for disability, retirement or supplemental retirement, pension, profit sharing, dependent care, vacation, hospitalization, medical insurance, health, welfare, retiree welfare, life insurance, scholarship, cafeteria, employee assistance, education or tuition assistance, or fringe and any other benefit or compensation policy, plan, program, agreement or arrangement, in each case, for the benefit of current or former employees, directors, consultants or independent contractors (or any dependent or beneficiary thereof) of Parent or any of its Subsidiaries or any of their ERISA Affiliates or that is sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries or under or with respect to which Parent or any of its Subsidiaries has or could reasonably be expected to have any current or contingent liability or obligation, including on account of an ERISA Affiliate.

(aaa)        “Parent Equity Plan” means Parent’s 2021 Equity Incentive Plan.

(bbb)       “Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

(ccc)        “Parent PRSU Award” means each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

(ddd)       “Parent RSU Award” means each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

(eee)        “Pass-Through Tax Return” means any Tax Return (i) with respect to Income Taxes that reports taxable income with respect to the Company or any of its Subsidiaries and (ii) with respect to which the direct or indirect beneficial owners of the Company (or any predecessor thereof) (and not the Company or any of its Subsidiaries themselves) are required to pay the related Taxes.

(fff)          “Permits” means federal, state and local government licenses, permits, registrations, franchises, orders, consents, approvals, variances, waivers, exemptions and other authorizations by, or filings with, any Governmental Entity.

(ggg)       “Permitted Distribution Amount” means the dollar amount that is equal to the product of (x) the total dividends per share declared by Parent per share of Parent Common Stock following the date of this Agreement and prior to the Closing Date and with a record date that is prior to the Closing Date (other than Parent’s regular quarterly dividend to be declared and paid between the date of this Agreement and March 31, 2024 in an amount not to exceed $3.10 per share of Parent Common Stock) and (y) the number of shares of Parent Common Stock constituting the Common Stock Consideration.

(hhh)       “Permitted Encumbrance” means (i) to the extent not applicable to the Transactions, consent rights, maintenance of uniform interest provisions, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts or Oil and Gas Leases, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents that are customary for the oil and gas industry and were granted in the ordinary course of business consistent with past practice; (ii) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the applicable party; (iii) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report Letter; (iv) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Encumbrance (A) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby; (v) such Encumbrances as Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing; (vi) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected; (vii) any Encumbrance discharged at or prior to the First Merger Effective Time, including Encumbrances securing any Indebtedness that will be paid off in connection with the Closing; (viii) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions that are customary for the oil and gas industry; (ix) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that (A) would be accepted by a reasonably prudent purchaser of oil and gas interests, (B) would not reduce the net revenue interest of the applicable Party, in the aggregate, in the applicable Oil and Gas Properties below that set forth in the Company Reserve Report Letter, and (C) would not increase the working interest of the applicable Party, in the aggregate, in the applicable Oil and Gas Properties above that set forth in the Company Reserve Report Letter or the Parent Reserve Report Letter; (x) non-exclusive licenses of Intellectual Property Rights; and (xi) Encumbrances securing any Indebtedness permitted by Section 5.1(a)(x).

(iii)           “Permitted Leakage” means: (i) any payment made or agreed to be made by the Company or any of its Subsidiaries at the express written request (or with the express prior written consent) of Parent; (ii) any payment made or agreed to be made in respect of salary, fees, bonuses or other monetary benefit paid to employees of the Company or any of its Subsidiaries and, to the extent performing services in respect of the business of the Company or any of its Subsidiaries, in each case, in the ordinary course of business and consistent with past practice; (iii) any payment made, or agreed to be made, by the Company or any of its Subsidiaries in relation to the premiums for any insurance policies (existing as of the date of this Agreement) with respect to directors and officers liability; (iv) the distribution of up to $690,000,000; (v) the distribution of the Permitted Distribution Amount; (vi) any payments made in the ordinary course of business pursuant to Permitted Oil and Gas Arrangements (including payments made in respect of Production Burdens); and (vii) any Taxes incurred by the Company or any of its Subsidiaries in connection with any of the transactions or matters described in the clauses above.

(jjj)           “Permitted Oil and Gas Arrangements” means an oil and gas lease (including any of the Oil and Gas Leases), pooling agreement, joint operating agreement, participation agreement, unit agreement, division order, production sharing agreement, assignment of overriding royalties, royalty interests, non-participating royalty interests, or other similar non-cost bearing interests, instrument any other instrument creating or memorializing the ownership of any Oil and Gas Properties or Rights of Way included in the Assets, or other substantially similar written agreement or written instrument, with a Restricted Affiliate, in each case, entered in the ordinary course of business consistent with past practice and on terms that are customary for the oil and gas industry, as in effect on the date of this Agreement and set forth in Section 8.3(pp) of the Company Disclosure Letter).

(kkk)        “Permitted Transfer” means any of (i) Transfer to an existing Company Holder, (ii) Transfer for estate planning purposes to any trust, partnership, limited liability company or other vehicle for the benefit of such Company Holder (so long as one or more of the Company Holders has sole dispositive power and exclusive voting control with respect to the Company Interests held by such vehicle); (iii) Transfer by will or intestate succession upon the death of a Company Holder or a division or distribution of a trust described in clause (ii) of this definition, and (iv) Transfer pursuant to a qualified domestic order, court order or in connection with a divorce settlement.

(lll)           “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(mmm)     “Phantom Interests” means the phantom units or other phantom equity interests of any the Company or any of its Subsidiaries granted pursuant to the Company Phantom Equity Plan or otherwise.

(nnn)       “Post-Closing Adjustment”, which may be a positive or negative number, means (i) the Permitted Distribution Amount, less (ii) the Make-Whole Amount, less (iii) Leakage less (iv) any Permitted Leakage limbs (iv) or (v) of the definition thereof, less (vi) the Net Debt Position, as finalized in accordance with Section 2.2(b).

(ooo)       “Preferential Rights” means any preferential rights to purchase or similar rights applicable to any Asset.

(ppp)       “Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

(qqq)       “Production Burdens” means any and all royalties (including lessors’ royalties and non-participating royalties), overriding royalties, excess royalties, minimum royalties, shut-in royalties, net profits interests and other similar burdens upon, measured by, or payable out of production of Hydrocarbons.

(rrr)          “Properties” means, collectively, the Oil and Gas Properties and the Wells.

(sss)        “Relative” means, with respect to any natural person, (a) such natural person’s spouse, (b) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption), and (c) the spouse of a natural person described in clause (b) of this definition.

(ttt)          “Release” means any releasing, disposing, discarding, abandonment, discharging, injecting, spilling, leaking, pumping, pouring, leaching, migrating, dumping, emitting, escaping or emptying into or upon any environmental media, including soil, air, sediment, subsurface strata, surface water, groundwater, or drinking water supply.

(uuu)       “Remediation” means the implementation and completion of any investigative, remedial, removal, response, monitoring, construction, repair, closure, disposal, restoration or other corrective actions (including any necessary filings or interactions with Governmental Authorities) required under Environmental Laws to respond, to the extent required by applicable Environmental Laws, to any Release or threatened Release of any Hazardous Substances at, on, under or from any Asset in the most cost-effective manner allowed under applicable Environmental Laws, considering ongoing operation and maintenance and any operational or use limitation or controls.

(vvv)       “Representative” means, with respect to any Party, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Party or any of its Subsidiaries.

(www)     “Restricted Affiliates” means (a) the Company Holders, (b) any Affiliate of the Company Holders and (c) any immediate family members of the Company Holders or their Controlling Persons, including the Related Parties but excluding, in each case, the Company and its Subsidiaries.

(xxx)         “Right-of-Way” or “Rights-of-Way” means all licenses, servitudes, easements, rights-of-way, surface use agreements, fee surface interests, surface leases, water access and water use agreements and other similar surface or subsurface rights or estates or water rights used in connection with the Oil and Gas Properties.

(yyy)       “Sanctioned Country” means, at any time, a country or territory that is the subject or target of comprehensive Sanctions, including, as of the date of this Agreement, Iran, Cuba, Syria, Russia, Belarus, the Crimea region and the so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine, and North Korea.

(zzz)         “Sanctioned Person” means, at any time, any Person: (a) listed on OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identifications List and any other Sanctions-related list of designated or blocked persons; (b) located, organized, operating or resident in a Sanctioned Country; or (c) majority-owned or Controlled by any of the foregoing, such that such Person is subject to the same prohibitions or restrictions as set forth in clause (a) or (b).

(aaaa)      “Sanctions” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (a) the United States (including the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) His Majesty’s Treasury.

(bbbb)    “Securities Act” means the U.S. Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

(cccc)      “Subsidiary” means, with respect to any Person, any other Person, whether incorporated or unincorporated, of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (i) more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, (ii) a general partner interest or (iii) a managing member interest.

(dddd)     “Surviving Company LLCA” means the limited liability company agreement of the Surviving Company attached as Exhibit D hereto.

(eeee)      “Tax Proceeding” means any audit, inquiry, examination, contest or other Proceeding with or against any Governmental Entity responsible for the imposition, regulation, collection or administration of Taxes.

(ffff)         “Tax Return” means any return, report, claim for refund, information return, statement or other similar document filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Tax, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(gggg)     “Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees in the nature of a tax, including income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, real property, personal property, sales, use, turnover, value added and franchise taxes, deductions, withholdings, and custom duties, imposed by any Governmental Entity, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

(hhhh)     “Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

(iiii)          “Transfer” (including its correlative meaning, “Transferred”) shall mean, with respect to any Interest, directly or indirectly, by operation of Law, contract or otherwise, (i) the sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition to any Person of such Interest, in whole or in part, (ii) any hedging, swap, forward contract or other transaction that is designed to or which reasonably could be expected to lead to or result in a transfer or other disposition of beneficial ownership of, or pecuniary interest in, or the economic consequences of having beneficial ownership of, such Interest, including any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to such Interest, (iii) short sale of, or trade in, such Interest, or entry into any transaction with respect to derivative securities representing the right to vote or economic benefits of, such Interest, or (iv) entry into any contract, option or other arrangement or understanding with respect to the matters described in the foregoing clauses (i) to (iii).

(jjjj)          “Treasury Regulations” means the final, temporary, and proposed United States Department of the Treasury regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(kkkk)      “Wells” means all Hydrocarbon wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all Hydrocarbon production from such well.

Section 8.4             Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Each accounting term not otherwise defined in this Agreement shall have the meaning commonly applied to such term in accordance with GAAP. References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

Section 8.5             Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Stockholders Agreement and the Confidentiality Agreement and the Clean Team Addendum constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof.

Section 8.6             No Third Party Beneficiaries.

(a)            Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as expressly provided in this Section 8.6(a) or in Section 5.8 (which is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives). Notwithstanding the foregoing, in the event of Parent’s, Merger Sub I’s or Merger Sub II’s Willful and Material Breach of this Agreement or Fraud, then the Company Holders, acting solely through the Company Representative, acting as agent, shall be express third party beneficiaries of this Agreement and, subject to the terms of this Agreement, shall be entitled to pursue specific performance as set forth in Section 8.10 or, if specific performance is not sought or granted as a remedy, damages (which may include the benefit of the bargain lost by such Company Holders); provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company Representative, on behalf of and as agent for the Company Holders, in the Company Representatives sole discretion, and in no event shall any such Company Holder be entitled to enforce any of their rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement in the event of any such Willful and Material Breach of this Agreement or Fraud, but rather the Company Representative shall have the sole and exclusive right to do so.

(b)           The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.14 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7             Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8             Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9             Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 8.10           Specific Performance. The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 8.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action. The rights set forth in this Section 8.10 are subject to Section 7.3(d).

Section 8.11           Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12           Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13           Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by the Parent Board or the Managing Member, as applicable, at any time prior to the First Merger Effective Time. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

Section 8.14           Extension of Time; Waiver. At any time prior to the First Merger Effective Time, either Parent or the Company may, by action taken or authorized by the Parent Board or the Managing Member as applicable, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Party contained herein, in each case inclusive of Merger Subs in the event of an extension or waiver with respect to Parent. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 8.15           No Other Parties to this Agreement. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of Company interests or other equity interests of the Company or securities in the Company (whether members or otherwise), any trust whose primary beneficiaries are one or more of such direct or indirect holder’s Relatives and the trustees or beneficiaries of any such trust, and (b) any Representative of (i) the Company or (ii) any Person who controls the Company. No Company Affiliate not a Party to this Agreement shall have any liability or obligation to Parent or Merger Subs of any nature whatsoever under this Agreement, and each of Parent, Merger Sub I and Merger Sub II hereby waive and release all claims of any such liability and obligation arising under this Agreement, other than for Fraud. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent or Merger Sub (whether stockholders or otherwise), and (y) any Representative of (i) Parent, Merger Sub I or Merger Sub II or (ii) any Person who controls Parent, Merger Sub I or Merger Sub II. No Parent Affiliate not a Party to this Agreement shall have any liability or obligation to the Company of any nature whatsoever under this Agreement, and the Company hereby waives and releases all claims of any such liability and obligation, other than for Fraud. Nothing in this Section 8.15 will relieve any Company Affiliate of any contractual obligations expressly set forth in the Stockholders Agreement to which such Company Affiliate is a party.

Section 8.16           Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.17           Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 8.18           Facsimile or.pdf Signature. This Agreement may be executed by facsimile or.pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.19           No Presumption Against Drafting Party . Each Party acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

Section 8.20           Conflicts Waiver . Parent, on behalf of itself, Merger Sub I, Merger Sub II and its and their respective directors, stockholders, partners, officers, employees and Affiliates and its and their respective successors and assigns, hereby acknowledges that Vinson & Elkins LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP (collectively, “Counsel”) have acted as counsel for the Company in connection with the negotiations, preparation, execution and delivery of this Agreement and the consummation of the Transactions (the “Company Engagement”) and not as counsel for any other person, including Parent, Merger Sub I, Merger Sub II or any of their Affiliates (including the First Surviving Company or the Surviving Company). Only the Company shall be considered a client of Counsel in the Company Engagement. Each Party agrees that Counsel shall be permitted, without the need for any future waiver or consent, to represent the Company or any Person entitled to indemnification by the Company hereunder from and after the Closing in connection with any matters, including the Company Engagement, contemplated by this Agreement and any other agreements referenced herein or any disagreement or dispute relating thereto, and may in connection therewith represent the agents or Affiliates of the Company or any Persons entitled to indemnification by the Company hereunder in any of the foregoing cases, including in any dispute, litigation or other adversary proceeding against, with or involving Parent, Merger Sub I, Merger Sub II, the First Surviving Company or the Surviving Company or any of their agents or Affiliates. Parent shall not, and shall cause the Surviving Company and its Affiliates not to, seek or have Paul, Weiss, Rifkind, Wharton & Garrison LLP disqualified from any such representation based upon the prior representation of the Company thereby. Each of the Parties hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of the Parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered and that the Parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 8.20 shall not be deemed exclusive of any other rights to which Counsel is entitled whether pursuant to law, contract or otherwise. In addition, all communications involving attorney-client confidences between the Company Holders, the Company Representative, the Company and their Affiliates, on the one hand, and Counsel, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated by this Agreement shall be deemed to be attorney-client confidences that belong solely to the Company Holders and their Affiliates (including Company Representative) (and not the Company and its Subsidiaries). Accordingly, the Company and its Subsidiaries shall not have access to any such communications or to the files of Counsel relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after Closing, (i) the Company Holders and their Affiliates (including the Company Representative) (and not the Company and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and the Company and its Subsidiaries shall not be a holder thereof, (ii) to the extent that files of Counsel in respect of such engagement constitute property of the client, only the Company Holders and their Affiliates (including the Company Representative) (and not the Company and its Subsidiaries) shall hold such property rights and (iii) Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company by reason of any attorney-client relationship between Counsel and the Company or any of its Subsidiaries or otherwise.

Section 8.21           Financing Provisions .Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement or the Debt Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement or the Debt Financing, (d) agrees that none of the Debt Financing Sources shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement, the Debt Commitment Letter or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (subject to the last sentence of this Section 8.21), and (e) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.21 and that this Section 8.21 and the definition of “Debt Financing Sources” may not be amended in any manner materially adverse to the Debt Financing Sources without the written consent of the Debt Financing Entities. Notwithstanding the foregoing, nothing in this Section 8.21 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Debt Financing Source’s obligations to Parent under the Debt Commitment Letter or the rights of the Company and its Subsidiaries against the Debt Financing Sources with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DIAMONDBACK ENERGY, INC.

By:	/s/ Travis D. Stice
Name: Travis D. Stice Title: Chief Executive Officer

ECLIPSE MERGER SUB I, LLC

By:	/s/ Kaes Van't Hof
Name: Kaes Van't Hof Title: President and Chief Financial Officer

ECLIPSE MERGER SUB II, LLC

By:	/s/ Kaes Van't Hof
Name: Kaes Van't Hof Title: President and Chief Financial Officer

ENDEAVOR PARENT, LLC,

By: Endeavor Manager, LLC, its Managing Member

By:	/s/ Autry C. Stephens
Name: Autry C. Stephens Title: Chairman of the Board and Sole Member

ENDEAVOR MANAGER, LLC

By:	/s/ Autry C. Stephens
Name: Autry C. Stephens Title: Chairman of the Board and Sole Member